Annual Report 2001


MTP MPF ComboMemory SSF
ATA-Disk Chip ROM/RAM Combo
ATA-Disk Module Concurrent SuperFlash
Firmware Hub Serial Flash LPC Flash
CompactFlash Card
Portable
Consumer
Bluetooth
Flash Microcontroller

Think Beyond Flash.
Think SuperFlash

SST®

Silicon Storage Technology, Inc.



Dear Fellow Shareholders:

On the heels of 2000's prosperity, 2001 was indeed a difficult year for everyone. It will very likely go down in history as the worst year of the high tech industry.

In early 2001, when the high tech industry began to show signs of weakness following the burst of the Internet bubble, the thought on everyone's mind was that life would return to normal once the excess inventory was worked off. Few could have anticipated the coming of the Perfect Storm: the worst slump of the semiconductor industry, the freezing of the wireless industry, the meltdown of the optical network industry, the tragic events of September 11 and the uncertain economic and social climate that followed.

For SST, the industry wide weakening caused our product revenues to decline substantially from the prior year. However, we continued to spend frugally and invest strategically to diversify our product offering and customer base. Our diversification strategy has been highly successful. Despite the most severe downturn in semiconductor history, our unit shipments in 2001 decreased only modestly from 2000. SST is today the dominant supplier of low-density flash memory products and the leading supplier of nonvolatile memory technology for embedded applications.

2001 also marked a year of strong growth in our technology licensing revenues, which increased by approximately 140 percent over 2000. Interest in licensing SuperFlash technology, directly or indirectly, for embedded applications has continued to grow worldwide.

In October, we announced our plans to provide embedded flash memory design and manufacturing services to Chinese design houses through SST China, our wholly owned subsidiary in China, and through our licensed foundries worldwide. Our objective is to jump-start the embedded-flash applications for the Chinese market, especially the smart card ICs for national ID card and cellular phone SIM card applications.

In 2001, we also enhanced our infrastructure in order to operate our business and to serve our customers more efficiently. We established a web based e-commerce tool, "e-Flash," to automate our customer orders and delivery tracking. To operate effectively in the highly competitive business environment in Taiwan, we established SPT as an out-sourced logistics center to provide planning, warehousing, delivery, billing, collection and other logistic functions. SPT services substantially all of our customers based in Taiwan and selected customers throughout Asia. We also established SST's Intranet, "BrainSSTorm," to greatly enhance our internal communications and automate our daily business process.

As we enter 2002 with a recovery on the horizon, we see abundant growth opportunities in front of us. We expect to gain market share in applications in which we still have very low penetration rates, such as DVD players, printers, hard-disk drives, cellular phones, PDAs and set-top boxes. We also see opportunities in emerging high volume applications into which we have made numerous design-wins, such as DVD recording devices, digital TVs, Bluetooth modules, GPS modules and wireless LAN devices. These growth opportunities are expected to drive our business expansion over the coming year and beyond.

For 2002, We Are Energized By Three Major Goals:

First, our primary goal for technology development is to bring our 0.25 micron and 0.18 micron self-aligned SuperFlash technology into production. The development of self-aligned SuperFlash technology is significant to SST as these advanced deep sub-micron technologies will allow us to introduce cost competitive 16, 32, and 64 Mbit higher-density products that will open opportunities in the cellular phone, PDA, and set-top box market.

Our second major goal, for 2002, is to continue the strategic expansion in our IP business by adding technology licensees and foundry suppliers to strengthen our position as the leading supplier of nonvolatile memory technology for the embedded-flash and SOC applications.

Finally, we will continue to develop our corporate infrastructure in the areas of customer services, foreign facility expansion, international communications and implementation of international tax planning that will allow us to more effectively compete in the global market place.

Despite the boom-bust cycle, the good news is that the Internet revolution is alive and kicking. The high tech industry continues to offer the promise of the brave new world. SST as a company has undergone dramatic changes over the last several years and we are very proud of our accomplishments. We believe that our technology will play an important role in many of the exciting new products currently under development. As we emerge from the current semiconductor cycle, we are financially strong, competitively positioned and ready to take advantage of the enormous opportunities that lie before us.

Sincerely,

Bing Yeh
President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM __________ TO ___________

Commission file number 0-26944

Silicon Storage Technology, Inc.
(Exact name of Registrant as Specified in its Charter)

California	77-0225590
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

1171 Sonora Court
Sunnyvale, California 94086
(Address of Principal Executive Offices including Zip Code)

(408) 735-9110
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, no par value.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. [ ]

Aggregate market value of the voting stock held by non-affiliates of SST as of February 28, 2002: $700,443,000 based on the closing price of SST's Common Stock as reported on the Nasdaq National Market. Number of shares outstanding of SST's Common Stock, no par value, as of the latest practicable date, February 28, 2002: 92,149,794.

Documents incorporated by reference: Exhibits previously filed as noted on page 40. Part III - A portion of the Registrant's definitive proxy statement for the Registrant's Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission.

Silicon Storage Technology, Inc.
Form 10-K
For the Year Ended December 31, 2001
TABLE OF CONTENTS

		Page
Part I.		
Item 1.	Business	4
Item 2.	Properties	12
Item 3.	Legal Proceedings	12
Item 4.	Submission of Matters to a Vote of Security Holders	13
Part II.		
Item 5.	Market for the Registrant's Common Equity and Related Shareholder Matters	14
Item 6.	Selected Consolidated Financial Data	15
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	16
Item 7A.	Quantitative and Qualitative Disclosures About Market Risks	37
Item 8.	Consolidated Financial Statements and Supplementary Data	38
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	38
Part III.		
Item 10.	Directors and Executive Officers of the Registrant	39
Item 11.	Executive Compensation	39
Item 12.	Security Ownership of Certain Beneficial Owners and Management	39
Item 13.	Certain Relationships and Related Transactions	39
Part IV.		
Item 14.	Exhibits, Financial Statement Schedule and Reports on Form 8-K	40
Index to Exhibits		40
Signatures		43
Index to Consolidated Financial Statements		44

PART I

Item 1. Business

Overview

We are a leading supplier of flash memory semiconductor devices for the digital consumer, networking, wireless communications and Internet computing markets.

We offer over 80 products based on our SuperFlash design and manufacturing process technology. Our customers include: 3Com, Acer, Apple, Asustek, Cisco, Compaq, Dell, First International Computer, or FIC, Gigabyte, Huawei, Hyundai, Infineon, Intel, IBM, Inventec, Legend, LG Electronics, or LG, Lucent, Motorola, National Semiconductor, NEC, Nintendo, Nortel, Panasonic, Quanta, Samsung, Sanyo, Siemens, Sony and VTech.

We also license our SuperFlash technology to leading semiconductor companies including Analog Devices, Advanced Technology Materials, Inc., or ATMI, IBM, Motorola, Nanya Technology Corporation, or Nanya, National Semiconductor, NEC, Oki, Samsung, Sanyo, Seiko-Epson, Taiwan Semiconductor Manufacturing Co., Ltd., or TSMC and Winbond to embed in semiconductor devices that integrate flash memory with other functions on a single chip.

Our products are manufactured at leading wafer foundries and semiconductor manufacturers including Samsung, Sanyo, Seiko-Epson, TSMC, and United Microelectronics Corporation, or UMC. We also work with Nanya, National Semiconductor, Oki, Samsung, Sanyo, Seiko-Epson, TSMC and Vanguard to develop new technology for manufacturing our products.

The semiconductor industry has historically been cyclical, characterized by wide fluctuations in product supply and demand. From time to time, the industry has also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. Downturns of this type occurred in 1996, 1997 and 1998, and more recently in late 2000 and 2001. These downturns have been characterized by weakening product demand, production over-capacity and accelerated decline of selling prices, and in some cases have lasted for more than a year. We began to experience a sharp downturn in several of our markets late in the fourth quarter of 2000, as our customers reacted to weakening demand for their products. During the first half of 2001, market conditions did not improve as our customers continued to cancel backlog and/or push out shipments. In the second half of 2001, we began to see a positive change in order activities for our products for DVD players, CD-RW drives, Personal Digital Assistants, or PDAs, and video games, as well as the continued strong shipments since the second quarter in our products for desktop Personal Computers, or PCs, and graphics cards. Sales of our products for the networking and wireless communications market segments continued to be very weak. Our business could be harmed by industry-wide fluctuations in the future.

We derived 80.7% of our product revenues during 2001 and 77.6% of our product revenues during 2000 from product shipments to Asia. Additionally, substantially all of our wafer suppliers and packaging and testing subcontractors are located in Asia.

Industry Background

Semiconductor integrated circuits are critical components used in an increasingly wide variety of applications, such as computers and computer systems, communications equipment, consumer products and industrial automation and control systems. As integrated circuit performance has increased and size and cost have decreased, the use of semiconductors in these applications has grown significantly. According to a December 2001 Dataquest report, worldwide semiconductor device revenue declined from $226 billion in 2000 to $148 billion in 2001 and is expected to grow to $257 billion in 2005.

Historically, the demand for semiconductors has been driven by the PC market. The demand for PCs has grown in recent years, in part due to increased use of PCs for Internet access. According to a Nikkei Market Access report, the PC market declined from 123 million units shipped in 2000 to 119 million units shipped in 2001, and is expected to grow to 128 million units shipped in 2002. In recent years, growth in demand for semiconductors relating to PCs has been outpaced by growth in demand for semiconductors in digital electronic devices for communication and consumer applications. Communications applications include digital subscriber line modems, cable modems, wireless local area network devices, cellular phones and pagers. Consumer-oriented digital electronic devices include digital cameras, DVD players, MP3 players, PDAs, set-top boxes, CD-ROM drives and Global Positioning System, or GPS, navigation systems.

In order to function correctly, PCs and other digital electronic devices require program code. The program code defines how devices function and affects how they are configured. In PCs, this program code, called BIOS, initiates the loading of the PC's operating system, which is then read from the disk drive. In the case of other digital electronic devices, the program code is stored in its entirety in nonvolatile memory, mostly in flash memory. As a result, virtually all complex electronic systems that use a processor or controller for computing, consumer, communications, and industrial applications require nonvolatile memory.

System manufacturers generally prefer nonvolatile memory devices that can be reprogrammed efficiently in the system in order to achieve several important advantages. With re-programmable memory, manufacturers can cost effectively change program codes in response to faster product cycles and changing market specifications. This in turn greatly simplifies inventory management and manufacturing processes. Re-programmable memory also allows the manufacturer to reconfigure or update a system either locally or through a network connection. In addition, in-system re-programmable devices can be used for data storage functions, such as storage of phone numbers for speed dialing in a cellular phone.

Flash memory is the predominant re-programmable nonvolatile memory device used to store program code. Flash memory can electrically erase select blocks of data on the device much faster and more simply than with alternative solutions, such as Erasable Programmable Read-Only Memory, or EPROM. Moreover, flash memory is significantly less expensive than other re-programmable solutions, such as Electrically Erasable Programmable Read-Only Memory, or EEPROMs. As a result, the demand for flash memory has grown dramatically. This growth has been fueled by the need for code sharing and other storage functions in a wide array of digital devices. According to a December 2001 Dataquest report, worldwide flash memory revenue was $8 billion in 2000 and is expected to grow to $13 billion by 2005.

Our Solution

We are a leading supplier of flash memory semiconductor devices addressing the needs of high volume electronic applications. We believe our proprietary flash memory technology, SuperFlash, offers superior performance to other flash memory solutions. In addition, we believe SuperFlash has benefits that include high reliability, fast, fixed erase time, the ability to be scaled to a smaller size and a low-cost manufacturing process. Many leading technology companies use our technology in their products including 3Com, Acer, Apple, Asustek, Cisco, Compaq, Dell, FIC, Gigabyte, Huawei, Hyundai, Infineon, Intel, IBM, Inventec, Legend, LG, Lucent, Motorola, National Semiconductor, NEC, Nintendo, Nortel, Panasonic, Quanta, Samsung, Sanyo, Siemens, Sony and VTech. We offer over 80 products based on our proprietary SuperFlash design and manufacturing process technology. These products are produced to meet the needs of a wide range of digital consumer, networking, wireless communications and Internet computing markets. Our product offerings include standard flash products, application specific memory products, embedded controllers and mass data storage products. Our memory devices have densities ranging from 256 Kbit to 16 Mbit and are generally used for the storage of program code. Our flash embedded microcontrollers support concurrent flash read-while-write operations using In-Application Programming, or IAP. Our mass data storage products are used for storing images, music and other data in devices such as digital cameras and MP3 players.

Our products are manufactured at leading wafer foundries and semiconductor manufacturers including Samsung, Sanyo, Seiko-Epson, TSMC and UMC. We also work with Nanya, National Semiconductor, Oki, Samsung, Sanyo, Seiko-Epson, TSMC and Vanguard to develop new technology for manufacturing our products.

We license our SuperFlash technology to leading semiconductor companies including Analog Devices, ATMI, IBM, Motorola, Nanya, National Semiconductor, NEC, Oki, Samsung, Sanyo, Seiko-Epson, TSMC and Winbond to embed in semiconductor devices that integrate flash memory with other functions on a single device.

Our Strategy

Our objective is to be the leading worldwide supplier of flash memory devices and intellectual property for program code storage applications. In addition, we intend to leverage our SuperFlash technology to penetrate the high-density mass data storage markets. We intend to achieve our objectives by:

Maintaining a leading position in the program code storage market. We believe that program code storage is an attractive segment of the flash memory market for a number of reasons. While experiencing continued growth in all densities, solutions for program code storage applications benefit from the increasing number and variety of digital electronic applications, longer product lives and lower density requirements relative to mass data storage applications. We believe that our proprietary SuperFlash technology is a superior product for program code storage applications because we believe it offers superior reliability and performance at a lower cost of manufacture than competing solutions.

Continuing to enhance our leading flash memory technology. We believe that our proprietary SuperFlash technology is less complicated, more reliable, more scalable and more cost-effective than competing flash memory technologies. Our ongoing research and development efforts are focused on enhancing our leading flash memory technology. We are working with Nanya, National Semiconductor, Oki, Samsung, Sanyo, Seiko-Epson, TSMC and Vanguard to develop new process technologies for SuperFlash.

Introducing new products based on SuperFlash. We intend to introduce new and various application specific products. We recently developed and continue to expand our ComboMemory family. ComboMemory is a new class of devices for wireless and portable applications that combine volatile and nonvolatile memory on a single monolithic device or multiple dies in a common package with optimized performance. We also recently developed and continue to expand our new, re-programmable microcontroller family and new mass data storage products. In 2001, we introduced a new family of serial flash products, 8 Mbit firmware hubs and 16 Mbit concurrent flash. ComboMemory and concurrent flash are designed to address the memory needs of wireless communications devices, such as cellular phones, wireless modems and pagers.

Maintaining a leading position in licensing embedded flash technology. We believe that SuperFlash technology is well-suited for embedded memory applications, which integrate flash memory and other functions onto a monolithic chip. We intend to continue to license SuperFlash technology to semiconductor manufacturers for use in embedded flash applications, to enhance our technology and to facilitate integration at higher densities and higher levels of complexity.

Penetrating the high-density mass data storage market. Many digital electronic devices currently being introduced, such as MP3 players, digital cameras and PDAs, require high-density flash memory for storing music, pictures and other data that require mass data storage capacities. We believe that the market for high-density flash memory is attractive based on its potential size and growth. We further believe that SuperFlash technology can readily scale to address this market's needs as they change. We intend to leverage our leading technology and strong manufacturing partnerships to introduce high-density mass data storage flash products and to compete effectively in this market.

Leveraging our leading SuperFlash technology to become a premier provider of wireless memory solutions. We intend to leverage our leading SuperFlash technology to provide products for wireless memory applications which consist mainly of code storage applications such as cellular phones, GPS, wireless Local Area Network, or LAN, Bluetooth, data pagers and cordless telephones. We have designed low-density flash products for wireless modems, wireless LANs, data pagers, Bluetooth modules and cordless telephones, and we are currently designing higher density products for the cellular phone market. We intend to continue to develop our products to take advantage of the significant growth opportunities in the wireless memory applications market with specific focus on cellular phone, GPS, wireless LAN and Bluetooth applications.

Our Flash Products

Currently, we offer low and medium density devices (256 Kbit to 16 Mbit) that target a broad range of existing and emerging applications in the digital consumer, networking, wireless communications and Internet computing markets. Our products are segmented largely based upon attributes such as density, voltage, access speed, package and target application. We divide our products into three distinct reportable segments: the Standard Memory Product Group, or SMPG, the Application Specific Product Group, or ASPG, and the Special Product Group, or SPG.

SMPG. SMPG includes our three standard flash memory product families: the Small-Sector Flash, or SSF, family, the Multi-Purpose Flash, or MPF, family, and the Many-Time Programmable, or MTP, family. These families allow us to produce products optimized for cost and functionality to support the broad range of applications that use nonvolatile memory products.

Among the three product families, SSF provides the highest functionality. MPF is a lower cost, mainstream flash solution that eliminates much of the peripheral circuitry of SSF products while retaining many of the benefits of the SuperFlash core: high reliability, faster erase performance, geometric scalability and our low-cost manufacturing process. Both SSF and MPF address mainstream flash applications that require In System Programming, or ISP. MTP devices are our lowest cost flash products. Our MTP products provide an electrically erasable alternative to EPROM and other low-end flash products that do not require ISP.

ASPG. ASPG includes Application Specific Memory Products, Flash Embedded Controller Products and Mass Data Storage Products. Our Application Specific Memory Products include FlashBank, Concurrent SuperFlash, Serial Flash, Firmware Hub, or FWH, and Low Pin Count, or LPC flash memory products. These products are designed to address specific applications such as cellular phones, pagers, PDAs, set-top boxes, hard disk drives and PC BIOS applications.

Our Flash Embedded Controller Products include the FlashFlex51 microcontroller product family, the ATA flash media controllers and a proprietary controller for programmable remote controls. The FlashFlex51 microcontroller family features products that are both software and pin compatible with industry standard, 8051 microcontroller products. This family is designed with two banks of program memory to support concurrent read and write operations using In Application Programming, or IAP. It also contains SoftLock security features allowing IAP while preventing software piracy. These products target the 8-bit microcontroller market segment with products addressing the emerging applications for in-system re-programmable microcontrollers, such as home automation devices, internet-ready consumer electronics and appliances, educational toys and industrial control applications.

Our Mass Data Storage Products, including the ATA-disk Chips, or ADC, ATA-disk Module, or ADM, and CompactFlash Card product families address digital cameras, Internet appliances, PDAs, MP3 players, set-top boxes, and other types of mass data storage applications. Our Mass Data Storage Products leverage our patented ATA controller technology and flash memory design expertise to offer favorable read/write data transfer rates to the flash memory, which allows significant speed advantages for applications such as digital cameras.

SPG. SPG includes ComboMemory and ROM/RAM Combos. The ComboMemory devices are made up of Flash Memory and SRAM packaged in a Multi-Chip Package, or MCP, and are ideal for applications such as cellular phones, GPS devices and other electronic devices requiring low power and a small form factor. The ROM/RAM Combos are used primarily in pagers and digital organizer applications.

Technology Licensing

We license our SuperFlash technology to semiconductor manufacturers for use in embedded flash applications. We intend to increase our market share by entering into additional license agreements for our SuperFlash process and memory cell technology with leading wafer foundries and semiconductor manufacturers. We expect to continue to receive licensing fees and royalties from these agreements. We design our products using our patented memory cell technology and fabricate them using our patented process technology. As of December 31, 2001, we held 43 patents in the United States relating to certain aspects of our products and processes, and have filed for several more. In addition, we hold several patents in Europe, Japan, Korea, Taiwan and Canada and have filed several foreign patent applications in Europe, Japan, Korea, Taiwan and Canada.

Customers

We provide high-performance flash memory solutions to customers in four major markets: digital consumer, networking, wireless communications and Internet computing. Our customers benefit by obtaining products that we believe are highly reliable, technologically advanced and have attractive cost structures. As a result of these highly desirable benefits, we have developed relationships with many of the industry's leading companies. In digital consumer products, we provide memory components for consumer companies including Acer, Bang & Olufsen, Canon, Hitachi, Infineon, LG, Nintendo, Panasonic, Samsung, Sanyo, Sony, TiVo and Yamaha. In networking, we provide memory components for 3Com, Cisco, E-tech, Intel and Nortel. In wireless communications, we provide products for companies including Cambridge Silicon Radio, or CSR, Kirk Telecomm, LG, Maxon, RTX, Siemens and VTech. In Internet computing, we provide wide array of memory components for companies including Acer, Apple, Asustek, Compaq, Dell, FIC, Gigabyte, HP, IBM, Mitac, NEC and Quanta.

The following tables illustrate the geographic regions in which our customers or licensees operate based on the country to which the product is shipped or license revenue is generated.

	Year ended December 31,		
	1999	2000	2001
United States	$ 13,644	$ 76,898	$ 28,592
Europe	7,347	28,376	21,332
Japan	16,396	66,635	23,549
Korea	11,750	42,986	22,039
Taiwan	33,541	133,677	110,847
China (including Hong Kong)	28,776	90,839	57,146
Other Asian countries	9,340	48,102	28,157
Rest of world	4,000	2,748	2,368
	$ 124,794	$ 490,261	$ 294,030

Sales and Distribution

We sell a majority of our products to customers in Asia through manufacturers' representatives. We also sell and distribute our products in North America and Europe through manufacturers' representatives and distributors. Our manufacturer representative and distributor relationships are generally cancelable by us or the other parties with reasonable notice.

Applications

As the Digital Consumer, Networking, Wireless Communications and Internet Computing industries continue to expand and diversify, new applications are likely to be developed. We believe our products are designed to address this expanding set of applications:

Digital Consumer		Networking	Wireless Communications	Internet Computing
TV Replayer	Set-top Box	VoIP	Cellular Phone	Network PC
Digital TV	CD-ROM Drive	DSL Modem	Data Pager	Notebook PC
Digital Camera	CD-RW Drive	Cable Modem	Cordless Telephone	Palm PC
Digital Camcorder	DVD-ROM Drive	V.90/56K Modem	GPS on Cellular Phone	X-PC
DVD Player	DVD-RAM Drive	Wireless LAN	Bluetooth Applications	Server
VCD Player	DVD-RW Drive	Network Interface Card		PC Frimware Hub
MP3 Player	Web Browser	Router/Switch		Graphics Card
Video Game	Hand-held GPS			Printer
PDA	Electronic Toys			Copier/Scanner
Electronic Book	Smart Cards			Bar Code Scanner
	Memory Cards			

Manufacturing

We purchase wafers and sorted die from semiconductor manufacturing foundries, have this product shipped directly to subcontractors for packaging, testing, and finishing, and then ship the final product to our customers. Virtually all of our subcontractors are located in Asia.

Wafer and Sorted Die. We have manufacturing arrangements with Nanya, National Semiconductor, Samsung, Sanyo, Seiko-Epson, TSMC, UMC and Vanguard. During 2001, our major wafer fabrication foundries were TSMC, Sanyo, Samsung and Seiko-Epson. In 2001, wafer sort, which is the process of taking silicon wafers and separating them into individual die, was performed at Acer Testing, Inc., King Yuan Electronics Company, Limited, or KYE, Lingsen, Samsung, Sanyo, Seiko-Epson and TSMC. Although capacity is not guaranteed, under these arrangements, we generally receive preferential treatment regarding wafer pricing and capacity. In order to obtain, on an ongoing basis, an adequate supply of wafers, we have considered and will continue to consider various possible options, including equity investments in foundries in exchange for guaranteed production volumes, the formation of joint ventures to own and operate foundries and the licensing of our proprietary technology. On March 6, 2001, we invested $50.0 million in Grace Semiconductor Manufacturing Corporation, or GSMC. GMSC is a foreign-funded wafer foundry project, which is located in Shanghai, People's Republic of China.

Packaging, Testing and Finishing. In the assembly process, the individual die are assembled into packages. Following assembly, the packaged devices require testing and finishing to segregate conforming from nonconforming devices and to identify devices by performance levels. Currently, all devices are tested and inspected pursuant to our quality assurance program at our domestic or international subcontracted test facilities or at our test facilities in Sunnyvale, California. Finishing operations are performed at our Sunnyvale facility or at other domestic or international subcontracted facilities before shipment to customers. Certain facilities currently perform consolidated assembly, packaging, test and finishing operations at one location. During 2001, most subcontracted facilities performing the substantial majority of our operations were in Taiwan. The subcontractors with the largest amount of our activity are KYE, Lingsen, and Powertech Technology, Incorporated, or PTI. We hold equity investments in three subcontractors: Apacer Technology, Inc., or Apacer, KYE and PTI. For newly released products, the initial test and finishing activities are performed at our Sunnyvale facility.

Research and Development

We believe that our future success will depend in part on the development of next generation technologies with reduced feature size. During 1999, 2000 and 2001, we spent $18.2 million, $41.5 million and $50.4 million, respectively, on research and development. Our research efforts are focused on process development and product development. Our research strategy is to collaborate with our partners to advance our technologies. We work simultaneously with several partners on the development of multiple generations of technologies. In addition, we allocate our resources and personnel into category-specific teams to focus on new product development. From time to time we invest in, jointly develop with, license or acquire technology from other companies in the course of developing products. For example, in June 1999, we acquired Linvex Technology Corp., a privately held, memory design company located in Sunnyvale, California.

Competition

The semiconductor industry is intensely competitive and has been characterized by price erosion, rapid technological change and product obsolescence. We compete with major domestic and international semiconductor companies, many of whom have substantially greater financial, technical, marketing, distribution, manufacturing and other resources than us. Our low to medium density memory products, sales of which presently account for substantially all of our revenues, compete against products offered by Advanced Micro Devices, or AMD, Atmel, Intel, Macronix, STMicroelectronics and Winbond. Our high-density memory products compete with products offered by AMD, Atmel, Fujitsu, Intel, Mitsubishi, Samsung, Sharp Electronics and Toshiba. In addition, competition may come from alternative technologies such as ferroelectric random access memory device, or FRAM, technology.

The competition in the existing markets for some of our newer product families such as the FlashFlex51 microcontroller product family and the ADC, ADM, and CompactFlash Card product families is extremely intense.

We compete principally with major companies such as Atmel, Intel, Microchip Technology, Motorola and Philips in the microcontroller market and with Hitachi, M-Systems and SanDisk in the memory card and memory module market. We may, in the future, also experience direct competition from our foundry partners. We have licensed to each foundry the right to fabricate certain products based on our proprietary technology and circuit design, and to sell such products worldwide, subject to royalty payments back to us.

We compete principally on price, reliability, functionality and the ability to offer timely delivery to customers. While we believe that our low and medium density products currently compete favorably on the basis of cost, reliability and functionality, it is important to note that our principal competitors have a significant advantage over us in terms of greater financial, technical and marketing resources. Our long-term ability to compete successfully in the evolving flash memory market will depend on factors both within and beyond our control, including access to advanced process technologies at competitive prices, successful and timely product development, wafer supply, product pricing, actions of our competitors and general economic conditions.

Employees

As of December 31, 2001, we employed 487 individuals on a full-time basis, all but thirty-three of whom reside in the United States. Eighteen employees reside in Taiwan, four employees reside in Japan, four employees reside in the United Kingdom, five employees reside in China, and one employee resides in each of Sweden and Korea. Of these 487 employees, 90 were employed in manufacturing support, 263 in engineering, 74 in sales and marketing and 60 in administration and finance. None of our employees are represented by a collective bargaining agreement, nor have we ever experienced any work stoppage related to strike activity. We believe that our relationship with our employees is good.

Executive Officers and Directors

The following table lists the names, ages and positions of our executive officers and directors as of December 31, 2001. There are no family relationships between any director or executive officer of SST. Executive officers serve at the discretion of the board of directors.

Name	Age	Position
Bing Yeh (1)(4)	51	President and Chief Executive Officer and Director
Yaw Wen Hu	52	Senior Vice President, Operations and Process Development and Director
Derek Best	51	Senior Vice President, Sales and Marketing
Michael Briner	54	Senior Vice President, Application Specific Product Group
Isao Nojima	57	Vice President, Standard Memory Product Group
Paul Lui	51	Vice President, Special Product Group
Jeffrey L. Garon	41	Vice President, Finance and Administration and Chief Financial Officer and Secretary
Tsuyoshi Taira (1)(2)(3)	63	Director
Yasushi Chikagami (1)(2)(3)	63	Director
Ronald Chwang (1)(2)(3)	53	Director

---

(1) Member of Compensation Committee
(2) Member of Audit Committee
(3) Member of Stock Option Committee
(4) Sole Member of Non-Officer Stock Option Committee

Bing Yeh, one of our co-founders, has served as our President and Chief Executive Officer and has been a member of our board of directors since our inception in 1989. Prior to that, Mr. Yeh served as a senior research and development manager of Xicor, Inc., a nonvolatile memory semiconductor company. From 1981 to 1984, Mr. Yeh held program manager and other positions at Honeywell Inc. From 1979 to 1981, Mr. Yeh was a senior development engineer of EEPROM technology of Intel Corporation. He was a Ph.D. candidate in Applied Physics and earned an Engineer degree at Stanford University. Mr. Yeh holds an M.S. and a B.S. in Physics from National Taiwan University. Mr. Yeh is also the Chairman of the Monte Jade Science & Technology Association for 2001.

Yaw Wen Hu, Ph.D., joined us in 1993 as Vice President, Technology Development. In 1997, he was given the additional responsibility of wafer manufacturing and, in August 1999, he became Vice President, Operations and Process Development. In January 2000, he was promoted to Senior Vice President, Operations and Process Development. Dr. Hu has been a member of our board of directors since September 1995. From 1990 to 1993, Dr. Hu served as deputy general manager of technology development of Vitelic Taiwan Corporation. From 1988 to 1990, he served as FAB engineering manager of Integrated Device Technology, Inc. From 1985 to 1988, he was the director of technology development at Vitelec Corporation. From 1978 to 1985, he worked as a senior development engineer in Intel Corporation's Technology Development Group. Dr. Hu holds a B.S. in Physics from National Taiwan University and an M.S. in Computer Engineering and a Ph.D. in Applied Physics from Stanford University.

Derek Best joined us in June 1997 as Vice President of Sales and Marketing. In June 2000 he was promoted to Senior Vice President, Sales & Marketing. Prior to joining SST he worked for Micromodule Systems, a manufacturer of high-density interconnect technology, as Vice President Marketing and Sales World Wide from 1992 to 1996. From 1987 to 1992 he owned his own company, Mosaic Semiconductor, a semiconductor company. Mr. Best holds an Electrical Engineering degree from Portsmouth University in England.

Michael Briner joined us as Vice President, Design Engineering in November 1997, and become Vice President, Products during 1999. In February 2001, he was promoted to Senior Vice President, Application Specific Product Group. From 1993 to 1997, he served as Vice President of Design Engineering for Micron Quantum Devices, Inc., a subsidiary of Micron Technology, Inc., chartered to develop and manufacture flash memory products. From 1986 through 1992, he served as Director of Design Engineering for the Nonvolatile Division of Advanced Micro Devices, Inc. In this position, he was instrumental in helping AMD become a major nonvolatile memory manufacturer. Mr. Briner holds a B.S. in Electrical Engineering from the University of Cincinnati.

Isao Nojima served as our Vice President, Advanced Development since July 1997 until he was named Vice President, Standard Memory Product Group in 2000. From March 1993 to June 1997 he served as Vice President, Memory Design and Product Engineering. From 1990 to 1993, Mr. Nojima served as Director of Design Engineering of Pioneer Semiconductor Corporation, now called Pericom, a manufacturer of semiconductors. From 1980 to 1990, he served as design manager of Xicor Inc., a nonvolatile semiconductor company. From 1977 to 1980, he served as a senior design engineer for Intel Corporation. From 1969 to 1976, he was a senior researcher at Toshiba's R&D Center in Japan. Mr. Nojima holds a B.S. and an M.S. in Electrical Engineering from Osaka University in Japan.

Paul Lui joined us as Vice President and General Manager of the Linvex Product Line in June 1999 until he was named Vice President, Special Product Group in June 2001. From 1994 to 1999, he was the president and founder of Linvex Technology Corporation. From 1987 to 1994, he was the president and chief executive officer of Macronix, Inc. From 1981 to 1985, he served as group general manager at VLSI Technology, Inc. where he was responsible for transferring that company's technology to Korea. In addition, Mr. Lui has held senior engineering positions at the Synertek Division of Honeywell and McDonnell Douglas. Mr. Lui holds an M.S.E.E. degree from University of California, Berkeley and a B.S. degree in Electrical Engineering and Mathematics from California Polytechnic State University, San Luis Obispo.

Jeffrey L. Garon joined us as Vice President, Finance and Administration and Chief Financial Officer and Corporate Secretary in March 1998. Prior to that, Mr. Garon served as president and senior operating officer of The Garon Financial Group, Inc., a venture capital and venture consulting firm specializing in start-ups, turnarounds and restarts, from 1994 to 1998. From 1993 to 1994, he served as a vice president and chief financial officer of Monster Cable Products, Inc., a leading provider of audio cables and supplies to consumers and the consumer electronic retail channel. Prior to this, Mr. Garon held senior financial positions with Visual Edge Technology, Inc., a provider of large format digital imaging systems, Oracle Corporation, Ashton-Tate Corporation and Teledyne Microelectronics. Mr. Garon holds a B.S. in Business Administration Finance from California State University, Northridge and a M.B.A. from Loyola Marymount University.

Tsuyoshi Taira has been a member of our board of directors since July 1993. Mr. Taira served as a member of the board of directors of Atmel Corporation from 1987 to 1992. Mr. Taira served as president of Sanyo Semiconductor Corporation from 1986 to 1993. Mr. Taira was chairman of the Sanyo Semiconductor Corporation from 1993 to 1996. Mr. Taira left the Sanyo Semiconductor Corporation in August, 1996. Mr. Taira currently owns and runs a marketing and management consulting company, Tazan International, Inc. Mr. Taira holds a B.S. from Tokyo Metropolitan University.

Yasushi Chikagami has been a member of our board of directors since September 1995. Mr. Chikagami has been chairman of Arise, Inc since 2000. Mr. Chikagami has also served as director of GVC Corporation and Trident Microsystems, Inc. since 1993. Mr. Chikagami holds a B.S. in Agricultural Engineering from Taiwan University and a M.S. in engineering from University of Tokyo.

Ronald Chwang, Ph.D., is the Chairman and President of Acer Technology Ventures, America. Dr. Chwang currently serves actively on the board of a number of ATV's portfolio companies such as Reflectivity, Tesaria, iRobot, OctaSoft, etc. He also serves on the board of Acer Laboratories Inc. and Ambit Microsystems Corp. in Taiwan. From 1992 to 1997, Dr. Chwang was president and chief executive officer of Acer America Corporation. Dr. Chwang has been with Acer since 1986, serving in various executive positions leading business units engaged in ASIC products, computer peripherals, and Acer-Altos server system. Before joining Acer, Dr. Chwang worked for several years in development and management positions at Intel in Oregon and Bell Northern Research in Ottawa, Canada. Dr. Chwang holds a B.S. in Electrical Engineering from McGill University and a Ph.D. in Electrical Engineering from the University of Southern California.

Item 2. Properties

As of January 31, 2002, we have six leased facilities totaling approximately 188,000 square feet in Sunnyvale, California in which our executive offices, manufacturing engineering, research and development and testing facilities are located. We are currently only occupying five of these facilities totaling approximately 168,000 square feet. The leases on five facilities expire in 2005 and the lease on one facility expires in 2010. We also have one lease for approximately 2,000 square feet, which was obtained upon the acquisition of Agate, and this lease will expire in March 2002. We believe these facilities are adequate to meet our needs for at least the next 12 months.

Item 3. Legal Proceedings

On January 3, 1996, Atmel Corporation sued us in the U.S. District Court for the Northern District of California. Atmel's complaint alleged that we willfully infringe five U.S. patents owned by or exclusively licensed to Atmel. Atmel later amended its complaint to allege infringement of a sixth patent. Regarding each of these six patents, Atmel sought a judgment that we infringe the patent, an injunction prohibiting future infringement, and treble damages, as well as attorney's fees and expenses.

On two of the six patents, the District Court ruled by summary judgment that we did not infringe. Two of the other patents were invalidated by another U.S. District Court in a proceeding to which we were not a party, but this decision was later reversed by the Federal Circuit Court of Appeals. At this point, three patents remain at issue in Atmel's District Court case against us: the '811, the '829 and the '903.

On February 17, 1997, Atmel filed an action with the International Trade Commission, or ITC, against two suppliers of our parts, involving four of the six patents that Atmel alleged that we infringed in the District Court case above. We intervened as a party to that investigation. Pursuant to indemnification agreements with these suppliers, we were obligated to indemnify both to the extent provided in those agreements. As more fully described below, the settlement with Winbond terminated our indemnity obligations to that company.

As to one of these four patents, Atmel's claims were withdrawn because of the summary judgment granted by the District Court, as described above. On October 16, 2000, the ITC found U.S. Patent No. 4,451,903 ("the '903 patent") valid and infringed, and ruled that we could not import into the United States certain products that use the claimed circuit made by one of our suppliers. The ITC also ruled that we do not infringe the two other patents at issue ("the '811 and '829 patents"). We appealed from the Limited Exclusion Order, and in August 2001 the Court of Appeals for the Federal Circuit issued an opinion giving its reasons for denying that appeal. The '903 patent and the ITC's Limited Exclusion Order expired on September 14, 2001.

In the District Court case, in April 2001, Atmel filed motions for summary judgment on the '811 and '829 patents as well as the '903 patent. On May 11, 2001 we filed our opposition papers with the court and filed motions for summary judgment that the '903 patent is invalid. The trial court denied Atmel's motion for summary judgment and our motion for summary judgment. After the decision of the Federal Circuit was rendered, we renoticed our motion for summary judgment that the '903 patent was invalid. We also filed two motions for sanctions for alleged discovery abuse. The trial court granted one of our sanctions motions and denied the other. Our motion for summary judgment to invalidate the '903 patent has been submitted and no decision has been reached. Atmel has filed a counter motion for summary judgment that the '903 patent is valid. We anticipate that the court will issue a ruling on both motions before trial. On January 14, 2002 the court in *Atmel Corp. v. Macronix America, Inc.* (N.D. Cal. C97-02920 DLJ) denied Atmel's motion to correct another one of the patents Atmel has asserted against us ("the '747 patent"). We intervened as a party in the Macronix case for purposes of opposing that motion. As a result of that decision, Atmel has publicly stated that it will withdraw its claims against us based on the '747 patent. The trial court has scheduled a trial date on all issues to begin on April 8, 2002.

From time to time, we are also involved in other legal actions arising in the ordinary course of business. While we have accrued certain amounts for the estimated legal costs associated with defending these matters, there can be no assurance the Atmel complaint or other third party assertions will be resolved without costly litigation, in a manner that is not adverse to our financial position, results of operations or cash flows or without requiring royalty payments in the future which may adversely impact gross margins. No estimate can be made of the possible loss or possible range of loss associated with the resolution of these contingencies.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted during the fourth quarter to a vote of security holders.

PART II

Item 5. Market for Registrant's Common Stock and Related Shareholder Matters

Price Range of Common Stock

The principal U.S. market for our Common Stock is The Nasdaq Stock Market's National Market. The only class of our securities that is traded is our Common Stock. Our Common Stock has traded on The Nasdaq Stock Market's National Market since November 21, 1995, under the symbol SSTI. The following table sets forth the quarterly high and low closing sales prices of the Common Stock for the period indicated as reported by The Nasdaq Stock Market. These prices do not include retail mark-ups, markdowns, or commissions. The closing sales price of our Common Stock on December 31, 2001, the last trading day in 2001, was $9.64.

2000		High Close	Low Close
First Quarter:	January 1 - March 31, 2000	$ 27.458	$ 9.854
Second Quarter:	April 1 - June 30, 2000	36.083	20.330
Third Quarter:	July 1 - September 30, 2000	34.063	18.604
Fourth Quarter:	October 1 - December 31, 2000	27.375	10.125
2001		**High Close**	**Low Close**
First Quarter:	January 1 - March 31, 2001	$ 19.000	$ 8.630
Second Quarter:	April 1 - June 30, 2001	12.010	5.900
Third Quarter:	July 1 - September 30, 2001	10.090	4.030
Fourth Quarter:	October 1 - December 31, 2001	14.020	4.350
2002		**High Close**	**Low Close**
First Quarter:	January 1 - March 15, 2002	$ 11.250	$ 6.520

Approximate Number of Equity Security Holders

As of December 31, 2001, there were approximately 260 record holders of our Common Stock.

Dividends

We have never paid a cash dividend on our Common Stock and we intend to continue to retain earnings, if any, to finance future growth. Accordingly, we do not anticipate the payment of cash dividends to holders of Common Stock in the foreseeable future. In addition, our line of credit does not permit the payment of dividends.

Item 6. Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere in this report.

	Year ended December 31,				
	1997	1998	1999	2000	2001
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net revenues:					
Product revenues - unrelated parties	$ 57,696	$ 51,611	$ 99,769	$ 408,708	$ 168,593
Product revenues - related parties	16,100	15,264	18,473	66,608	90,025
License revenues	1,526	2,536	6,552	14,945	35,412
Total net revenues	75,322	69,411	124,794	490,261	294,030
Cost of revenues	62,747	62,703	94,652	264,139	248,161
Gross profit	12,575	6,708	30,142	226,122	45,869
Operating expenses:					
Research and development	8,744	14,527	18,199	41,535	50,380
Sales and marketing	6,587	7,290	10,576	27,968	26,794
General and administrative	9,479	4,592	3,800	14,966	17,855
Other	--	--	2,011	3,911	4,620
Total operating expenses	24,810	26,409	34,586	88,380	99,649
Income (loss) from operations	(12,235)	(19,701)	(4,444)	137,742	(53,780)
Interest and other income	2,146	1,573	730	10,510	7,350
Interest expense	--	(31)	(214)	(691)	(338)
Income (loss) before provision for (benefit from) income taxes	(10,089)	(18,159)	(3,928)	147,561	(46,768)
Provision for (benefit from) income taxes	(3,165)	(571)	88	41,813	(17,772)
Net income (loss)	$ (6,924)	$ (17,588)	$ (4,016)	$ 105,748	$ (28,996)
Net income (loss) per share - basic	$ (0.10)	$ (0.26)	$ (0.06)	$ 1.23	$ (0.32)
Net income (loss) per share - diluted	$ (0.10)	$ (0.26)	$ (0.06)	$ 1.13	$ (0.32)
Consolidated Balance Sheet Data:					
Total assets	$ 82,539	$ 56,138	$ 88,806	$ 512,590	$ 446,760
Long-term obligations	$ 66	$ 663	$ 446	$ 279	$ 1,793
Shareholders' equity	$ 55,889	$ 38,030	$ 41,015	$ 416,635	$ 391,411

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from those discussed. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below under the heading "Business Risks", as well as those discussed elsewhere in this report.

Overview

We are a leading supplier of flash memory semiconductor devices for the digital consumer, networking, wireless communication and Internet computing markets.

The semiconductor industry has historically been cyclical, characterized by wide fluctuations in product supply and demand. From time to time, the industry has also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. Downturns of this type occurred in 1996, 1997 and 1998, and more recently in late 2000 and 2001. These downturns have been characterized by weakening product demand, production over-capacity and accelerated decline of selling prices, and in some cases have lasted for more than a year. We began to experience a sharp downturn in several of our markets late in the fourth quarter of 2000, as our customers reacted to weakening demand for their products. During the first half of 2001, market conditions did not improve as our customers continued to cancel backlog and/or push out shipments. In the second half of 2001, we began to see a positive change in order activities for our products for DVD players, CD-RW drives, PDAs and video games, as well as the continued strong shipment from the second quarter in our products for PCs and graphics cards. Sales of our products for the networking and wireless communications market segments continued to be very weak. Our business could be harmed by industry-wide fluctuations in the future.

Our product sales are made primarily using short-term cancelable purchase orders. The quantities actually purchased by the customer, as well as shipment schedules are frequently revised to reflect changes in the customer's needs and in our supply of product. Accordingly, our backlog of open purchase orders at any given time is not a meaningful indicator of future sales. Changes in the amount of our backlog do not necessarily reflect a corresponding change in the level of actual or potential sales.

We derived 80.8%, 77.6% and 80.7% of our product revenues during 1999, 2000 and 2001, respectively, from product shipments to Asia. Additionally, substantially all of our wafer suppliers and packaging and testing subcontractors are located in Asia.

Our top ten end customers, which excludes transactions through stocking representatives and distributors, accounted for 28.4%, 19.3% and 31.5% of our net product revenues in 1999, 2000 and 2001, respectively.

No single end customer, which we define as original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, contract electronic manufacturers, or CEMs, or end users, represented 10.0% or more of our net product revenues during 1999, 2000 and 2001.

Since March 2001, we have been out-sourcing our customer service logistics in Taiwan to Silicon Professional Technology Ltd., or SPT. SPT is a wholly-owned subsidiary of one of our stocking representatives in Taiwan, Professional Computer Technology Limited, or PCT. SPT provides planning, warehousing, delivery, billing, collection and other logistic functions for us in Taiwan. SPT now services substantially all of our end customers based in Taiwan and selected end customers throughout Asia. Products shipped to SPT are accounted for as consigned inventory, and revenue is recognized when the products have been delivered and are considered as a sale to our end customers by SPT. For the year ended December 31, 2001, SPT serviced end customer sales accounting for 30.3% of our net product revenues recognized. We are in the process of working with SPT to expand their service coverage to include all of our end customers in China and Southeast Asia.

We ship products to, and have accounts receivable from, OEMs, ODMs, CEMs, stocking representatives, domestic distributors, and our logistics center. Our stocking representatives, domestic distributors and logistics center reship our products to our end customers, including OEMs, ODMs, CEMs and end users. In 1999, Actron Technology Co., Ltd., or Actron, a stocking representative, represented 12.4% of our net product revenues. No stocking representative or domestic distributor serviced more than 10.0% of our end customer sales in 2000 or 2001.

As of December 31, 2000, no end customer, domestic distributor, logistics center or stocking representative exceeded 10.0% of our accounts receivable. As of December 31, 2001, SPT, our logistics center, represented 48.8% of our accounts receivable and Actron, a stocking representative, represented 21.9% of our accounts receivable.

Results of Operations: Years Ended December 31, 2001, 2000, and 1999

Net Revenues

Net revenues were $294.0 million in 2001 compared to $490.3 million in 2000 and $124.8 million in 1999. Net revenues decreased from 2000 to 2001 due to decreased shipment volume of our products and due to decreased average selling prices. The increase from 1999 to 2000 was due to increased shipment volume of new and existing products and due to our ability to raise prices slightly in the second half of 2000. Average selling prices fluctuate due to a number of factors including the overall supply and demand for our products in the marketplace, maturing product cycles and changes in general economic conditions. We began to experience a sharp downturn in several of our markets late in the fourth quarter of 2000, as our customers reacted to weakening demand for their products. Despite continued difficult market conditions, in the second half of 2001 we began to see a positive change in order activities in our products for DVD players, CD-RW drives, PDAs and video games, as well as the continued strong shipment in our products for desktop PCs and graphics cards. Sales of our products for the networking and wireless communications market segments continued to be very weak.

Product Revenues. Product revenues were $258.6 million in 2001, $475.3 million in 2000 and $118.2 million in 1999. The decrease from 2000 to 2001 was primarily due to decreased shipment volume of our products by approximately 15.8% and due to decreased average selling prices for our products of approximately 29.1%. The increase from 1999 to 2000 was primarily due to shipments of new products introduced in 2000. Shipping volumes fluctuate due to overall industry supply and demand.

License Revenues. Revenues from license fees and royalties were $35.4 million in 2001, $14.9 million in 2000 and $6.6 million in 1999. The increase from both 2000 to 2001 and from 1999 to 2000 was primarily due to license fees received as part of a legal settlement from Winbond totaling $20.0 million in 2001 and $10.4 million in 2000. No further payments are required to be paid under this legal settlement. We anticipate that license revenues may fluctuate significantly in the future.

Gross Profit

Gross profit was $45.9 million, or gross margin of 15.6% of net revenues, in 2001, $226.1 million, or 46.1% of net revenues, in 2000, and $30.1 million, or 24.2% of net revenues, in 1999. Gross profit decreased from 2000 to 2001 primarily due to inventory valuation adjustments, decreases in unit shipments by approximately 15.8% and decreases in average selling prices by approximately 29.1% and increases in anticipated warranty costs. For the year ended December 31, 2001, inventory valuation adjustments to cost of sales amounted to $72.2 million. Due to the industry-wide excess inventory built up in late 2000 and competition our average selling prices declined throughout 2001; this was more pronounced in the second half of 2001. Accordingly, during the fourth quarter of 2001, we wrote down our inventory primarily to reflect the lower average selling prices at which we expect to sell our inventory. This resulted in a fourth quarter net increase in our allowances for excess and obsolete inventory and lower of cost or market of approximately $10.8 million. Gross profit increased from 1999 to 2000 due to increased shipments by approximately 167.7% of existing cost-reduced products, increased shipments of new, higher margin products, and increased average selling prices by approximately 57.2% on both older and newer products. We also wrote down $4.3 million and $3.3 million of inventory related to lower of cost or market and products that we determined to be excess or obsolete during 2000 and 1999, respectively.

Operating Expenses

Operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Operating expenses were $99.6 million, or 33.9% of net revenues, in 2001, as compared to $88.4 million or 18.0% of net revenues, in 2000, and $34.6 million, or 27.7% of net revenues, in 1999. The increase in dollars from 2000 to 2001 was due to hiring additional personnel, development of new products, improvements in our infrastructure, an increase in our allowance for doubtful accounts, and an increase in our legal accruals in connection with the Atmel litigation, offset by the lack of profit sharing expenses. The increase in dollars from 1999 to 2000 was primarily due to increased profit sharing with employees, increased commissions, and increased salaries and benefits due to hiring additional personnel. We anticipate that we will continue to devote substantial resources to research and development, sales and marketing and to general and administrative activities, and that these expenses will continue to increase in dollars.

Research and development. Research and development expenses include costs associated with the development of new products, enhancements to existing products, quality assurance activities and occupancy costs. These costs consist primarily of employee salaries and benefits, and the cost of materials such as wafers and masks. Research and development expenses were $50.4 million, or 17.1% of net revenues, in 2001, as compared to $41.5 million, or 8.5% of net revenues, in 2000, and $18.2 million, or 14.6% of net revenues in 1999. The increase in research and development expenses in dollars from 2000 to 2001 was primarily due to increases in headcount and related costs of approximately $11.0 million, non-production engineering material expenses of approximately $2.6 million, depreciation related to purchases of new engineering equipment of $2.6 million, design costs of approximately $1.4 million and increased expenses related to engineering and mask costs of approximately $500,000, offset by a decrease in profit sharing expenses of approximately $8.9 million. Research and development expenses increased in dollars from 1999 to 2000 primarily due to increases in profit sharing expenses of approximately $8.5 million, headcount and related costs of approximately $8.9 million and material costs of approximately $3.7 million. We expect research and development expenses to continue to increase in dollars.

Sales and marketing. Sales and marketing expenses consist primarily of commissions, headcount and related costs, as well as travel and entertainment and promotional expenses. Sales and marketing expenses were $26.8 million, or 9.1% of net revenues, in 2001 as compared to $28.0 million, or 5.7% of net revenues, in 2000, and $10.6 million, or 8.5% of net revenues, in 1999. The decrease in sales and marketing expenses in dollars from 2000 to 2001 was primarily due to decreases in commissions of approximately $2.3 million and profit sharing expenses of approximately $2.8 million, offset by increases in headcount related costs of approximately $3.3 million and patent costs of approximately $756,000. Sales and marketing expenses in 2000 increased in dollars from 1999 primarily due to increases in commissions of approximately $8.7 million owed on higher product revenues, headcount and related costs of $2.9 million due to increased headcount and the lease of additional space and profit sharing expenses of approximately $2.7 million. We expect sales and marketing expenses to increase in dollars as we continue to expand our sales and marketing efforts. In addition, fluctuations in revenues will cause fluctuations in sales and marketing expenses as it impacts our commissions expenses.

General and administrative. General and administrative expenses consist of salaries and related costs for administrative, executive and finance personnel, recruiting costs, professional services and legal fees and allowances for doubtful accounts. General and administrative expenses were $17.9 million, or 6.1% of net revenues, in 2001 as compared to $15.0 million, or 3.1% of net revenues, in 2000, and $3.8 million, or 3.0% of net revenues, in 1999. General and administrative expenses increased in dollars from 2000 to 2001 primarily due to increases in expenses related to our allowance for doubtful accounts of approximately $1.8 million, headcount and related costs of approximately $2.0 million, and depreciation and amortization of approximately $838,000, offset by a decrease in profit sharing expenses of approximately $2.1 million. Expenses increased in dollars from 1999 to 2000 primarily due to increases in expenses related to our legal matters of approximately $4.2 million, profit sharing expenses of approximately $2.1 million, headcount and related costs of approximately $356,000 and depreciation expenses of approximately $881,000 associated with our new Oracle ERP system, which we implemented in January 2000. We anticipate that general and administrative expenses will continue to increase in dollars as we scale our facilities, infrastructure, and headcount to support our overall expected growth. We may also incur additional expenses in connection with the Atmel litigation. For further information on this litigation see "Legal Proceedings."

Other operating expenses. In 2001, other operating expenses of $4.6 million, or 1.6% of net revenues, was comprised of $3.9 million related to one-time charges for asset impairment and a $756,000 period charge related to an operating lease for an abandoned building. This charge represents the estimated difference between the total non-discounted future sublease income and our non-discounted lease commitments relating to this building. The charge is an estimate and may be adjusted if we obtain a sublease for the building and the actual sublease income is significantly different from the estimate. We may be unable to secure subtenants for such space due to the recent decrease in demand for commercial rental space in Silicon Valley. If we are not successful in subleasing our unused office space, we may be required to take an additional period charge for the balance of the future lease cost.

During 2001, KYE, a company in which we have an equity investment, completed an initial public offering on the Taiwan Stock Exchange. Since the initial public offering there has been a significant decline in the per share price of KYE's common stock. We have concluded that the decline in value is "other-than-temporary" and accordingly reduced the value of our equity investment from $4.6 million to $1.3 million, based on the quoted market price as of December 31, 2001 for a $3.3 million charge.

A charge of $3.9 million, or 0.8% of net revenues, in 2000, relates to the expense for in-process research and development incurred during the acquisition of Agate Semiconductor Inc. Refer also to Note 8 of the Notes to the Consolidated Financial Statements. The fair value of Agate's patents, workforce, and the technology currently under development was determined by an independent appraiser using the income approach for the patents and technology and the cost approach for the workforce. The income approach discounts expected future cash flows to present value. The discount rates used in the present value calculations were derived from a weighted average cost of capital analysis, adjusted upward by a premium of 20% to reflect additional risks inherent in the development life cycle. We believe that the pricing model related to this acquisition is consistent within the high-technology industry. We do not expect to achieve a material amount of the expense reductions or synergies as a result of integrating the acquired in-process technology. Therefore, the valuation assumptions do not include anticipated cost savings. In-process research and development valued at $3.9 million consisted of a single project to develop a high-density multiple-bit-per-cell flash memory device targeted for high-density, mass data storage applications such as digital cameras, MP3 players, cellular telephones and pagers. At the time of the acquisition the estimated cost to complete the project was $2.0 to $3.0 million and the design of this device was approximately 50% complete. The risk adjusted discount rate relating to in-process technology determined by the independent appraiser to be 40.5%. As of December 31, 2001, the design of this device was approximately 70% complete, and the estimated cost to complete the project was approximately $1.0 million.

We expected the multiple-bit-per-cell device to be completed and to begin to generate cash flows within 12 to 18 months from the date of the acquisition. However, development of the multiple-bit-per-cell and its viability remains a significant risk due to the remaining effort to achieve technical viability, rapidly changing customer markets, uncertain standards for new products and significant competitive threats from numerous companies. The nature of the efforts to develop the multiple-bit-per-cell device into a commercially viable product consists principally of planning, designing and testing activities necessary to determine that the multiple-bit-per-cell device can meet market expectations, including functionality and technical requirements. Failure to bring the multiple-bit-per-cell device to market in a timely manner could result in a lost opportunity to capitalize on emerging markets. Failure to achieve the expected levels of revenues and net income from the multiple-bit-per-cell device will negatively impact the return on the investment expected at the time of the acquisition and potentially result in impairment of other assets related to the development activities.

During the quarter ended December 31, 2001, due to the delays in completing the first multiple-bit-per-cell device, we recorded an expense for impairment of intangible assets of $590,000. The assets relate to patents acquired as part of the acquisition of Agate Semiconductor Inc. in December 2000. We reviewed the recoverability of the recorded amounts based on expected future cash flows (undiscounted and before interest) from use of these assets and then determined the impairment loss of $590,000 based on the difference between the net book value of the assets and the estimated fair value of the assets.

A charge of $2.0 million, or 2% of net revenues, in 1999, relates to the expense for in-process research and development incurred during the acquisition of Linvex Technology Corporation. Refer also to Note 8 of the Notes to the Consolidated Financial Statements. The fair value of Linvex' core technology, existing products, as well as the technology currently under development was determined by an independent appraiser using the income approach, which discounts expected future cash flows to present value. The discount rates used in the present value calculations were derived from a weighted average cost of capital analysis, adjusted upward by a premium of 5% to reflect additional risks inherent in the development life cycle. We expect that the pricing model related to this acquisition will be considered standard within the high-technology industry. We do not expect to achieve material expense reductions or synergies as a result of integrating the acquired in-process technology. Therefore, the valuation assumptions do not include anticipated cost savings. In-process research and development valued at $2.0 million consisted of a single project to combine flash and SRAM memory on a single device (the ComboMemory device). At the time of the acquisition the estimated cost to complete the ComboMemory device was $1.1 million and the device was approximately 42% complete. The risk adjusted discount rate relating to in-process technology was 40%. During early 2001, the ComboMemory device was completed and began to generate cash flows.

Interest and other income. Interest and other income was approximately $7.4 million, or 2.5% of net revenues, during 2001, as compared to $10.5 million, or 2.1% of net revenues, during 2000, and $730,000, or 0.6% of net revenues, during 1999. Interest income decreased in dollars from 2000 to 2001 due to a decrease in cash, cash equivalents and available-for-sale investments and due to declined interest rates. Interest income increased from 1999 to 2000 due to the receipt of cash proceeds from a follow-on public offering and private placement, which closed on March 27, 2000, and the underwriters' exercise of an over-allotment option, which closed on April 13, 2000.

Interest expense. Interest expense was approximately $338,000 during 2001 as compared to $691,000 during 2000 and $214,000 during 1999. Interest expense in 2001 relates to interest and fees under our line of credit, and in 1999 and 2000 relates to borrowing prior to the completion of a follow-on public offering and to fee activity under our line of credit. Interest expense charges are expected to continue and will fluctuate depending on our use of the line of credit facility.

Provision for (Benefit from) Income Taxes

Our income tax benefit of $17.8 million in 2001 consists of a 38.0% tax rate on loss before income taxes. This compares with provision for income taxes of approximately $41.8 million, or 28.3%, in 2000 and $88,000, or 2.2%, in 1999. The 2000 effective tax rate was lower than 2001 due to the reversal of the valuation allowance that was recorded in 1998 and 1999. We expect our effective tax rate to decrease to approximately 32.0% for 2002. Our tax rate may change depending on our profitability and the timing of the implementation of certain tax planning strategies. See Note 10 of the Notes to the Consolidated Financial Statements.

Segment Reporting

Our operations involve the design, development, manufacturing, marketing and technical support of our nonvolatile memory products. We offer low and medium density devices that target a broad range of existing and emerging applications in the digital consumer, networking, wireless communications and Internet computing markets. Our products are differentiated based upon attributes such as density, voltage, access speed, package and predicted endurance. We also license our technology for use in non-competing applications. Our reportable segments are: the Standard Memory Product Group, or SMPG, the Application Specific Product Group, or ASPG, and the Special Product Group, or SPG. Refer to Note 11 of the Notes to the Consolidated Financial Statements for revenue and gross profit information by reportable segment. Note that during 1999 and 2000 we had different reportable segments, and therefore the prior period information has been restated to conform to the new presentation. Our analysis of the changes for each segment is discussed below.

SMPG includes our three standard flash memory product families: the Small-Sector Flash, or SSF, family, the Multi-Purpose Flash, or MPF, family, and the Many-Time Programmable, or MTP, family and certain custom products based on these standard flash memory families. These families allow us to produce products optimized for cost and functionality to support the broad range of applications that use nonvolatile memory products. SMPG revenues decreased from $401.2 million in 2000 to $152.2 million in 2001 due primarily to decreased unit shipments and lower average selling prices. Gross margin decreased from 42.5% in 2000 to negative 21.7% in 2001 for this segment primarily due to the inventory valuation adjustments to cost of sales during 2001, decreased unit shipments and decreased average selling prices. SMPG revenues increased from $111.7 million in 1999 to $401.2 million in 2000 due primarily to increased unit shipments and higher average selling prices. Gross margin increased from 19.1% in 1999 to 42.5% in 2000 due to changes in unit shipment mix of existing cost-reduced products, increased shipments of new, higher margin products, and increased average selling prices on both older and newer products.

ASPG includes FlashBank, Concurrent SuperFlash, Serial Flash, Firmware Hub, or FWH, and LPC flash products.

These products are designed to address specific applications such as cellular phones, pagers, PDAs, set-top boxes, hard disk drives and PC BIOS applications. ASPG also includes flash embedded controllers and our mass data storage products such as the FlashFlex51, ADC, ADM, and CompactFlash Card product families, address digital cameras, Internet appliances, PDAs, MP3 players, set-top boxes and other types of mass data storage applications. ASPG revenues increased from $56.4 million in 2000 to $98.1 million in 2001 due primarily to increased unit shipments of our FWH products, which were introduced in early 2000. Gross margin decreased from 58.6% in 2000, to 44.6% in 2001 due to decreased average selling prices and inventory valuation adjustments to cost of sales in 2001. ASPG revenues increased from $3.3 million in 1999 to $56.4 million in 2000 due primarily to increased unit shipments of our FWH products. Gross margin increased from 42.7% in 1999 to 58.6% in 2000 primarily due to strong shipments of our FWH products, which were introduced in the second half of 2000.

SPG includes ComboMemory, ROM/RAM Combos, SRAM-related and other special flash products. SPG revenues decreased from $17.8 million in 2000 to $8.2 million in 2001 due primarily to decreased unit shipments and lower average selling prices. Gross margin decreased from 42.8% in 2000 to negative 4.8% in 2001 for this segment due to changes in the mix of the types of products sold between the reporting periods and inventory valuation adjustments to cost of sales in 2001. SPG revenues increased from $3.3 million in 1999 to $17.8 million in 2000 due primarily to increased unit shipments of our ComboMemory products. Gross margin increased from 26.9% in 1999 to 42.8% in 2000 due to changes in unit shipment mix and average selling prices.

Revenue and gross profit related to Technology Licensing was $35.4 million for 2001, $14.9 million for 2000 and $6.6 million for 1999. The increase from both 2000 to 2001 and from 1999 to 2000 was primarily due to license fee received as part of a legal settlement from Winbond totaling $20.0 million in 2001 and $10.4 million in 2000. No further payments are required to be paid under this legal settlement. We anticipate that license revenues will fluctuate significantly in the future.

The table below presents information about reported segments for the three years ended December 31:

	Year Ended December 31, 2001	
	Revenues	Gross Profit (Loss)
SMPG	$ 152,246	$ (32,964)
ASPG	98,138	43,816
SPG	8,234	(395)
Technology Licensing	35,412	35,412
	$ 294,030	$ 45,869

	Year Ended December 31, 2000	
	Revenues	Gross Profit
SMPG	$ 401,162	$ 170,522
ASPG	56,384	33,049
SPG	17,770	7,606
Technology Licensing	14,945	14,945
	$ 490,261	$ 226,122

	Year Ended December 31, 1999	
	Revenues	Gross Profit
SMPG	$ 111,675	$ 21,306
ASPG	3,284	1,401
SPG	3,283	883
Technology Licensing	6,552	6,552
	$ 124,794	$ 30,142

Related Party Transactions

In 1996, we acquired a 14% interest in Silicon Technology Co., Ltd., or Silicon Technology, a privately held Japanese company, for approximately $939,000 in cash. Bing Yeh our President, CEO and Board member also is a member of Silicon Technology's board. We acquired the interest in Silicon Technology in order to provide a presence for our products in Japan. We now have our own office in Japan, although Silicon Technology continues to sell our products to smaller customers. At December 31, 2001, our investment, which is carried at cost, represented approximately 9% of the outstanding equity of Silicon Technology. In 1999, 2000 and 2001, Silicon Technology accounted for approximately $10.0 million, $12.2 million and $3.7 million, respectively, or 8%, 3% and 1%, respectively, of our net product revenues. At December 31, 2001, we had accounts receivable from Silicon Technology of approximately $192,000. Our sales to Silicon Technology were made at prevailing market prices and the payment terms are consistent with the payment terms extended to our other customers. We are not obligated to provide Silicon Technology with any additional financing.

In June 1997, Dr. Ronald Chwang joined our Board of Directors. Dr. Chwang is the Chairman and President of Acer Technology Ventures, America. Related Acer entities, including Acer Corporation, Acer Peripherals, Acer Technologies, Apacer and Ambit Microsystems Corp., are our customers. In 2000, we acquired a 10% interest in Apacer, a privately held Taiwanese company, which is a memory module manufacturer, for approximately $9.9 million in cash. Bing Yeh our President, CEO and Board member also is a member of Apacer's board. In 2001, we invested an additional $2.1 million in Apacer. The investment is carried at cost. In 1999, 2000 and 2001 the combined Acer entities accounted for approximately $7.9 million, $22.5 million and $5.8 million, respectively, or 6%, 5% and 2%, respectively, of our net product revenues. At December 31, 2001, we had accounts receivable from the related Acer entities of approximately $765,000. Our sales to the related Acer entities were made at prevailing market prices and the payment terms are consistent with the payment terms extended to our other customers. In 2000 and 2001, we purchased approximately $7,500 and $626,000 of products from Apacer. At December 31, 2001, we had accounts payable to Apacer of approximately $27,000. Our purchases from Apacer are made pursuant to purchase orders at prevailing market prices. We do not have a long-term contract with Apacer to supply us with products. If Apacer were to terminate its relationship with us, we believe that we would be able to procure the necessary products from other production subcontractors. We are not obligated to provide Apacer with any additional financing.

In 2000, we acquired a 15% interest in PCT, a privately held Taiwanese company, for approximately $1.5 million in cash. Bing Yeh our President, CEO and Board member also is a member of PCT's board. PCT is one of our manufacturers' representatives.

PCT earns commissions for point-of-sales transactions to its customers. PCT's commissions are paid at the same rate as all of our other manufacturer's representatives in Asia. In 2000 and 2001, PCT accounted for 5% and 2%, or $24.4 million and $5.4 million of net product revenues, respectively.

In March 2001, PCT established a separate company and wholly-owned subsidiary, SPT, to provide planning, warehousing, delivery, billing, collection and other logistic functions for us in Taiwan. SPT now services substantially all of our customers based in Taiwan and selected customers throughout Asia. Product shipped to SPT is accounted for as consigned inventory and revenue is recognized when each product has been delivered and considered as a sale to our end customers by SPT. We pay SPT a fee based on a percentage of revenue for each product sold through SPT to our end customers. The fee paid to SPT covers the cost of warehousing space and insurance cost of our inventory, personnel costs required to maintain logistics and information technology functions and to perform billing and collection of accounts receivable. SPT receives extended payment terms and must pay us whether or not they have collected the accounts receivable. In 2001, approximately $78.2 million, or 30.3%, of our net product revenues were derived from end customer sales through SPT, our logistics center. At December 31, 2001, we had accounts receivable from SPT of approximately $19.8 million.

We do not have any long-term contracts with SPT or PCT, and SPT and PCT may cease providing services to us at any time. If SPT or PCT were to terminate their relationship with us we would experience a delay in reestablishing warehousing, logistics and distribution functions which would harm our business. We are not obligated to provide SPT or PCT with any additional financing.

In 2000, we acquired a 1% interest in KYE, a publicly held Taiwanese company, which is a production subcontractor, for approximately $4.6 million in cash. The investment was made in KYE in order to strengthen the relationship between us and KYE. During 2001, KYE completed an initial public offering on the Taiwan Stock Exchange. Accordingly, the investment has been included in long-term available-for-sale investments in the balance sheet as of December 31, 2001. The investment was written down to $1.3 million during 2001, refer to Note 9 of the Notes to the Consolidated Financial Statements. In 2000 and 2001, we purchased approximately $16.7 million and $21.8 million, respectively, of services from KYE. At December 31, 2001, we had accounts payable to KYE of approximately $3.6 million. Our purchases from KYE are made pursuant to purchase orders at prevailing market prices. We do not have a long-term contract with KYE to supply us with services. If KYE were to terminate its relationship with us we believe that we would be able to procure the necessary services from other production subcontractors. We are not obligated to provide KYE with any additional financing.

In 2000, we acquired a 3% interest in PTI, a privately held Taiwanese company, which is a production subcontractor, for approximately $2.5 million in cash. The investment is carried at cost. The investment was made in PTI in order to strengthen the relationship between us and PTI. In 2000 and 2001, we purchased approximately $9.5 million and $9.0 million, respectively, of services from PTI. At December 31, 2001, we had accounts payable to PTI of approximately $2.5 million. Our purchases from PTI are made pursuant to purchase orders at prevailing market prices. We do not have a long-term contract with PTI to supply us with services. If PTI were to terminate its relationship with us we believe that we would be able to procure the necessary services from other production subcontractors. PTI is also our customer and accounted for approximately $9.0 million, or 2% of our net product revenues in 2000 and none, or 0% of our net product revenues in 2001. We are not obligated to provide PTI with any additional financing.

In 2001, we acquired a 9% interest in GSMC, a privately held Cayman Islands company with operations in China, which is a wafer foundry under construction, for approximately $50.0 million in cash. Bing Yeh our President, CEO and Board member also is a member of GSMC's board. This investment is carried at cost. We anticipate that GSMC will begin to manufacture some of our products in early 2003. We do not have a long-term contract with GSMC to supply us with products. We are not obligated to provide GSMC with any additional financing.

Mr. Yasushi Chikagami, a member of our board of directors, is also a member of the board of directors of Ocean Automation Ltd. Ocean Automation Ltd. and certain of its affiliates are our customers. In 1999 and 2000 the related Ocean entities accounted for approximately $541,000 and $1.4 million, respectively, or 0.4% and 0.3%, respectively, of our net product revenues. No sales were made to the Ocean entities in 2001. Our sales to the Ocean entities were made at prevailing market prices and the payment terms are consistent with the payment terms extended to our other customers.

Critical Accounting Policies

Our critical accounting policies are as follows:

- Revenue recognition;
- Allowance for sales returns;
- Allowance for doubtful accounts;
- Allowance for excess and obsolete inventory and lower of cost or market;
- Warranty accrual;
- Litigation costs;
- Valuation of equity investments; and
- Accounting for income taxes.

Revenue recognition. Sales to direct customers and foreign stocking representatives are recognized upon shipment of product net of an allowance for estimated returns. When product is shipped to direct customers or stocking representatives, or by our distributors or SPT to end users, prior to recognizing revenue, we also require evidence of the arrangement, the price is fixed or determinable and collection is reasonably assured. Our shipping terms are generally FOB shipping point and payment terms typically range from 30 to 75 days. Sales to distributors are made primarily under arrangements allowing price protection and the right of stock rotation on merchandise unsold. Because of the uncertainty associated with pricing concessions and future returns, we defer recognition of such revenues, related costs of revenues and related gross profit until the merchandise is sold by the distributor. Product shipped to SPT is accounted for as consigned inventory and revenue is recognized when the products have been delivered and are considered as a sale to our end customers by SPT.

Most of our technology licenses provide for the payment of up-front license fees and continuing royalties based on product sales. For license and other arrangements for technology that we are continuing to enhance and refine and under which we are obligated to provide unspecified enhancements, revenue is recognized over the lesser of the estimated period that we have historically enhanced and developed refinements to the technology, approximately one to two years (the upgrade period), or the remaining portion of the upgrade period from the date of delivery, provided all specified technology and documentation has been delivered, the fee is fixed or determinable and collection of the fee is reasonably assured. From time to time, we reexamine the estimated upgrade period relating to licensed technology to determine if a change in the estimated upgrade period is needed. Revenue from license or other technology arrangements where we are not continuing to enhance and refine technology or are not obligated to provide unspecified enhancements is recognized upon delivery, if the fee is fixed or determinable and collection of the fee is reasonably assured.

Royalties received under these arrangements during the upgrade period are recognized as revenue based on the ratio of the elapsed portion of the upgrade period to the estimated upgrade period. The remaining portions of the royalties are recognized ratably over the remaining portion of the upgrade period. Royalties received after the upgrade period has elapsed are recognized when reported to us, which generally coincides with the receipt of payment.

If we make different judgments or utilize different estimates in relation to the estimated period of technology enhancement and development, the amount and timing of our license and royalty revenues could be materially different.

Allowance for sales returns. We maintain allowances for sales returns for estimated product returns by our customers. We estimate our allowance for sales returns based on our historical return experience, current economic trends, changes in customer demand, known returns we have not received and other assumptions. If we make different judgments or utilize different estimates, the amount and timing of our revenue could be materially different.

Allowance for doubtful accounts. We maintain allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments. We evaluate our allowance for doubtful accounts based on the aging of our accounts receivable, the financial condition of our customers and their payment history, our historical write-off experience and other assumptions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowance for excess and obsolete inventory and lower of cost or market. Our inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market value. We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. The value of our inventory is dependent on our estimate of future average selling prices, and, if our projected average selling prices are over estimated, we may be required to adjust our inventory value to reflect the lower of cost or market. Our inventories include high technology parts and components that are specialized in nature or subject to rapid technological obsolescence. We maintain allowance for inventory for potentially excess and obsolete inventories and those inventories carried at costs that are higher than their market values. If we determine that market conditions are less favorable than those projected by management, such as an unanticipated decline in average selling prices or demand not meeting our expectations, additional inventory write-downs may be required.

Warranty accrual. Our products are generally subject to warranty and we provide for the estimated future costs of repair, replacement or customer accommodation upon shipment of the product in the accompanying statements of operations. Our warranty accrual is estimated based on historical claims compared to historical revenues and assumes that we have to replace products subject to a claim. For new products, we use our historical percentage for the appropriate class of product. Should actual product failure rates differ from our estimates, revisions to the estimated warranty liability would be required.

Litigation costs. From time to time, we are also involved in other legal actions arising in the ordinary course of business. While we have accrued certain amounts for the estimated legal costs associated with defending these matters, there can be no assurance the Atmel complaint or other third party assertions will be resolved without costly litigation, in a manner that is not adverse to our financial position, results of operations or cash flows or without requiring royalty payments in the future which may adversely impact gross margins. As of December 31, 2001, no estimate can be made of the possible loss or possible range of loss associated with the resolution of these contingencies. If additional information becomes available such that we estimate that there is a possible loss or possible range of loss associated with these contingencies then we would record the minimum estimated liability, which could materially impact our results of operations and financial position.

Valuation of equity investments. We hold minority interests in companies having operations in the semiconductor industry. We record an investment impairment charge when we believe an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments, thereby possibly requiring an impairment charge in the future. The recorded value of our equity investments at December 31, 2001 is $68.3 million.

Accounting for income taxes. If appropriate, we record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be unable to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax asset would be a charge to income in the period such determination was made.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivatives and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In July 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date until the first fiscal year beginning after June 15, 2000. In June 2000, the FASB issued SFAS Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of SFAS No. 133." SFAS No. 138 amends certain terms and conditions of SFAS No. 133. SFAS No. 133 requires that all derivative instruments be recognized at fair value as either assets or liabilities in the statement of financial position. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. We adopted SFAS No. 133, as amended, in our quarter ending March 31, 2001. We do not hold and have not held any derivative instruments, and accordingly, the adoption of SFAS No. 133 did not have a material impact on our financial statements.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. We believe the adoption of SFAS No. 141 to date has not had a significant impact on our financial statements.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. We believe the adoption of SFAS No. 142 will not have a significant impact on our financial position and results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Division of a Business." SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed of by sale and requires the measurement to be at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We believe the adoption of SFAS No. 144 will not have a significant impact on our financial statements.

Liquidity and Capital Resources

Operating activities. Our operating activities used cash of $22.5 million in 2001 primarily due to net loss of $29.0 million, increases in trade accounts receivable from related party of $4.0 million and inventory of $108.9 million, and decreases in trade accounts payable from related and unrelated parties of $15.2 million, accrued expenses of $17.2 million and deferred revenue of $9.8 million. Cash used in operating activities was reduced by decreases in trade accounts receivable from unrelated parties of $55.1 million, other current and non-current assets of $3.4 million, and non-cash adjustments of $103.0 million, primarily relating to our provision for sales returns of $32.2 million, inventory valuation adjustments of $73.9 million, depreciation and amortization of $9.8 million, our increased provision for doubtful accounts receivable of $2.3 million and other operating expenses of $4.6 million, and offset by $19.9 million from the change in deferred income taxes. The decrease in trade accounts receivable from unrelated parties relates to decreased shipment volume and decreased average selling prices. The increase in accounts receivable-related parties relates to SPT, our new logistics center in Taiwan. Cash provided by operations was $43.5 million in 2000 and relates primarily to net income of $105.7 million offset by accounts receivable increase of $81.6 million and an increase in accounts receivable from related parties of $14.4 million, all due to increased sales in 2000. Increases in trade accounts payable to unrelated parties of $20.0 million, trade accounts payable to related parties of $7.3 million, and accrued expenses of $28.5 million and deferred revenue of $11.1 million were offset by increases in inventory of $47.8 million and increases in other current and non-current assets of $11.6 million.

Investing activities. Our investing activities provided cash of approximately $2.1 million during 2001, primarily due to a total of $68.4 million cash from the excess sales and maturities of available-for-sale investments over the purchases of such investments, offset by $52.2 million used to acquire equity investments, of which $50.0 million was invested in GSMC. GSMC is a Cayman Island company with wafer foundry operations under construction in China. Further, we invested approximately $13.6 million in capital expenditures and used approximately $498,000 of cash for the final payment of our Agate acquisition. Cash used in investing activities of $173.1 million during 2000 consisted primarily of investments of cash in available-for-sale marketable securities. We also made strategic equity investments in privately held companies which are either subcontractors to our production process or customers. Refer to Note 12 of the Notes to the Consolidated Financial Statements. In addition, we acquired equipment, invested in enterprise resource planning software, and made leasehold improvements. We plan to continue to invest in capital equipment to be used primarily for test equipment and design engineering tools for research and development, information systems infrastructure, and leasehold improvements.

Financing activities. Our financing activities provided cash of approximately $5.0 million in 2001 and $237.5 million during 2000. During 2001, cash provided was from $3.7 million of common stock issued under our employee stock purchase plan and the exercise of employee stock options and $1.8 million related to a loan from a landlord, offset by $491,000 in loan repayments and other financing activities. In 2000, cash was primarily provided from the issuance of common stock for $257.5 million and primarily relates to net proceeds from a follow-on public offering in which we issued and sold 12,075,000 shares of common stock, a private placement in which we issued and sold 504,000 shares of common stock, and $3.8 million from common stock issued under the employee stock purchase plan and the exercise of employee stock options, offset by the repayment of our entire line of credit at the end of March, 2000.

Principal sources of liquidity at December 31, 2001 consisted of $166.6 million of cash, cash equivalents, and short-term and long-term available-for-sale investments and the line of credit. As of December 31, 2001 we had no borrowing on our line of credit of up to $35.0 million. Under the agreement, our borrowing is limited to 80.0% of eligible world-wide accounts receivable, and is also reduced by any letters of credit issued under our line of credit. As of December 31, 2001, there was approximately $3.6 million outstanding in letters of credit and $2.3 million available under this line. The line bears interest at a rate of the bank's reference rate plus 0.5% (6.0% at December 31, 2001), with a minimum interest rate of 6.0%. Under the agreement, we are required to comply with certain covenants including maintaining a specified level of tangible net worth and we are not permitted to pay a dividend. While we maintained the specified level of tangible net worth, we were in default of certain other covenants and reporting obligations. On February 28, 2002, the lender granted a waiver of these defaults and has also waived future compliance with certain covenants and reporting obligations, subject to certain conditions, through the maturity of the line of credit in September 2002. We must pay an unused line fee at the annual rate of one quarter of one percent on the unused portion.

Purchase Commitments. In December 2000, we committed, subject to certain business conditions, to prepay $50.0 million to a vendor in 2001 to secure increased wafer capacity in 2002 and 2003. In the second quarter of 2001, in response to weakening product demand and economic conditions, we renegotiated the commitment to defer the payment to 2002. As of December 31, 2001, we had prepaid a total of $5.0 million towards this commitment, which is included in other current assets on the balance sheet. In addition, we had outstanding purchase commitments with our foundry vendors of approximately $10.3 million for delivery in 2002.

Lease Commitments. We have long-term, non-cancelable building lease commitments. We are currently seeking subtenants for our unused office space. During the third quarter of 2001, we recorded a period charge to other operating expense of approximately $756,000 relating to an operating lease for an abandoned building. This charge represents the estimated difference between the total non-discounted future sublease income and our non-discounted lease commitments relating to this building. The charge is an estimate as of December 31, 2001 and may be adjusted if we obtain a sublease for the building and the actual sublease income is significantly different from the estimate. We may be unable to secure subtenants for such space due to the recent decrease in demand for commercial rental space in Silicon Valley. See also "Business Risks –If we are not successful in subleasing our unused office space, we may be required to take a period charge for the difference between the total future sublease income and our lease cost."

Future payments due under building lease and purchase commitments as of December 31 (in thousands):

	Building Lease	Purchase Commitments	Total
2002	$ 4,869	$ 55,334	$ 60,203
2003	4,980	--	4,980
2004	5,131	--	5,131
2005	3,563	--	3,563
2006	2,434	--	2,434
Thereafter	8,471	--	8,471
	$ 29,448	$ 55,334	$ 84,782

Stock Purchase Plan. In September 2001, our board of directors authorized the purchase of an aggregate of up to $15.0 million of our common stock. The purchases may be made in the open market at prevailing market prices or in negotiated transactions off the market, subject to compliance with applicable provisions of the California Corporation Code and in accordance with applicable federal and state securities laws and regulations. The stock purchase program will continue until September 30, 2002 unless earlier revoked by our board of directors. As of December 31, 2001, no shares had been purchased under this program.

We believe that our cash balances, together with funds expected to be generated from operations and the line of credit availability, will be sufficient to meet our projected working capital and other cash requirements through at least the next twelve months. However, there can be no assurance that future events will not require us to seek additional borrowings or capital and, if so required, that such borrowing or capital will be available on acceptable terms. Factors that could affect our cash used or generated from operations and as a result, our need to seek additional borrowings or capital include:

- the average selling prices of our products;
- customer demand for our products;
- the need to secure future wafer production capacity from our suppliers;
- the timing of significant orders and of license and royalty revenue; and
- unanticipated research and development expenses associated with new product introductions.

Please also see "Business Risks - Our operating results fluctuate significantly, and an unanticipated decline in revenues may disappoint securities analysts or investors and result in a decline in our stock price."

Business Risks

Risks Related to Our Business

Our operating results fluctuate significantly, and an unanticipated decline in revenues may disappoint securities analysts or investors and result in a decline in our stock price.

Although we were profitable in 2000, we incurred net losses for 2001, and in fiscal 1997, 1998 and 1999. Our operating results have fluctuated significantly and our past financial performance should not be used to predict future operating results. Our recent quarterly and annual operating results have fluctuated, and may continue to fluctuate, due to the following factors, all of which are difficult to forecast and many of which are out of our control:

- the availability, timely delivery and cost of wafers or other manufacturing and assembly services from our suppliers;
- competitive pricing pressures and related changes in selling prices;
- fluctuations in manufacturing yields and significant yield losses;
- new product announcements and introductions of competing products by us or our competitors;
- product obsolescence;
- lower of cost or market inventory adjustments;
- changes in demand for, or in the mix of, our products;
- the gain or loss of significant customers;
- market acceptance of products utilizing our SuperFlash® technology;
- changes in the channels through which our products are distributed and the timeliness of receipt of distributor resale information;
- exchange rate fluctuations;
- general economic, political and environmental-related conditions, such as natural disasters;
- difficulties in forecasting, planning and management of inventory levels;
- unanticipated research and development expenses associated with new product introductions; and
- the timing of significant orders and of license and royalty revenue.

As recent experience confirms, a downturn in the market for products such as personal computers and cellular telephones that incorporate our products can also harm our operating results.

Our operating expenses are relatively fixed, and we order materials in advance of anticipated customer demand. Therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls.

Our operating expenses are relatively fixed, and we therefore have limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, our operating results will be harmed if our revenues do not meet our projections. We may experience revenue shortfalls for the following reasons:

- sudden drops in consumer demand which may cause customers to cancel backlog, push out shipment schedules, or reduce new orders, possibly due to a slowing economy or inventory corrections among our customers;

- significant declines in selling prices that occur because of competitive price pressure during an over-supply market environment;

- sudden shortages of raw materials for fabrication, test or assembly capacity constraints that lead our suppliers to allocate available supplies or capacity to other customers which, in turn, harm our ability to meet our sales obligations; and

- the reduction, rescheduling or cancellation of customer orders.

During 2001 we incurred inventory valuation adjustments of $72.2 million and we may incur additional significant inventory valuation adjustments in the future.

We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. The value of our inventory is dependent on our estimate of future average selling prices, and, if our projected average selling prices are over estimated, we may be required to adjust our inventory value to reflect the lower of cost or market. As of December 31, 2001, we had $108.2 million of inventory on hand, an increase of $34.9 million, or 47.7%, from 2000. Total valuation adjustments to inventory were $3.3 million in 1999, $4.3 million in 2000 and $72.2 million in 2001. Due to the large number of units in our inventory, even a small change in average selling prices could result in a significant adjustment and could harm our financial results.

Cancellations or rescheduling of backlog may result in lower future revenue and harm our business.

Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenue, could harm our business. We began to experience a sharp downturn in several of our markets late in the fourth quarter of 2000, as our customers reacted to weakening demand for their products. Although we had improvements in total units shipped in the third and fourth quarter of 2001, revenues declined in 2001 due to declines in total shipment volume for 2001 and decreased average selling prices. Our business could be harmed by industry-wide fluctuations in the future.

Our business may suffer due to risks associated with international sales and operations.

During 1999, 2000 and 2001, our export product and licensing revenues accounted for approximately 89.1%, 84.3%, and 90.3% of our net revenues, respectively. Our international business activities are subject to a number of risks, each of which could impose unexpected costs on us that would harm our operating results. These risks include:

- difficulties in complying with regulatory requirements and standards;

- tariffs and other trade barriers;

- costs and risks of localizing products for foreign countries;

- reliance on third parties to distribute our products;

- extended accounts receivable payment cycles;

- potentially adverse tax consequences;

- limits on repatriation of earnings; and

- burdens of complying with a wide variety of foreign laws.

In addition, we have made equity investments in companies with operations in China, Japan and Taiwan. The value of our investments is subject to the economic and political conditions particular to their industry, their countries and to the global economy. If we determine that a change in the recorded value of an investment is other than temporary, we will adjust the value of the investment. Such an expense could have a negative impact on our operating results. In the fourth quarter of 2001, we wrote down our investment in KYE by $3.3 million to $1.3 million due to an other than temporary decline in its market value.

We derived 80.8%, 77.6% and 80.7% of our net product revenues from Asia during 1999, 2000 and 2001, respectively. Additionally, substantially all of our wafer suppliers and packaging and testing subcontractors are located in Asia. Any kind of economic, political or environmental instability in this region of the world can have a severe negative impact on our operating results due to the large concentration of our production and sales activities in this region. For example, during 1997 and 1998, several Asian countries where we do business, such as Japan, Taiwan and Korea, experienced severe currency fluctuation and economic deflation, which negatively impacted our revenues and also negatively impacted our ability to collect payments from customers. During this period, the lack of capital in the financial sectors of these countries made it difficult for our customers to open letters of credit or other financial instruments that are guaranteed by foreign banks. Finally, the economic situation during this period exacerbated a decline in selling prices for our products as our competitors reduced product prices to generate needed cash.

It should also be noted that we are greatly impacted by the political, economic and military conditions in Taiwan. Taiwan and China are continuously engaged in political disputes and both countries have continued to conduct military exercises in or near the other's territorial waters and airspace. Such disputes may continue and even escalate, resulting in an economic embargo, a disruption in shipping or even military hostilities. Additionally, we believe the economic uncertainty fueled by the September 11, 2001 terrorist attacks in the United States has caused our customer base to become more cautious. Any of these events could delay production or shipment of our products. Any kind of activity of this nature or even rumors of such activity could harm our operations, revenues, operating results, and stock price.

We do not typically enter into long-term contracts with our customers, and the loss of a major customer could harm our business.

We do not typically enter into long-term contracts with our customers. In addition, we cannot be certain as to future order levels from our customers. In the past, when we have entered into a long-term contract, the contract has generally been terminable at the convenience of the customer.

We depend on stocking representatives, distributors and our logistics center to generate a majority of our revenues.

We rely on stocking representatives and distributors to establish and maintain customer relationships and to sell our products. These stocking representatives and distributors could discontinue their relationship with us or discontinue selling our products at any time. The majority of our stocking representatives and distributors are located in Asia.

Since March 2001, we have been out-sourcing our customer service logistics in Taiwan to Silicon Professional Technology Ltd., or SPT. SPT is a wholly-owned subsidiary of one of our stocking representatives in Taiwan, Professional Computer Technology Limited, or PCT. SPT provides planning, warehousing, delivery, billing, collection and other logistic functions for us in Taiwan. SPT now services substantially all of our end customers based in Taiwan and selected end customers throughout Asia. Products shipped to SPT are accounted for as consigned inventory, and revenue is recognized when the products have been delivered and are considered as a sale to our end customers by SPT. For the year ended December 31, 2001, SPT serviced end customer sales accounting for 30.3% of our net product revenues recognized.

Product shipments to Asia accounted for 80.8%, 77.6% and 80.7% of net product revenues for 1999, 2000 and 2001, respectively. For further description of our relationships with PCT and SPT, please refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation - Related Party Transactions."

We ship to, and have accounts receivable from, OEMs, ODMs, CEMs, stocking representatives, domestic distributors, and our logistics center. Our logistics center, stocking representatives and domestic distributors reship our products to our end customers, including OEMs, ODMs, CEMs and end users. In 1999, Actron, a stocking representative, represented 12.4% of our net product revenues. No stocking representative or domestic distributor serviced more than

10.0% of our customer sales in 2000 or 2001.

No single customer, which we define as an OEM, ODM, CEM, or end user that purchases product directly from us or through our logistics center, represented 10.0% or more of our net product revenues during 1999, 2000 and 2001.

We do not have any long-term contracts with SPT or PCT, and SPT or PCT may cease providing services to us at any time. If SPT or PCT were to terminate their relationship with us we would experience a delay in reestablishing warehousing, logistics and distribution functions, which would harm our business.

The loss of our relationship with any of these stocking representatives, logistics center or distributors, or any other significant stocking representative or distributor could harm our operating results by impairing our ability to sell our products to our end customers.

We depend on a limited number of foreign foundries to manufacture our products, and these foundries may not be able to satisfy our manufacturing requirements, which could cause our revenues to decline.

We outsource substantially all of our manufacturing and testing activities. We currently buy all of our wafers and sorted die from a limited number of suppliers. Substantially all of our products are manufactured by four foundries, TSMC in Taiwan, Sanyo and Seiko-Epson in Japan, and Samsung in Korea. We anticipate that these foundries, together with National Semiconductor in the United States, Nanya and Vanguard in Taiwan and Oki in Japan, will manufacture the majority of our products in 2002. On March 6, 2001, we invested $50.0 million in GSMC, a Cayman Islands company, for a wafer foundry project located in Shanghai, China. We anticipate that GSMC will begin to manufacture some of our products in early 2003. If these suppliers fail to satisfy our requirements on a timely basis at competitive prices we could suffer manufacturing delays, a possible loss of revenues or higher than anticipated costs of revenues, any of which could harm our operating results.

Our revenues may be impacted by our ability to obtain adequate wafer supplies from our foundries. The foundries with which we currently have arrangements, together with any additional foundry at which capacity might be obtained, may not be willing or able to satisfy all of our manufacturing requirements on a timely basis at favorable prices. In addition, we have encountered delays in qualifying new products and in ramping-up new product production and we could experience these delays in the future. We are also subject to the risks of service disruptions, raw material shortages and price increases by our foundries. Such disruptions, shortages and price increases could harm our operating results.

If we are unable to increase our manufacturing capacity, our revenues may decline.

In order to grow, we need to increase our present manufacturing capacity. Events that we have not foreseen could arise which would limit our capacity. We have a remaining commitment to prepay a total of $45.0 million in 2002, subject to certain economic and business conditions, to secure increased wafer capacity in 2002 and 2003. We are continually engaged in attempting to secure additional manufacturing capacity to support our long-term growth. Similar to our $50.0 million investment in GSMC, we may determine that it is necessary to invest substantial capital in order to secure appropriate production capacity commitments. If we cannot secure additional manufacturing capacity on acceptable terms, our ability to grow will be impaired and our operating results will be harmed.

If we are not successful in subleasing our unused office space, we may be required to take a period charge for the difference between the total future sublease income and our lease cost.

We have long-term, non-cancelable building lease commitments. We are currently in the process of locating subtenants for our unused office space. We may be unable to secure subtenants for this space due to the recent decrease in demand for commercial rental space in Silicon Valley. During the third quarter of 2001, we recorded a period charge to other operating expense of approximately $756,000 relating to an operating lease for an abandoned building. This charge represents the estimated difference between the total non-discounted future sublease income and our non-discounted lease commitments relating to this building. The charge is an estimate as of December 31, 2001 and may be adjusted if we obtain a sublease for the building and the actual sublease income is significantly different from the estimate. If we are unable to secure subtenants, we may be required to take additional period charges for the balance of the future lease cost, and this will harm our operating results.

Our cost of revenues may increase if we are required to purchase manufacturing capacity in the future.

To obtain additional manufacturing capacity, we may be required to make deposits, equipment purchases, loans, joint ventures, equity investments or technology licenses in or with wafer fabrication companies. These transactions could involve a commitment of substantial amounts of our capital and technology licenses in return for production capacity. We may be required to seek additional debt or equity financing if we need substantial capital in order to secure this capacity and we cannot assure you that we will be able to obtain such financing.

If our foundries fail to achieve acceptable wafer manufacturing yields, we will experience higher costs of revenues and reduced product availability.

The fabrication of our products requires wafers to be produced in a highly controlled and ultra-clean environment. Semiconductor companies that supply our wafers from time to time have experienced problems achieving acceptable wafer manufacturing yields. Semiconductor manufacturing yields are a function of both our design technology and the foundry's manufacturing process technology. Low yields may result from marginal design or manufacturing process drift. Yield problems may not be identified until the wafers are well into the production process, which often makes them difficult, time consuming and costly to correct. Furthermore we rely on independent foundries for our wafers which increases the effort and time required to identify, communicate and resolve manufacturing yield problems. If our foundries fail to achieve acceptable manufacturing yields, we will experience higher costs of revenues and reduced product availability, which could harm our operating results.

If our foundries discontinue the manufacturing processes needed to meet our demands, or fail to upgrade the technologies needed to manufacture our products, we may face production delays and lower revenues.

Our wafer and product requirements typically represent a small portion of the total production of the foundries that manufacture our products. As a result, we are subject to the risk that a foundry will cease production on an older or lower-volume manufacturing process that it uses to produce our parts. Additionally, we cannot be certain our foundries will continue to devote resources to advance the process technologies on which the manufacturing of our products is based. Each of these events could increase our costs and harm our ability to deliver our products on time.

Our dependence on third-party subcontractors to assemble and test our products subjects us to a number of risks, including an inadequate supply of products and higher costs of materials.

We depend on independent subcontractors to assemble and test our products. Our reliance on these subcontractors involves the following significant risks:

- reduced control over delivery schedules and quality;
- the potential lack of adequate capacity during periods of strong demand;
- difficulties selecting and integrating new subcontractors;
- limited warranties on products supplied to us;
- potential increases in prices due to capacity shortages and other factors; and
- potential misappropriation of our intellectual property.

These risks may lead to increased costs, delayed product delivery or loss of competitive advantage, which would harm our profitability and customer relationships.

Because our flash memory products typically have lengthy sales cycles, we may experience substantial delays between incurring expenses related to research and development and the generation of revenues.

Due to the flash memory product cycle we usually require more than nine months to realize volume shipments after we first contact a customer. We first work with customers to achieve a design win, which may take three months or longer. Our customers then complete the design, testing and evaluation process and begin to ramp up production, a period which typically lasts an additional six months or longer. As a result, a significant period of time may elapse between our research and development efforts and our realization of revenue, if any, from volume purchasing of our products by our customers.

We face intense competition from companies with significantly greater financial, technical and marketing resources that could harm sales of our products.

We compete with major domestic and international semiconductor companies, many of which have substantially greater financial, technical, marketing, distribution, and other resources than we do. Many of our competitors have their own facilities for the production of semiconductor memory components and have recently added significant capacity for such production. Our memory products, which presently account for substantially all of our revenues, compete principally against products offered by AMD, Atmel, Intel, Macronix, Sanyo, STMicroelectronics and Winbond. If we are successful in developing our high-density products, these products will compete principally with products offered by AMD, Atmel, Fujitsu, Hitachi, Intel, Mitsubishi, Samsung, SanDisk, Sharp Electronics, STMicroelectronics and Toshiba, as well as any new entrants to the market.

In addition, we may in the future experience direct competition from our foundry partners. We have licensed to our foundry partners the right to fabricate products based on our technology and circuit design, and to sell such products worldwide, subject to our receipt of royalty payments.

Competition may also come from alternative technologies such as ferroelectric random access memory, or FRAM, or other developing technologies.

Our markets are subject to rapid technological change and, therefore, our success depends on our ability to develop and introduce new products.

The markets for our products are characterized by:

- rapidly changing technologies;
- evolving and competing industry standards;
- changing customer needs;
- frequent new product introductions and enhancements;
- increased integration with other functions; and
- rapid product obsolescence.

To develop new products for our target markets, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. In addition, we must have our products designed into our customers' future products and maintain close working relationships with key customers in order to develop new products that meet their changing needs.

In addition, products for communications applications are based on continually evolving industry standards. Our ability to compete will depend on our ability to identify and ensure compliance with these industry standards. As a result, we could be required to invest significant time and effort and incur significant expense to redesign our products and ensure compliance with relevant standards. We believe that products for these applications will encounter intense competition and be highly price sensitive. While we are currently developing and introducing new products for these applications, we cannot assure you that these products will reach the market on time, will satisfactorily address customer needs, will be sold in high volume, or will be sold at profitable margins.

We cannot assure you that we will be able to identify new product opportunities successfully, develop and bring to market new products, achieve design wins or respond effectively to new technological changes or product announcements by our competitors. In addition, we may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense. Failure in any of these areas could harm our operating results.

Our future success depends in part on the continued service of our key design engineering, sales, marketing and executive personnel and our ability to identify, recruit and retain additional personnel.

We are highly dependent on Bing Yeh, our President and Chief Executive Officer, as well as the other principal members of our management team and engineering staff. There is intense competition for qualified personnel in the semiconductor industry, in particular the highly skilled design, applications and test engineers involved in the development of flash memory technology. Competition is especially intense in Silicon Valley, where our corporate headquarters is located. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified personnel who may leave our employ in the future. Our anticipated growth is expected to place increased demands on our resources and will likely require the addition of new management and engineering personnel and the development of additional expertise by existing management personnel. The failure to recruit and retain key design engineers or other technical and management personnel could harm our business.

Our ability to compete successfully depends, in part, on our ability to protect our intellectual property rights.

We rely on a combination of patent, trade secrets, copyrights, mask work rights, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Policing unauthorized use of our products, however, is difficult, especially in foreign countries. Litigation may continue to be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources and could harm our business, operating results and financial condition regardless of the outcome of the litigation. We own 43 patents in the United States relating to our products and processes, and have filed for several more. In addition, we hold several patents in Europe and Canada, and have filed several foreign patent applications in Europe, Japan, Korea, Taiwan and Canada. We cannot assure you that any pending patent application will be granted. Our operating results could be harmed by the failure to protect our intellectual property.

If we are accused of infringing the intellectual property rights of other parties we may become subject to time-consuming and costly litigation. If we lose, we could suffer a significant impact on our business and be forced to pay damages.

Third parties may assert that our products infringe their proprietary rights, or may assert claims for indemnification resulting from infringement claims against us. Any such claims may cause us to delay or cancel shipment of our products or pay damages that could harm our business, financial condition and results of operations. In addition, irrespective of the validity or the successful assertion of such claims, we could incur significant costs in defending against such claims.

Over the past four years we were sued both by Atmel Corporation and Intel Corporation regarding patent infringement issues and sued Winbond Electronics Corporation regarding our contractual relationship with them. Significant management time and financial resources have been devoted to defending these lawsuits. We settled with Intel in May 1999, with Winbond in October 2000, and the Atmel litigation is ongoing.

In addition to the Atmel, Intel and Winbond actions, we receive from time to time, letters or communications from other companies stating that such companies have patent rights that involve our products. Since the design of all of our products is based on SuperFlash technology, any legal finding that the use of our SuperFlash technology infringes the patent of another company would have a significantly negative effect on our entire product line and operating results. Furthermore, if such a finding were made, there can be no assurance that we could license the other company's technology on commercially reasonable terms or that we could successfully operate without such technology. Moreover, if we are found to infringe, we could be required to pay damages to the owner of the protected technology and could be prohibited from making, using, selling, or importing into the United States any products that infringe the protected technology. In addition, the management attention consumed by and legal cost associated with any litigation could harm our operating results.

Public announcements may hurt our stock price. During the course of lawsuits there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could harm the market price of our stock.

Our litigation may be expensive, may be protracted and confidential information may be compromised. Whether or not we are successful in our lawsuit with Atmel, we expect this litigation to continue to consume substantial amounts of our financial and managerial resources. While we have accrued certain amounts for the estimated legal costs associated with defending this matter, at any time Atmel may file additional claims against us, which could increase the risk, expense and duration of the litigation. Further, because of the substantial amount of discovery required in connection with this type of litigation, there is a risk that some of our confidential information could be compromised by disclosure.

If an earthquake or other natural disaster strikes our manufacturing facility or those of our suppliers, we would be unable to manufacture our products for a substantial amount of time and we would experience lost revenues.

Our corporate headquarters are located in California near major earthquake faults. In addition, some of our suppliers are located near fault lines. In the event of a major earthquake or other natural disaster near our headquarters, our operations could be harmed. Similarly, a major earthquake or other natural disaster such as typhoon near one or more of our major suppliers, like the earthquake in September 1999 or the typhoon in September 2001 that occurred in Taiwan could potentially disrupt the operations of those suppliers, which could then limit the supply of our products and harm our business.

Prolonged electrical power outages, energy shortages, or increased costs of energy could harm our business.

Our design and process research and development facilities and our corporate offices are located in California, which is currently susceptible to power outages and shortages as well as increased energy costs. To limit this exposure, we are in the process of securing back-up generators and power supplies to our main California facilities. While the majority of our production facilities are not located in California, more extensive power shortages in the state could delay our design and process research and development as well as increase our operating costs.

Our growth continues to place a significant strain on our management systems and resources and if we fail to manage our growth, our ability to market, sell our products or develop new products may be harmed.

Our business is experiencing rapid growth which has strained our internal systems and will require us to continuously develop sophisticated information management systems in order to manage the business effectively. We are currently implementing a supply-chain management system and a vendor electronic data interface system. There is no guarantee that we will be able to implement these new systems in a timely fashion, that in themselves they will be adequate to address our expected growth, or that we will be able to foresee in a timely manner other infrastructure needs before they arise. Our success depends on the ability of our executive officers to effectively manage our growth. If we are unable to manage our growth effectively, our results of operations will be harmed. If we fail to successfully implement new management information systems, our business may suffer severe inefficiencies that may harm the results of our operations.

Risks Related to Our Industry

Our success is dependent on the growth and strength of the flash memory market.

All of our products, as well as all new products currently under design, are stand-alone flash memory devices or devices embedded with flash memory. A memory technology other than SuperFlash may be adopted as an industry standard. Our competitors are generally in a better financial and marketing position than we are from which to influence industry acceptance of a particular memory technology. In particular, a primary source of competition may come from alternative technologies such as FRAM devices if such technology is commercialized for higher density applications. To the extent our competitors are able to promote a technology other than SuperFlash as an industry standard, our business will be seriously harmed.

The selling prices for our products are extremely volatile and have historically declined during periods of over capacity or industry downturns.

The semiconductor industry has historically been cyclical, characterized by wide fluctuations in product supply and demand. From time to time, the industry has also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. Downturns of this type occurred in 1997 and 1998, and more recently in late 2000 and 2001. These downturns are characterized by diminished product demand, production over-capacity and accelerated decline of average selling prices, and in some cases have lasted for more than a year. Our business could be harmed by industry-wide fluctuations in the future. The flash memory products portion of the semiconductor industry, from which we derive substantially all of our revenues suffered from excess capacity in 1996, 1997 and 1998, which resulted in greater than normal declines in our markets, which unfavorably impacted our revenues, gross margins and profitability. While these conditions improved in 1999 and 2000, deteriorating market conditions at the end of 2000 and continuing through 2001 have resulted in the decline of our selling prices and harmed our operating results.

There is seasonality in our business and if we fail to continue to introduce new products this seasonality may become more pronounced.

Sales of our products in the consumer electronics applications market are subject to seasonality. As a result, sales of these products are impacted by seasonal purchasing patterns with higher sales generally occurring in the second half of each year. In 1999 and the first half of 2000, this seasonality was partially offset by the introduction of new products as we continued to diversify our product offerings. In 2001, this seasonality again became pronounced as it was combined with deteriorating market conditions, which together resulted in sequential quarter to quarter declines in product revenues from the fourth quarter of 2000 through the second quarter of 2001, and lower sales in the second half of 2001. If we fail to continue to introduce new products, our business may suffer and the seasonality of a portion of our sales may become more pronounced.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to risks associated with foreign exchange rate fluctuations due to our international manufacturing and sales activities. These exposures may change over time as business practices evolve and could negatively impact our operating results and financial condition. All of our sales are denominated in U.S. dollars. An increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive and therefore reduce the demand for our products. Such a decline in the demand could reduce revenues and/or result in operating losses. In addition, a downturn in the economies of China, Japan or Taiwan could impair the value of our equity investments in companies with operations in these countries. If we consider the value of these companies to be impaired, we will write off, or expense, some or all of our investments. In the fourth quarter of 2001, we wrote down our investment in KYE by $3.3 million to $1.3 million due to an other than temporary decline in its market value. In addition, we have equity investments in companies with operations in China, Japan and Taiwan with recorded values at December 31, 2001 of approximately $50.0 million, $0.9 million and $16.1 million, respectively.

At any time, fluctuations in interest rates could effect interest earnings on our cash, cash equivalents and short-term investments, any interest expense owed on the line of credit facility, or the fair value of our investment portfolio. We believe that the effect, if any, of reasonably possible near term changes in interest rates on our financial position, results of operations, and cash flows would not be material. Currently, we do not hedge these interest rate exposures. As of December 31, 2001, the carrying value of our marketable securities approximated fair value. The table below presents the carrying value and related weighted average interest rates for our cash, cash equivalents and available-for-sale investments as of December 31, 2001 all of which mature in 2002 (in thousands).

	Carrying Value	Interest Rate
Short -term investments - fixed rate	$ 71,666	3.7%
Cash and cash equivalents - variable rate	93,598	1.5%
	$ 165,264	2.4%

Item 8. Consolidated Financial Statements and Supplementary Data

The consolidated financial statements, together with the report thereon of PricewaterhouseCoopers LLP, independent accountants, dated January 20, 2002, except for Note 4, which is as of February 28, 2002, are included in a separate section of this Report.

Supplementary Data: Selected Consolidated Quarterly Data

The following table presents our unaudited consolidated statements of operations data for each of the eight quarters in the period ended December 31, 2001. In our opinion, this information has been presented on the same basis as the audited consolidated financial statements included in a separate section of this report, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and related notes. The operating results for any quarter should not be relied upon as necessarily indicative of results for any future period. We expect our quarterly operating results to fluctuate in future periods due to a variety of reasons, including those discussed in "Business Risks".

	Quarter Ended							
	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
	(in thousands, except per share data)							
Net revenues:								
Product revenues	$ 61,813	$ 102,076	$ 162,365	$ 149,062	$ 79,929	$ 52,897	$ 65,163	$ 60,629
License revenues	501	1,110	1,356	11,978	6,369	9,818	9,034	10,191
Total net revenues	$ 62,314	$ 103,186	$ 163,721	$ 161,040	$ 86,298	$ 62,715	$ 74,197	$ 70,820
Gross profit (loss)	$ 25,839	$ 46,102	$ 73,635	$ 80,546	$ 28,940	$ 24,678	$ (18,042)	$ 10,293
Income (loss) from operations	$ 10,497	$ 27,365	$ 49,222	$ 50,658	$ 5,502	$ 437	$ (44,032)	$ (15,687)
Net income (loss)	$ 9,644	$ 22,536	$ 36,266	$ 37,302	$ 5,444	$ 1,127	$ (26,482)	$ (9,085)
Net income (loss) per share-basic	$ 0.13	$ 0.25	$ 0.41	$ 0.41	$ 0.06	$ 0.01	$ (0.29)	$ (0.10)
Net income (loss) per share-diluted	$ 0.11	$ 0.24	$ 0.37	$ 0.39	$ 0.06	$ 0.01	$ (0.29)	$ (0.10)

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this item will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Shareholders under the captions "Election of Directors - Nominees," and "Security Ownership of Certain Beneficial Owners and Management - Compliance with the Reporting Requirement of Section 16(a)," and is incorporated by reference into this report. The information relating to our executive officers and directors is contained in Part I, Item 1 of this report.

Item 11. Executive Compensation

The information required by this item will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Shareholders under the caption "Executive Compensation," and is incorporated by reference into this report.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this item will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Shareholders under the caption "Security Ownership of Certain Beneficial Owners and Management," and is incorporated by reference into this report.

Item 13. Certain Relationships and Related Transactions

The information required by this item will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Shareholders under the caption "Certain Transactions," and is incorporated by reference into this report. Please also see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Related Party Transactions."

PART IV

Item 14. Exhibits, Financial Statement Schedule, and Reports on Form 8-K.

(a) (1) Consolidated Financial Statements. The index to the consolidated financial statements is found on page 44 of this Report.

(2) Financial Statement Schedule. Financial statement schedule Number II is included.

(3) Exhibits. See Exhibit Index in part (c) below.

(b) Reports on Form 8-K. None.

(c) Index to Exhibits.

Exhibit Number	Description of Document
3.1 (1)	Bylaws of SST.
3.2 (2)	Restated Articles of Incorporation of SST, dated November 3, 1995.
3.3 (3)	Certificate of Amendment of the Restated Articles of Incorporation of SST, dated June 30, 2000.
3.4 (4)	Certificate of Designation of Series A Junior Participating Preferred Stock.
4.1	Reference is made to Exhibits 3.1 to 3.4.
4.2 (5)	Specimen Stock Certificate of SST.
4.3 (6)	Rights Agreement between SST and American Stock Transfer and Trust Co., dated May 4, 1999.
4.4 (7)	Amendment No. 1 to Rights Agreement between SST and American Stock Transfer and Trust Co., dated October 28, 2000.
10.1 (8)	Equity Incentive Plan and related agreements.
10.2 (9)	Employee Stock Purchase Plan.
10.3 (10)	1995 Non-Employee Director's Stock Option Plan.
10.4 (11)	Profit Sharing Plan.
10.5 (12)	Lease Agreement between SST and Sonora Court Properties, dated May 4, 1993, as amended.
10.6 (13)	Lease Agreement between SST and Coast Properties, dated May 4, 1995, as amended.
10.7 (14)	License Agreement between SST and Taiwan Semiconductor Manufacturing Co., Ltd., dated February 26, 1997.
10.8 (15)	Lease amendment, dated March 4, 1998, between SST and Sonora Court Properties.
10.9 (16)	Lease Amendment, dated March 4, 1998, between SST and Coast Properties.
10.10 (17)	Loan and Security Agreement between SST and Foothill Capital Corporation, dated September 22, 1998.

10.11 (18)	0.25 Micron Agreement between SST and Motorola, Inc., dated May 5, 1999.
10.12 (19)	Loan and Security Agreement amendment between SST and Foothill Capital Corporation, dated September 30, 1999.
10.13 (20)	Second Amendment to Lease, dated September 13, 1999, between SST and Coast Properties.
10.14 (21)	Lease Agreement between SST and Bhupinder S. Lehga and Rupinder K. Lehga, dated November 15, 1999.
10.15 (22)	Lease Agreement between SST and The Irvine Company, dated November 22, 1999.
10.16	Amendment Number Three to Loan and Security Agreement, dated January 20, 2000.
10.17 (23)	Sunnyvale Industrials Net Lease Agreement, dated June 26, 2000.
10.18 (24)	Amendment Number Six to Loan and Security Agreement, dated February 8, 2001.
10.19 (25)	Amendment Number Seven to Loan and Security Agreement, dated August 6, 2001.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants.

---

(1) Filed as Exhibit 3.2 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein.

(2) Filed as Exhibit 3.4 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein.

(3) Filed as Exhibit 3.5 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed on August 7, 2000, and incorporated by reference herein.

(4) Filed as Exhibit 99.3 to our Current Report on Form 8-K filed on May 18, 1999, and incorporated by reference herein.

(5) Filed as Exhibit 4.2 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein.

(6) Filed as Exhibit 99.2 to our Current Report on Form 8-K filed on May 18, 1999, and incorporated by reference herein.

(7) Filed as Exhibit 3.6 to our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, filed on March 30, 2001, and incorporated by reference herein.

(8) Filed as the like-numbered Exhibit to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein. Filed as amended as Exhibit 99.1 to our Registration Statement on Form S-8, File No. 333-70620, filed on October 1, 2001, and incorporated by reference herein.

(9) Filed as Exhibit 10.3 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein.

(10) Filed as Exhibit 10.4 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on

October 5, 1995, and incorporated by reference herein.

(11) Filed as Exhibit 10.5 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein.

(12) Filed as Exhibit 10.6 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein.

(13) Filed as Exhibit 10.7 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein.

(14) Filed as Exhibit 10.16 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed on May 15, 1997, and incorporated by reference herein.

(15) Filed as Exhibit 10.17 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed on August 14, 1998, and incorporated by reference herein.

(16) Filed as Exhibit 10.18 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed on August 14, 1998, and incorporated by reference herein.

(17) Filed as Exhibit 10.19 to our Annual Report on Form 10-K for the year ended December 31, 1998, filed on March 30, 1999, and incorporated by reference herein.

(18) Filed as Exhibit 10.21 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, as amended, filed on August 16, 1999, and incorporated by reference herein.

(19) Filed as Exhibit 10.22 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, filed on November 15, 1999, and incorporated by reference herein.

(20) Filed as Exhibit 10.23 to our Annual Report on Form 10-K for the year ended December 31, 1999, as amended, filed on February 24, 2000, and incorporated by reference herein.

(21) Filed as Exhibit 10.24 to our Annual Report on Form 10-K for the year ended December 31, 1999, as amended, filed on February 24, 2000, and incorporated by reference herein.

(22) Filed as Exhibit 10.25 to our Annual Report on Form 10-K for the year ended December 31, 1999, as amended, filed on February 24, 2000, and incorporated by reference herein.

(23) Filed as Exhibit 10.28 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed on August 7, 2000, and incorporated by reference herein.

(24) Filed as Exhibit 10.31 to our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, filed on March 30, 2001, and incorporated by reference herein.

(25) Filed as Exhibit 10.32 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, as amended, filed on November 13, 2001, and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, County of Santa Clara, State of California, on the 29th day of March, 2002.

SILICON STORAGE TECHNOLOGY, INC.

By: /s/ BING YEH
Bing Yeh
President and Chief Executive Officer
(Principle Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ BING YEH Bing Yeh	President, Chief Executive Officer and Director (Principal Executive Officer)	March 29, 2002
/s/ JEFFREY L. GARON Jeffrey L. Garon	Vice President Finance & Administration, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	March 29, 2002
/s/ YAW WEN HU Yaw Wen Hu	Senior Vice President, Operations and Process Development and Director	March 29, 2002
/s/ TSUYOSHI TAIRA Tsuyoshi Taira	Director	March 29, 2002
/s/ RONALD CHWANG Ronald Chwang	Director	March 29, 2002
/s/ YASUSHI CHIKAGAMI Yasushi Chikagami	Director	March 29, 2002

SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Item	Page
Report of Independent Accountants	45
Consolidated Balance Sheets	46
Consolidated Statements of Operations	47
Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)	48
Consolidated Statements of Cash Flows	49
Notes to Consolidated Financial Statements	50
Schedule II	70

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Silicon Storage Technology, Inc.

In our opinion, the consolidated statements listed in the accompanying index present fairly, in all material respects, the financial position of Silicon Storage Technology, Inc. and its Subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP

San Jose, California
January 20, 2002, except for Note 4,
which is as of February 28, 2002.

SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2000	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 109,086	$ 93,598
Short-term available-for-sale investments	139,963	71,666
Trade accounts receivable-unrelated parties, net of allowance for doubtful accounts of $783 in 2000 and $2,814 in 2001	106,258	19,874
Trade accounts receivable-related parties	20,000	20,796
Inventories	73,290	108,224
Deferred tax asset	9,491	24,115
Other current assets	14,835	11,839
Total current assets	472,923	350,112
Equipment, furniture and fixtures, net	16,874	22,006
Equity investments	19,369	67,007
Long-term available-for-sale investments	--	1,299
Deferred tax asset	--	5,239
Other assets	3,424	1,097
Total assets	$ 512,590	$ 446,760
LIABILITIES		
Current liabilities:		
Notes payable, current portion	$ --	$ 316
Trade accounts payable-unrelated parties	39,184	24,098
Trade accounts payable-related parties	7,339	7,253
Accrued expenses and other liabilities	33,879	16,390
Deferred revenue	15,274	5,499
Total current liabilities	95,676	53,556
Other liabilities	279	1,793
Total liabilities	95,955	55,349
Commitments (Note 5) and Contingencies (Note 6).		
SHAREHOLDERS' EQUITY		
Preferred Stock, no par value		
Authorized: 7,000 shares		
Series A Junior Participating Preferred Stock, no par value		
Designated: 450 shares		
Issued and outstanding: none	--	--
Common stock, no par value:		
Authorized: 250,000 shares		
Issued and outstanding: 90,118 shares in 2000 and 91,585 shares in 2001	330,310	333,989
Accumulated other comprehensive income	132	225
Retained earnings	86,193	57,197
Total shareholders' equity	416,635	391,411
Total liabilities and shareholders' equity	$ 512,590	$ 446,760

The accompanying notes are an integral part of these consolidated financial statements.

SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year ended December 31,		
	1999	2000	2001
Net revenues:			
Product revenues - unrelated parties	$ 99,769	$ 408,708	$ 168,593
Product revenues - related parties	18,473	66,608	90,025
License revenues	6,552	14,945	35,412
Total net revenues	124,794	490,261	294,030
Cost of revenues	94,652	264,139	248,161
Gross profit	30,142	226,122	45,869
Operating expenses:			
Research and development	18,199	41,535	50,380
Sales and marketing	10,576	27,968	26,794
General and administrative	3,800	14,966	17,855
Other	2,011	3,911	4,620
Total operating expenses	34,586	88,380	99,649
Income (loss) from operations	(4,444)	137,742	(53,780)
Interest and other income	730	10,510	7,350
Interest expense	(214)	(691)	(338)
Income (loss) before provision for (benefit from) income taxes	(3,928)	147,561	(46,768)
Provision for (benefit from) income taxes	88	41,813	(17,772)
Net income (loss)	$ (4,016)	$ 105,748	$ (28,996)
Net income (loss) per share - basic	$ (0.06)	$ 1.23	$ (0.32)
Net income (loss) per share - diluted	$ (0.06)	$ 1.13	$ (0.32)

The accompanying notes are an integral part of these consolidated financial statements.

SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Common Stock		Deferred Stock Compensation	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total
	Shares	Amount				
Balances, December 31, 1998	69,258	$ 53,601	$ (32)	$ (15,539)	$ --	$ 38,030
Issuance of shares for acquisition of Linvex Technology Corporation	2,685	5,146	--	--	--	5,146
Issuance of shares of common stock under employees' stock purchase and option plans	2,895	1,823	--	--	--	1,823
Amortization of deferred stock ompensation	--	--	32	--	--	32
Net loss and comprehensive loss	--	--	--	(4,016)	--	(4,016)
Balances, December 31, 1999	74,838	60,570	--	(19,555)	--	41,015
Issuance of shares of common stock upon secondary offering and private placement, net of offering costs of $1,099	12,579	253,729	--	--	--	253,729
Issuance of shares of common stock under employees' stock purchase and option plans	2,701	3,782	--	--	--	3,782
Tax benefit from exercise of stock options	--	12,229	--	--	--	12,229
Net income	--	--	--	105,748	--	
Unrealized gain on available for sale securities, net of tax	--	--	--	--	132	
Comprehensive income	--	--	--	--	--	105,880
Balances, December 31, 2000	90,118	330,310	--	86,193	132	416,635
Issuance of shares of common stock under employees' stock purchase and option plans	1,467	3,679	--	--	--	3,679
Net loss	--	--	--	(28,996)	--	
Unrealized gain on available for sale securities, net of tax	--	--	--	--	93	
Comprehensive loss	--	--	--	--	--	(28,903)
Balances, December 31, 2001	91,585	$ 333,989	$ --	$ 57,197	$ 225	$ 391,411

The accompanying notes are an integral part of these consolidated financial statements.

SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31, 1999	2000	2001
Cash flows from operating activities:			
Net income (loss)	$ (4,016)	$ 105,748	$ (28,996)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	4,613	6,218	9,799
Provision for doubtful accounts receivable	32	477	2,251
Provision for sales returns	144	8,166	32,227
Provision for excess and obsolete inventories and write down of inventory to market	3,293	4,261	73,932
Amortization of deferred stock compensation	32	--	--
(Gain) loss on sale of equipment	3	(62)	72
Deferred income taxes	--	(8,994)	(19,863)
Purchased in-process research and development	2,011	3,911	--
Other operating expenses	--	--	4,620
Tax benefit from employee stock plans	--	12,229	--
Changes in operating assets and liabilities: (in 1999 and 2000, net of effects of acquisitions)			
Accounts receivable from unrelated parties	(23,889)	(81,616)	55,109
Accounts receivable from related parties	(2,735)	(14,427)	(3,999)
Inventories	(24,662)	(47,785)	(108,866)
Other current and noncurrent assets	(321)	(11,646)	3,355
Trade accounts payable to unrelated parties	8,385	19,977	(15,086)
Trade accounts payable to related parties	--	7,339	(86)
Accrued expenses and other liabilities	(881)	28,538	(17,226)
Deferred revenue	2,205	11,130	(9,775)
Net cash provided by (used in) operating activities	(35,786)	43,464	(22,532)
Cash flows from investing activities:			
Restricted cash	--	--	12,490
Repayment of restricted cash	--	--	(12,490)
Acquisition of equipment, furniture and fixtures	(7,928)	(10,745)	(13,625)
Proceeds from sale of equipment	--	62	--
Purchases of available-for-sale investments	--	(147,550)	(166,538)
Sales and maturities of available-for-sale investments	851	7,719	234,928
Investment in equity securities	--	(18,429)	(52,211)
Cash acquired (used in) in acquisition	110	(4,154)	(498)
Net cash provided by (used in) investing activities	(6,967)	(173,097)	2,056
Cash flows from financing activities:			
Borrowings	42,150	39,750	1,800
Repayments	(22,863)	(59,674)	(261)
Issuance of shares of common stock	1,823	257,511	3,679
Other	(141)	(91)	(230)
Net cash provided by financing activities	20,969	237,496	4,988
Net increase (decrease) in cash and cash equivalents	(21,784)	107,863	(15,488)
Cash and cash equivalents at beginning of year	23,007	1,223	109,086
Cash and cash equivalents at end of year	$ 1,223	$ 109,086	$ 93,598
Supplemental disclosure of cash flow information:			
Cash received for interest	$ --	$ 3,844	$ 8,760
Cash paid for interest	$ 213	$ 691	$ 356
Net cash paid (received) for income taxes	$ (1,652)	$ 24,513	$ 12,965
Common stock issued in relation to the acquisition of Linvex	$ 5,146	$ --	$ --
Write-off of fully depreciated equipment, furniture and fixtures	$ 11,847	$ --	$ --

The accompanying notes are an integral part of these consolidated financial statements.

SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations:

Silicon Storage Technology, Inc. ("SST" or "us" or "we") supplies flash memory semiconductor devices for digital consumer, networking, wireless communications and Internet computing markets. Flash memory is nonvolatile memory that does not lose data when the power source is removed and is capable of electronically erasing selected blocks of data. We license our SuperFlash technology to other companies for non-competing applications. Our products are used in personal computers, personal computer peripheral devices, consumer electronics and communications devices. Our products are sold to manufacturers located primarily in Asia.

Use of Estimates in Preparation of the Financial Statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks, Uncertainties and Concentrations:

Our sales are concentrated in the nonvolatile memory class of the semiconductor memory industry, which is highly competitive and rapidly changing. Significant technological changes in the industry, changes in customer requirements, changes in product costs and selling prices, or the emergence of competitor products with new capabilities or technologies could affect our operating results adversely. We currently buy all wafers and die, an integral component of our products, from outside suppliers and we are dependent on third party subcontractors to assemble and test our products. Failure by these suppliers to satisfy our requirements on a timely basis at competitive prices could cause us to suffer manufacturing delays, a possible loss of revenues, or higher than anticipated costs of revenues any of which could severely adversely affect operating results.

Since March 2001, we have been out-sourcing our end customer service logistics in Taiwan to Silicon Professional Technology Ltd., or SPT. SPT is a wholly-owned subsidiary of one of our stocking representatives in Taiwan, Professional Computer Technology Limited, or PCT, and provides planning, warehousing, delivery, billing, collection and other logistic functions for us in Taiwan. SPT now services substantially all of our customers based in Taiwan and selected customers throughout Asia. Products shipped to SPT are accounted for as consigned inventory, and revenue is recognized when the products have been sold to end customers by SPT. For the year ended December 31, 2001, SPT and PCT serviced customer sales that accounted for 30.3% and 2.1% of our net product revenues recognized. Further description of our relationships with PCT and SPT is in Note 12 of these Notes to the Consolidated Financial Statements.

We ship products to, and have accounts receivable from, original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, contract electronic manufacturers, or CEMs, stocking representatives, domestic distributors, and our logistics center. Our stocking representatives, domestic distributors and logistics center reship our products to our end customers, including OEMs, ODMs, CEMs and end users. In 1999, Actron Technology Co., Ltd., or Actron, a stocking representative, represented 12.4% of our net product revenues. No stocking representative or domestic distributor serviced more than 10.0% of our customer sales in 2000 or 2001. Our stocking representatives, distributors and logistics center could discontinue their relationship with us or discontinue selling our products at any time. The loss of our relationship with any of our stocking representatives, distributors or our logistics center could harm our operating results by impairing our ability to sell our products to our end customers.

We derived 80.8%, 77.6% and 80.7% of our net product revenues from Asia during 1999, 2000 and 2001, respectively. Additionally, substantially all of our wafer suppliers and packaging and testing subcontractors are located in Asia. Any kind of economic, political or environmental instability in this region of the world can have a severe negative impact on our operating results due to the large concentration of our production and sales activities in this region.

It should be noted that we may be greatly impacted by the political, economic and military conditions in Taiwan. Taiwan and China are continuously engaged in political disputes and both countries continue to conduct military exercises in or near the other's territorial waters and airspace. Such disputes may continue and even escalate, resulting in an economic embargo, a disruption in shipping or even military hostilities. This could severely harm our business by interrupting or delaying production or shipment of our product. Any kind of activity of this nature or even rumors of such activity could severely and negatively impact our operations, revenues, operating results, and stock price.

Our corporate headquarters are located in California near major earthquake faults. In addition, some of our suppliers are located near fault lines. In the event of a major earthquake or other natural disaster near our headquarters, our operations could be harmed. Similarly, a major earthquake or other natural disaster, such as a typhoon, near one or more of our major suppliers, like the earthquake in September 1999 or the typhoon in September 2001 that occurred in Taiwan, could potentially disrupt the operations of those suppliers, which could then limit the supply of our products and harm our business.

Basis of Consolidation:

The consolidated financial statements include the accounts of SST and our wholly-owned subsidiaries after elimination of inter-company balances and transactions. The functional currency of SST and its subsidiaries is the United States dollar.

Foreign Currency Transactions:

Monetary accounts maintained in currencies other than the United States dollar are re-measured using the foreign exchange rate at the balance sheet date. Operations accounts and non-monetary balance sheet accounts are measured and recorded at the rate reported in current operations. The effect of foreign currency re-measurement was not significant in fiscal years 1999, 2000 or 2001.

Financial Instruments:

Cash equivalents are highly liquid investments with original or remaining maturities of three months or less as of the dates of purchase. Highly liquid investments included in cash equivalents are classified as available for sale and are carried at cost, which approximates fair value. Cash equivalents present insignificant risk of changes in value because of interest rate changes. We maintain substantially all of our cash balances with three major financial and/or brokerage institutions domiciled in the United States and we have not experienced any material losses relating to these investment instruments.

Short-term investments, which are comprised of federal, state and municipal government obligations and foreign and public corporate debt securities, are classified as available-for-sale and carried at fair value, based on quoted market prices, with the unrealized gains or losses, net of tax, reported in shareholders' equity as other comprehensive income. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, both of which are included in interest income. Realized gains and losses are recorded on the specific identification method. Realized gains and losses were not material in 1999, 2000, and 2001.

The carrying amounts reported for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are considered to approximate fair values based upon the short maturities of those financial instruments. The carrying amount of borrowing under the line of credit is also considered to approximate fair value as the interest rate on the borrowing adjusts to the bank's reference rate. The fair value of marketable securities is in Note 2 of these Notes to the Consolidated Financial Statements.

Financial instruments that potentially subject us to concentrations of credit risks comprise, principally, cash, cash equivalents, investments and trade accounts receivable. We invest our excess cash in accordance with our investment policy, which has been approved by our Board of Directors and reviewed periodically. We perform credit evaluations of new customers and require those without positive, established histories to pay in advance, upon delivery or through letters of credit. Otherwise, we do not require collateral of our customers, and maintain allowances for potential credit losses which have historically not been material. As of December 31, 2000, no customer exceeded 10% of our accounts receivable. One account, SPT, a related party, refer to Note 12 of these Notes to the Consolidated Financial Statements, represented 48.8% and another customer, Actron, represented 21.9% of our accounts receivable as of December 31, 2001.

We have acquired interests in Japanese and Taiwanese companies and a Cayman Islands company operating in China (see Note 12 of these Notes to the Consolidated Financial Statements). As these companies are privately held, it was not practicable to estimate the fair value of the investments in the issued untraded common stock. Investments in privately held companies are included in "Equity investments" in the balance sheet and are carried at their original cost and when a decline in value is other than temporary the securities are reduced to their estimated fair value. An investment in King Yuan Electronics Company, Limited, or KYE, a Taiwanese company that completed an initial public offering during 2001, has been included in "Long-term available-for-sale investments," and we have recorded the investment at fair market value, with unrealized gains and losses reported as a separate component of shareholders' equity. If a loss is other than temporary, it is reported as an "Other operating expense." Dividends and other distributions of earnings from the investees, if any, are included in other income when declared.

Inventories:

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market value. We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. The value of our inventory is dependent on our estimate of future average selling prices, and, if our projected average selling prices are over estimated, we may be required to adjust our inventory value to reflect the lower of cost or market. Due to the large number of units in our inventory, even a small change in average selling prices could result in a significant adjustment and have a significant impact on our financial position and results of operations. Our inventories include high technology parts and components that are specialized in nature or subject to rapid technological obsolescence. While we have programs to minimize the required inventories on hand and we consider technological obsolescence when estimating allowances for potentially excess and obsolete inventories and those required to reduce recorded amounts to market values, it is reasonably possible that such estimates could change in the near term. Such changes in estimate could have a significant impact on our financial position and results of operations.

Inventory valuation adjustment to cost of sales amounted to $3.3 million in 1999, $4.3 million in 2000 and $72.2 million in 2001. In 2001, $24.5 million of the adjustment related to lower of cost or market with the balance due to excess or obsolete inventory.

Equipment, Furniture and Fixtures:

Equipment, furniture and fixtures are stated at cost and depreciated using the straight-line method over estimated useful lives of three to seven years (see Note 3 of these Notes to these Consolidated Financial Statements).

Intangible Assets:

Intangible assets include technology acquired in acquisitions and technology acquired under licensing arrangements. These amounts are included in other assets and amortized over estimated lives of three years to five years.

Long-Lived Assets:

Long-lived assets include equipment, furniture and fixtures, privately held equity investments and intangible assets. Whenever events or changes in circumstances indicate that the carrying amounts of long-lived assets may not be recoverable, we estimate the future cash flows, undiscounted and without interest charges, expected to result from the use of those assets and their eventual cash position. If the sum of the expected future cash flows is less then the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Warranties:

Our products are generally subject to warranty and we provide for the estimated future costs of repair, replacement or customer accommodation upon shipment of the product in the accompanying statements of operations.

Revenue Recognition:

Sales to direct customers and foreign stocking representatives are recognized upon shipment of product net of an allowance for estimated returns. When product is shipped to direct customers or stocking representatives, or by our distributors or SPT to end users, prior to recognizing revenue, we also require evidence of the arrangement, the price is fixed or determinable and collection is reasonably assured. Sales to distributors are made primarily under arrangements allowing price protection and the right of stock rotation on merchandise unsold. Because of the uncertainty associated with pricing concessions and future returns, we defer recognition of such revenues, related costs of revenues and related gross profit until the merchandise is sold by the distributor. Product shipped to SPT is accounted for as consigned inventory and revenue is recognized when the product has been sold by SPT.

For license and other arrangements for technology that we are continuing to enhance and refine and under which we are obligated to provide unspecified enhancements, revenue is recognized over the lesser of the estimated period that we have historically enhanced and developed refinements to the technology, approximately one to two years (the upgrade period), or the remaining portion of the upgrade period from the date of delivery, provided all specified technology and documentation has been delivered, the fee is fixed or determinable and collection of the fee is reasonably assured. From time to time, we reexamine the estimated upgrade period relating to licensed technology to determine if a change in the estimated upgrade period is needed. Revenue from license or other technology arrangements where we are not continuing to enhance and refine technology or are not obligated to provide unspecified enhancements is recognized upon delivery, if the fee is fixed or determinable and collection of the fee is reasonably assured.

Royalties received under these arrangements during the upgrade period are recognized as revenue based on the ratio of the elapsed portion of the upgrade period to the estimated upgrade period. The remaining portions of the royalties are recognized ratably over the remaining portion of the upgrade period. Royalties received after the upgrade period has elapsed are recognized when reported to us, which generally coincides with the receipt of payment.

Research and Development:

Research and development expenses are charged to operations as incurred.

Income Taxes:

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Computation of Net Income (Loss) Per Share:

We have computed and presented net income (loss) per share under two methods, basic and diluted. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the sum of the weighted average number of common shares outstanding and potential common shares (when dilutive).

Stock Compensation:

We account for stock-based compensation using the intrinsic value method. We calculate the fair value of stock-based compensation and disclose the pro forma impact of the value on net income (loss) and net income (loss) per share in Note 7 of these Notes to the Consolidated Financial Statements.

Comprehensive Income (Loss):

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) includes unrealized gains and losses on marketable securities, net of tax. Other comprehensive gain (loss) is presented in the statement of shareholders' equity and comprehensive income (loss).

Recent Accounting Pronouncements:

In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivatives and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In July 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date until the first fiscal year beginning after June 15, 2000. In June 2000, the FASB issued SFAS Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of SFAS 133." SFAS No. 138 amends certain terms and conditions of SFAS 133. SFAS 133 requires that all derivative instruments be recognized at fair value as either assets or liabilities in the statement of financial position. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. We adopted SFAS No. 133, as amended, in our quarter ending March 31, 2001. We do not hold and have not held any derivative instruments, and accordingly, the adoption of SFAS No. 133 did not have a material impact on our financial statements.

In July 2001, the FASB issued SFAS No. 141, “Business Combinations.” SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. We believe the adoption of SFAS No. 141 to date has not had a significant impact on our financial statements.

In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. We believe the adoption of SFAS No. 142 will not have a significant impact on our financial position and results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Division of a Business." SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed of by sale and requires the measurement to be at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We believe the adoption of SFAS No. 144 will not have a significant impact on our financial statements.

2. Marketable Securities:

The fair value of marketable securities as of December 31, 2001 were as follows (in thousands):

	Amortized Cost	Unrealized Gain	Fair Value
Corporate bonds and notes	$ 56,988	$ 59	$ 57,047
Foreign bonds and notes	5,418	49	5,467
Foreign listed equity securities	1,299	--	1,299
Government bonds and notes	58,944	255	59,199
Total bonds and notes	$ 122,649	$ 363	123,012
Less amounts classified as cash equivalents			(50,047)
Total short and long-term marketable securities			$ 72,965

Contractual maturity dates for investments in bonds and notes:	
Less than 1 year	$ 71,666

The unrealized gain as of December 31, 2001 is recorded in accumulated other comprehensive income, net of tax of $138,000.

The fair value of marketable securities as of December 31, 2000 were as follows (in thousands):

	Amortized Cost	Unrealized Gain (Loss)	Fair Value
Corporate bonds and notes	$ 69,155	$ (20)	$ 69,135
Government bonds and notes	141,523	152	141,675
Total bonds and notes	$ 210,678	$ 132	210,810
Less amounts classified as cash equivalents			(70,847)
Total short-term marketable securities			$ 139,963

At December 31, 2000 the contractual maturity for all investments was less than one year. Available-for-sale securities are carried at fair value. Gross unrealized gains of approximately $152,000 were netted against gross unrealized losses of approximately $20,000.

3. Balance Sheet Detail (in thousands):

Inventories comprise:

	December 31, 2000	December 31, 2001
Raw materials	$ 29,025	$ 65,518
Work in process	17,631	4,971
Finished goods	26,634	33,968
Consigned inventory	--	3,767
	$ 73,290	$ 108,224

Equipment, furniture and fixtures comprise:

	December 31, 2000	December 31, 2001	Estimated Useful Lives
Equipment	$ 13,389	$ 14,998	Four years
Design hardware	4,234	6,939	Three years
Software	5,781	7,334	Three years
Furniture and fixtures	2,269	9,951	Seven years
	25,673	39,222	
Less accumulated depreciation	9,906	17,790	
	15,767	21,432	
Construction in progress	1,107	574	
	$ 16,874	$ 22,006	

Depreciation expense was $3,676,000, $5,016,000 and $8,436,000 for 1999, 2000 and 2001, respectively. Construction in progress in 2000 relates primarily to software and consulting costs incurred to implement our data-warehouse and our supply chain management system and in 2001 relates primarily to our supply chain management system. These costs will be depreciated over three years beginning during the month that each system is fully functional. The data-warehouse was functional by the end of 2001, and we expect the supply chain management system to be functional by the end of 2002. The estimated useful life of software purchased after December 31, 1999 is three years (as compared to the four year life previously used) to more accurately reflect our actual replacement rate of software.

Accrued liabilities comprise:

	December 31, 2000	December 31, 2001
Accrued compensation and related	$ 14,509	$ 4,372
Accrued income tax payable	11,292	434
Accrued liabilities-related parties	356	764
Accrued warranty	357	2,883
Other accrued liabilities	7,365	7,937
	$ 33,879	$ 16,390

4. Line of Credit:

As of December 31, 2001 we had no borrowing on our line of credit of up to $35.0 million. Under the agreement, our borrowing is limited to 80.0% of eligible world-wide accounts receivable, and is also reduced by any letters of credit issued under our line of credit. As of December 31, 2001, there was approximately $3.6 million outstanding in letters of credit and $2.3 million available under this line. The line bears interest at a rate of the bank's reference rate plus 0.5% (6.0% at December 31, 2001), with a minimum interest rate of 6.0%. Under the agreement, we are required to comply with certain covenants including maintaining a specified level of tangible net worth and we are not permitted to pay a dividend. While we maintained the specified level of tangible net worth, we were in default of certain other covenants and reporting obligations. On February 28, 2002 the lender granted a waiver of these defaults and has also waived future compliance with certain covenants and reporting obligations, subject to certain conditions, through the maturity of the line of credit in September 2002. We must pay an unused line fee at the annual rate of one quarter of one percent on the unused portion.

5. Commitments:

We lease our corporate facilities under non-cancelable operating leases that expire in 2002, 2005 and 2010. The leases require escalating monthly payments over their terms and, therefore, periodic rent expense is being recognized on a straight-line basis. Under the terms of the leases, we are responsible for maintenance costs, including real property taxes, utilities and other costs. Rent expense was $1,107,000, $2,060,000 and $5,334,000 in 1999, 2000 and 2001, respectively.

Future minimum rental payments at December 31, 2001 are as follows (in thousands):

2002	$	4,869
2003		4,980
2004		5,131
2005		3,563
2006		2,434
Thereafter		8,471
	$	29,448

Purchase Commitments:

In December 2000, we committed, subject to certain business conditions, to prepay $50.0 million to a vendor in 2001 to secure increased wafer capacity in 2002 and 2003. In the second quarter of 2001, in response to weakening product demand and economic conditions, we renegotiated the commitment to defer the payment to 2002. As of December 31, 2001, we had prepaid a total of $5.0 million towards this commitment, which is included in other current assets on the balance sheet. In addition, we had outstanding purchase commitments with our foundry vendors of approximately $10.3 million for delivery in 2002.

6. Contingencies:

On January 3, 1996, Atmel Corporation sued us in the U.S. District Court for the Northern District of California. Atmel's complaint alleged that we willfully infringe five U.S. patents owned by or exclusively licensed to Atmel. Atmel later amended its complaint to allege infringement of a sixth patent. Regarding each of these six patents, Atmel sought a judgment that we infringe the patent, an injunction prohibiting future infringement, and treble damages, as well as attorney's fees and expenses.

On two of the six patents, the District Court ruled by summary judgment that we did not infringe. Two of the other patents were invalidated by another U.S. District Court in a proceeding to which we were not a party, but this decision was later reversed by the Federal Circuit Court of Appeals. At this point, three patents remain at issue in Atmel's District Court case against us: the '811, the '829 and the '903.

On February 17, 1997, Atmel filed an action with the International Trade Commission, or ITC, against two suppliers of our parts, involving four of the six patents that Atmel alleged that we infringed in the District Court case above. We intervened as a party to that investigation. Pursuant to indemnification agreements with these suppliers, we were obligated to indemnify both to the extent provided in those agreements. As more fully described below, the settlement with Winbond terminated our indemnity obligations to that company.

As to one of these four patents, Atmel's claims were withdrawn because of the summary judgment granted by the District Court, as described above. On October 16, 2000, the ITC found U.S. Patent No. 4,451,903 ("the '903 patent") valid and infringed, and ruled that we could not import into the United States certain products that use the claimed circuit made by one of our suppliers. The ITC also ruled that we do not infringe the two other patents at issue ("the '811 and '829 patents"). We appealed from the Limited Exclusion Order, and in August, 2001 the Court of Appeals for the Federal Circuit issued an opinion giving its reasons for denying that appeal. The '903 patent and the ITC's Limited Exclusion Order expired on September 14, 2001.

In the District Court case, in April 2001, Atmel filed motions for summary judgment on the '811 and '829 patents as well as the '903 patent. On May 11, 2001 we filed our opposition papers with the court and filed motions for summary judgment that the '903 patent is invalid. The trial court denied Atmel's motion for summary judgment and our motion for summary judgment. After the decision of the Federal Circuit was rendered, we re-noticed our motion for summary judgment that the '903 patent was invalid. We also filed two motions for sanctions for alleged discovery abuse. The trial court granted one of our sanctions motions and denied the other. Our motion for summary judgment to invalidate the '903 patent has been submitted and no decision has been reached. Atmel has filed a counter motion for summary judgment that the '903 patent is valid. We anticipate that the court will issue a ruling on both motions before trial. On January 14, 2002 the court in *Atmel Corp. v. Macronix America, Inc.* (N.D. Cal. C97-02920 DLJ) denied Atmel's motion to correct another one of the patents Atmel has asserted against us ("the '747 patent"). We intervened as a party in the Macronix case for purposes of opposing that motion. As a result of that decision, Atmel has publicly stated that it will withdraw its claims against us based on the '747 patent. The trial court has scheduled a trial date on all issues to begin on April 8, 2002.

On October 1, 2000, we announced a settlement in our lawsuit with Winbond Electronics of Taiwan. We filed a lawsuit against Winbond in July 1998 in the U.S. District Court in San Jose, California pursuant to the termination of our SuperFlash technology licensing agreement with Winbond. As part of the settlement, Winbond agreed to a consent judgment and will not contest the validity and appropriateness of SST's termination of the licensing agreement in June 1998. This settlement concludes all litigation between us and Winbond. We received $10.4 million and $20.0 million in license fees during 2000 and 2001, respectively, as part of this settlement.

From time to time, we are also involved in other legal actions arising in the ordinary course of business. While we have accrued certain amounts for the estimated legal costs associated with defending these matters, there can be no assurance the Atmel complaint or other third party assertions will be resolved without costly litigation, in a manner that is not adverse to our financial position, results of operations or cash flows or without requiring royalty payments in the future which may adversely impact gross margins. No estimate can be made of the possible loss or possible range of loss associated with the resolution of these contingencies.

7. Shareholders' Equity:

Stock Purchase Plan:

In September 2001, our board of directors authorized the purchase of an aggregate of up to $15.0 million of our common stock. The purchases may be made in the open market at prevailing market prices or in negotiated transactions off the market, subject to compliance with applicable provisions of the California Corporation Code and in accordance with applicable federal and state securities laws and regulations. The stock purchase program will continue until September 30, 2002 unless earlier revoked by our board of directors. As of December 31, 2001, no shares had been purchased under this program.

Authorized Capital Shares:

Our authorized capital shares consist of 250,000,000 shares of common stock and 7,000,000 shares of preferred stock. Of the preferred stock, 450,000 shares has been designated as series A junior participating preferred stock. All of our capital shares have no par value.

Share Purchase Rights Plan:

We have a Share Purchase Rights Plan, adopted in May 1999 and subsequently amended, in which preferred stock rights were distributed as a rights dividend at a rate of one right for each share of common stock held as of the close of business on May 27, 1999. Preferred stock rights will also be issued with any new issuance of common shares. Each Right entitles the registered holder under certain circumstances to purchase from us one three-hundredth (one-third of one one-hundredth) of a share of series A junior participating preferred stock. Until the occurrence of certain events the preferred stock rights will be transferable with and only with the Common Shares. The effect will be to discourage acquisitions of more than 15 percent of our common stock without negotiations with the Board of Directors. The rights expire May 3, 2009.

Net Income (Loss) Per Share:

A reconciliation of the numerator and the denominator of basic and diluted net income (loss) per share are as follows:

	Year ended December 31,		
	1999	2000	2001
Numerator - Basic			
Net income (loss)	$ (4,016)	$ 105,748	$ (28,996)
Denominator - Basic			
Weighted average common stock outstanding	72,177	86,123	91,084
Basic net income (loss) per share	$ (0.06)	$ 1.23	$ (0.32)
Numerator - Diluted:			
Net income (loss)	$ (4,016)	$ 105,748	$ (28,996)
Denominator - Diluted:			
Weighted average common stock outstanding	72,177	86,123	91,084
Dilutive potential of common stock equivalents:			
Options	--	7,701	--
	72,177	93,824	91,084
Diluted net income (loss) per share	$ (0.06)	$ 1.13	$ (0.32)

Stock options to purchase 9,618,000 and 10,887,000 shares of common stock with weighted average price of $1.41 and $7.13 were outstanding at December 31, 1999 and 2001, respectively, but were not included in the computation of diluted loss per share because we had a net loss in 1999 and 2001. Anti-dilutive stock options to purchase approximately 358,000 shares of common stock with a weighted average price of $25.59 were excluded from the computation of diluted net income per share for 2000 because the exercise price of the options exceeded the average fair market value of the stock for 2000.

Equity Incentive Plan:

Our amended 1995 Equity Incentive Plan, or the Equity Incentive Plan, has 28,250,000 shares of common stock reserved for issuance upon the exercise of stock options to our employees, directors, consultants and affiliates.

Under the Equity Incentive Plan, the Board of Directors has the authority to determine to whom options will be granted, the number of shares under option, the option term and the exercise price. The options generally are exercisable beginning one year from date of grant and generally thereafter over periods ranging from four to five years from the date of grant. The term of any options issued may not exceed ten years from the date of grant.

Directors' Option Plan:

Our 1995 Non-Employee Directors' Stock Option Plan, or the Directors' Plan, as amended, provides for the automatic initial grant of options to purchase 45,000 shares of SST's common stock to our non-employee directors. The Directors' Plan also provides for the grant of options to purchase up to an additional 18,000 shares annually thereafter. Options under the Directors' Plan become exercisable immediately upon date of grant, and the exercise price of options granted must equal or exceed the fair market value of SST's common stock on the date of grant. The options expire ten years after the date of grant. As of December 31, 2001, we have reserved 600,000 shares of common stock for issuance upon the exercise of stock options under the Directors' Plan.

Activity under the Equity Incentive Plan and Directors' Plan follows (in thousands, except per share data):

	Available for Grant	Options Outstanding				Weighted Average Exercise Price
		Shares	Price Per Share		Amount	
Balances, December 31, 1998	3,002	9,354	$ 0.05 -	$ 5.50	$ 7,316	$ 0.78
Granted	(3,057)	3,057	0.80 -	8.29	7,990	2.61
Exercised	--	(2,136)	0.05 -	2.00	(1,117)	0.52
Terminated	657	(657)	0.11 -	4.42	(643)	0.79
Authorized	3,150	--	--	--	--	--
Balances, December 31, 1999	3,752	9,618	0.05 -	8.29	13,546	1.41
Granted	(3,921)	3,921	9.85 -	29.44	62,559	15.95
Exercised	--	(2,449)	0.05 -	5.56	(2,410)	0.98
Terminated	487	(487)	0.68 -	29.44	(2,267)	4.66
Authorized	3,000	--	--	--	--	--
Balances, December 31, 2000	3,318	10,603	0.05 -	29.44	71,428	6.74
Granted	(1,878)	1,878	4.46 -	18.56	11,639	6.20
Exercised	--	(1,220)	0.05 -	10.29	(1,294)	1.06
Terminated	374	(374)	0.68 -	29.44	(4,128)	11.02
Authorized	2,000	--	--	--	--	--
Balances, December 31, 2001	3,814	10,887	$ 0.05 -	$ 29.44	$ 77,645	$ 7.13

At December 31, 1999, 2000 and 2001, 3,922,000, 3,643,000 and 5,398,000 options were exercisable at a weighted-average exercise price per share of $0.79, $1.63 and $5.06, respectively.

Employee Stock Purchase Plan:

Our amended 1995 Employee Stock Purchase Plan, or the Purchase Plan, has 3,600,000 shares reserved for issuance. The Purchase Plan provides for eligible employees to purchase shares of common stock at a price equal to 85% of the fair market value of our common stock on the date of the option grant, or, if lower, 85% of the fair market value of our common stock six months after the option grant, by withholding up to 10 percent of their annual base earnings. At December 31, 2001, 1,448,000 shares were available for purchase under the Purchase Plan. Shares issued under the Purchase Plan in 1999, 2000 and 2001 were 759,000, 252,000 and 247,000, respectively.

Stock Compensation:

No compensation cost has been recognized for the Equity Incentive Plan, the Directors' Plan or the Purchase Plan. Had compensation cost for these plans been determined based on the fair value at the grant date for the awards, our net income (loss) and net income (loss) per share for 1999, 2000 and 2001 would have been decreased (increased) to the pro forma amounts indicated below (in thousands):

	Year ended December 31,		
	1999	2000	2001
Pro forma net income (loss)	$ (6,479)	$ 89,700	$ (45,673)
Pro forma net income (loss) per share - basic	$ (0.09)	$ 1.04	$ (0.50)
Pro forma net income (loss) per share - diluted	$ (0.09)	$ 0.97	$ (0.50)

The fair value of each option grant for both the Directors' Plan and the Equity Incentive Plan is estimated on the date of grant using the Black-Scholes multiple options pricing model with the following weighted average assumptions by year:

	Year ended December 31,		
	1999	2000	2001
Risk-free interest rate	4.6-5.9%	5.9-6.4%	3.9-5.0%
Expected term of option	2 years	2 years	3 years
Expected volatility	92%	100%	100%
Expected dividend yield	0%	0%	0%

The weighted average fair value of options granted under the Equity Incentive Plan and the Directors' Plan during 1999, 2000 and 2001 was $2.60, $12.70 and $4.01, respectively, per share.

The fair value of each stock purchase right is estimated using the Black-Scholes model with the following weighted average assumptions by year:

	Year ended December 31,		
	1999	2000	2001
Risk-free interest rate	4.6-5.3%	6.0-6.1%	3.6-5.3%
Expected term of option	1/2 year	1/2 year	1/2 year
Expected volatility	92%	100%	100%
Expected dividend yield	0%	0%	0%

Option grants and purchase plan rights are priced at the date of grant. The risk-free interest rate range represents the low and high end of the range used at different points during the year.

The weighted average valuation of right grants under the Purchase Plan during 1999, 2000 and 2001 was $0.45, $2.77 and $7.00, respectively, per share.

The options outstanding and currently exercisable by exercise price under the Equity Incentive Plan and the Directors' Plan at December 31, 2001 are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Outstanding	Weighted-Average Exercise Price
$ 0.05 - $ 0.05	433,000	1.40	$ 0.05	433,000	$ 0.05
$ 0.06 - $ 1.02	1,652,000	6.39	$ 0.83	1,277,000	$ 0.83
$ 1.04 - $ 1.54	1,733,000	6.13	$ 1.17	1,404,000	$ 1.12
$ 1.84 - $ 3.00	1,144,000	7.13	$ 2.31	441,000	$ 2.24
$ 3.56 - $ 5.56	1,787,000	8.15	$ 4.57	347,000	$ 4.64
$ 6.36 - $ 9.85	1,112,000	8.83	$ 8.88	416,000	$ 9.44
$ 10.29 - $ 11.85	1,077,000	8.45	$ 11.25	570,000	$ 11.05
$ 17.79 - $ 20.08	1,104,000	8.54	$ 18.63	131,000	$ 18.67
$ 21.04 - $ 26.02	771,000	8.45	$ 24.32	318,000	$ 24.21
$ 28.35 - $ 29.44	74,000	8.47	$ 28.64	61,000	$ 28.47
$ 0.05 - $ 29.44	10,887,000	7.35	$ 7.13	5,398,000	$ 5.06

8. Acquisitions:

Agate Semiconductor, Inc. On December 1, 2000, we increased our ownership of Agate Semiconductor, Inc., or Agate, a privately held, memory design company located in Santa Clara, California, from 39.45% to 100% in a series of related transactions, effectively purchasing all of the remaining capital stock of Agate. The purchase price of $4.7 million, which was paid in cash and includes acquisition costs of $40,000, was accounted for using the purchase method of accounting, which means that the purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of the acquisition. The purchase price comprises cash paid of $4.2 million and $498,000 paid in 2001. The results of operations of Agate have been included with our results of operations since December 1, 2000, the date that the acquisition was consummated.

The fair value of the assets of Agate, which was determined through established valuation techniques used by an independent appraiser, and a summary of the consideration exchanged for these assets is as follows (in thousands):

Total purchase price	$	4,657
Assets acquired:		
Tangible assets, primarily cash, deposits, and equipment	$	33
Deferred tax asset		863
Patents		762
Workforce		152
Purchased in-process research and development		3,911
Deferred tax liability		(366)
Other liabilities assumed		(698)
	$	4,657

The amount allocated to the patents and the workforce is amortized on a straight line basis over five and three years, respectively. The amount of the purchase price allocated to purchased in-process research and development, which had no alternative future use and relates to a product for which technological feasibility had not been established, was expensed at the acquisition date.

As part of the acquisition, we have agreed to pay $659,000 to certain Agate employees if they remain in our employ until December 1, 2001. In December 2001, we paid the entire $659,000 to those employees and expensed it as compensation. In addition, after the purchase, loans assumed totaling $637,000 were repaid in cash. Summarized below are the unaudited pro forma results of SST as though Agate had been acquired at the beginning of each of the periods presented. Adjustments have been made for the estimated increases in amortization related to the purchased of patents, workforce, and other appropriate pro forma adjustments.

	December 31,			
		1999		2000
Revenue	$	124,794	$	490,261
Net income (loss)	$	(5,009)	$	108,313
Net income (loss) per share - basic	$	(0.07)	$	1.26
Net income (loss) per share - diluted	$	(0.07)	$	1.15

The above amounts are based upon certain assumptions and estimates which we believe are reasonable and do not reflect any benefit from economies which might be achieved from combined operations. The pro forma financial information presented above is not necessarily indicative of either the results of operations that would have occurred had the acquisition taken place at the beginning of each of the periods presented or of future results of operations of the combined companies. The charge for purchased in process research and development has not been included in the pro forma results above because it is nonrecurring and directly related to the acquisition.

Linvex Technology, Corp. On June 4, 1999, we purchased all of the outstanding capital stock of Linvex Technology, Corp., or Linvex, a privately held, memory design company located in Sunnyvale, California, in exchange for 789,000 shares of SST common stock with a fair market value of $4.7 million. The purchase price of $4.8 million, which includes acquisition costs of $0.1 million, was accounted for using the purchase method of accounting, which means that the purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of the acquisition. The results of operations of Linvex have been included with those of SST since June 4, 1999, the date that the acquisition was consummated.

The fair value of the assets of Linvex, which was determined through established valuation techniques used by an independent appraiser, and a summary of the consideration exchanged for these assets is as follows (in thousands):

Total purchase price	$	4,794
Assets acquired:		
Tangible assets, primarily cash, accounts receivable, and computer software	$	701
Core technology		2,827
Completed products		163
Workforce		272
Purchased in-process research and development		2,011
Liabilities assumed		(1,180)
	$	4,794

The amount allocated to the core technology, the completed products, for which technological feasibility had been established at the acquisition date, and the workforce is amortized on a straight line basis over three years. At December 31, 2000 and 2001, accumulated amortization related to these items was $1,722,000 and $2,809,000, respectively. The amount of the purchase price allocated to purchased in-process research and development, which had no alternative future use and relates to a product for which technological feasibility had not been established, was expensed at the acquisition date.

In addition, after the purchase, notes payable and deferred salary payable to shareholders and employees of $476,000 were converted into an additional 106,000 shares of SST's common stock.

Summarized below are the unaudited pro forma results of SST as though Linvex had been acquired at the beginning of January 1, 1998. Adjustments have been made for the estimated increases in amortization related to the purchased core technology, completed products and workforce, and other appropriate pro forma adjustments.

		December 31, 1999
Revenue	$	125,311
Net income (loss)	$	(3,146)
Net income (loss) per share	$	(0.13)

The above amounts are based upon certain assumptions and estimates which we believe are reasonable and do not reflect any benefit from economies which might be achieved from combined operations. The pro forma financial information presented above is not necessarily indicative of either the results of operations that would have occurred had the acquisition taken place at the beginning of fiscal 1999 or of future results of operations of the combined companies. The charge for purchased in process research and development has not been included in the pro forma results above because it is nonrecurring and directly related to the acquisition.

The accumulated amortization of intangible assets at December 31, 2000 and 2001 was $2,147,000 and $4,434,000, respectively.

9. Other Operating Expenses:

Other operating expenses comprised (in thousands):

	Year ended December 31,		
	1999	2000	2001
In-process research and development	$ 2,011	$ 3,911	$ --
Operating lease impairment	--	--	756
Patent impairment	--	--	590
Equity investment impairment	--	--	3,274
	$ 2,011	$ 3,911	$ 4,620

In-process research and development. In 1999 and 2002 we incurred charges for in-process research and development related to our acquisitions of Linvex and Agate, see Note 8 of these Notes to the Consolidated Financial Statements.

Operating lease impairment. During the third quarter of 2001, we recorded a period charge to other operating expense of approximately $756,000 relating to an operating lease for an abandoned building. This charge represents the estimated difference between the total non-discounted future sublease income and our non-discounted lease commitments relating to this building. The charge is an estimate and may be adjusted if we obtain a sublease for the building and the actual sublease income is significantly different from the estimate. We may be unable to secure subtenants for such space due to the recent decrease in demand for commercial rental space in Silicon Valley. If we are not successful in subleasing our unused office space, we may be required to take an additional period charge for the balance of the future lease cost. At December 31, 2001 payments made have reduced the recorded liability to $662,000.

Patent impairment. During the quarter ended December 31, 2001, due to the delays in completing the first multiple-bit-per-cell device, we recorded an expense for impairment of intangible assets of $590,000. The assets relate to patents acquired as part of the acquisition of Agate Semiconductor Inc. in December 2000. We reviewed the recoverability of the recorded amounts based on expected future cash flows (undiscounted and before interest) from use of these assets and then determined the impairment loss of $590,000 based on the difference between the net book value of the assets and the estimated fair value of the assets.

Equity investment impairment. During 2001, KYE, a company in which we have an investment, completed an initial public offering on the Taiwan Stock Exchange. Since the initial public offering there has been a significant decline in the market value of the investment. We have concluded that the decline in value is "other-than-temporary" and a write down of $3.3 million was necessary as of December 31, 2001. The investment was written down to $1.3 million based on the quoted market price as at December 31, 2001.

10. Income Taxes:

The provision for income taxes reflected in the statements for the years ended December 31, 1999, 2000 and 2001 were as follows (in thousands):

	Year ended December 31,		
	1999	2000	2001
Current:			
Federal, net of benefit of net operating losses utilized of $4,992 in 2000	$ (489)	$ 47,187	$ 2,078
State	248	3,606	1
Foreign	329	14	12
	88	50,807	2,091
Deferred:			
Federal	--	(8,273)	(16,518)
State	--	(721)	(3,345)
	--	(8,994)	(19,863)
	$ 88	$ 41,813	$ (17,772)

Substantially all of our revenue is taxable in the United States of America. Our effective tax rate (benefit)/provision differs from the statutory federal income tax rate as shown in the following schedule:

	Year ended December 31,		
	1999	2000	2001
United States statutory rate	(35.0)%	35.0 %	(35.0)%
State taxes, net of federal benefit	6.3	3.9	(3.0)
Foreign taxes, net	8.4	--	0.2
Research and development credit	--	(2.9)	(3.0)
Net operating losses not utilized	21.5	--	--
Change in valuation allowance	--	(8.6)	--
Other	1.1	0.9	2.8
	2.3 %	28.3 %	(38.0)%

In the year ended December 31, 2000, we determined that it is more likely than not that the deferred tax assets were realizable based on our operating results in 2000 and projected future earnings. We have research credit carry-forwards of approximately $1.9 million for California income tax purposes. The California research credit can be carried forward indefinitely.

We have foreign tax credit carry-forwards of approximately $3.5 million that, if not utilized, will expire in 2011.

At December 31, 2001, we had available approximately $1,500,000 in federal and state net operating losses related to the acquisition of Agate. These net operating losses, if not utilized, expire between 2004 and 2020. Under the Tax Reform Act of 1986, the annual utilization of these losses is limited because a change in stock ownership had occurred. Utilization of these losses is limited to approximately $600,000 annually against future taxable income.

As of December 31, 2000 and 2001 our deferred tax assets and liabilities consisted of (in thousands):

	December 31,	
	2000	2001
Allowance for excess and obsolete inventory	$ 814	$ 16,482
Allowance for sales returns	3,155	1,739
Allowance for doubtful accounts	1,185	1,088
Deferred revenue	2,816	133
Other	565	2,428
Net operating loss carry-forwards	863	570
Depreciation	93	1,385
Tax credits	--	5,529
	$ 9,491	$ 29,354
Current portion	$ 9,491	$ 24,115
Long-term portion	--	5,239
	$ 9,491	$ 29,354

11. Segment Reporting:

Our operations involve the design, development, manufacturing, marketing and technical support of our nonvolatile memory products. We offer low and medium density devices that target a broad range of existing and emerging applications in the digital consumer, networking, wireless communications and Internet computing markets. Our products are differentiated based upon attributes such as density, voltage, access speed, package and predicted endurance. We also license our technology for use in non-competing applications.

Previously we managed our business in two reportable segments: Flash products and Technology Licensing. In January 2001, we introduced further granularity into our management information systems, which now allow us to segregate the Flash products segment into three separate business units. These business units are considered reportable segments. The new segments which comprise the former Flash products segment are: the Standard Memory Product Group, or SMPG, the Application Specific Product Group, or ASPG, and the Special Product

Group, or SPG. We make financial decisions and allocate resources based on the information that we receive from this internal management system. We do not allocate operating expenses, interest income or expense, other income, net or the provision for income taxes to any of these segments for internal reporting purposes, as we do not believe that allocating the expense is material in evaluating a business unit's performance. Information for the prior period has been restated to conform to the new presentation.

The following table shows our product revenues and gross profit at standard margins for each segment (in thousands):

	Year Ended December 31, 2001	
	Revenues	Gross Profit (Loss)
SMPG	$ 152,246	$ (32,964)
ASPG	98,138	43,816
SPG	8,234	(395)
Technology Licensing	35,412	35,412
	$ 294,030	$ 45,869

	Year Ended December 31, 2000	
	Revenues	Gross Profit
SMPG	$ 401,162	$ 170,522
ASPG	56,384	33,049
SPG	17,770	7,606
Technology Licensing	14,945	14,945
	$ 490,261	$ 226,122

	Year Ended December 31, 1999	
	Revenues	Gross Profit
SMPG	$ 111,675	$ 21,306
ASPG	3,284	1,401
SPG	3,283	883
Technology Licensing	6,552	6,552
	$ 124,794	$ 30,142

SMPG includes our three standard flash memory product families: the Small-Sector Flash, or SSF, family, the Multi-Purpose Flash, or MPF, family, and the Many-Time Programmable, or MTP, family and certain custom products based on these standard flash memory families. These families allow us to produce products optimized for cost and functionality to support the broad range of applications that use nonvolatile memory products.

ASPG includes FlashBank, Concurrent SuperFlash, Serial Flash, Firmware Hub, or FWH, and LPC flash products. These products are designed to address specific applications such as cellular phones, pagers, PDAs, set-top boxes, hard disk drives and PC BIOS applications. It also includes flash embedded controllers and our mass data storage products such as the FlashFlex51, ADC, ADM, and CompactFlash Card product families, address digital cameras, Internet appliances, PDAs, MP3 players, set-top boxes and other types of mass data storage applications.

SPG includes ComboMemory, ROM/RAM Combos, SRAM-related and other special flash products.

Technology Licensing includes both up front license fees and royalties.

Our net revenues are all denominated in U.S. dollars and are summarized as follows (in thousands):

	Year ended December 31,		
	1999	2000	2001
United States	$ 13,644	$ 76,898	$ 28,592
Europe	7,347	28,376	21,332
Japan	16,396	66,635	23,549
Korea	11,750	42,986	22,039
Taiwan	33,541	133,677	110,847
China (including Hong Kong)	28,776	90,839	57,146
Other Asian countries	9,340	48,102	28,157
Rest of world	4,000	2,748	2,368
	$ 124,794	$ 490,261	$ 294,030

Foreign revenue is based on the country to which the product is shipped.

The locations and net book value of long lived assets follows:

	December 31,	
	2000	2001
China	$ --	$ 50,020
Japan	953	1,003
Taiwan	20,157	18,203
United States	18,551	22,156
Other	6	27
	$ 39,667	$ 91,409

12. Equity Investments and Related Party Reporting:

Equity investments comprise (in thousands):

	December 31,	
	2000	2001
Silicon Technology	$ 939	$ 939
Apacer	9,868	11,931
KYE	4,574	--
PTI	2,532	2,532
PCT	1,456	1,605
GSMC	--	50,000
	$ 19,369	$ 67,007

In 1996, we acquired a 14% interest in Silicon Technology Co., Ltd., or Silicon Technology, a privately held Japanese company, for approximately $939,000 in cash. Bing Yeh our president, CEO and board member also is a member of Silicon Technology's board. At December 31, 2001, our investment, which is carried at cost, represented approximately 9% of the outstanding equity of Silicon Technology. In 1999, 2000 and 2001, Silicon Technology accounted for approximately $10,032,000, $12,232,000 and $3,724,000, respectively, or 8%, 3% and 1%, respectively, of our net product revenues. At December 31, 2000 and 2001, we had accounts receivable from Silicon Technology of approximately $94,000 and $192,000, respectively.

In June 1997, Dr. Ronald Chwang joined our Board of Directors. Dr. Chwang is the Chairman and President of Acer Technology Ventures, America. Related Acer entities including Acer Corporation, Acer Peripherals, Acer Technologies, Apacer Technology, Inc., or Apacer, and Ambit Microsystems Corp., are our customers. In 2000, we acquired a 10% interest in Apacer, a privately held Taiwanese company, which is a memory module manufacturer, for approximately $9,868,000 in cash. Bing Yeh our president, CEO and board member also is a member of Apacer's board. In 2001, we invested an additional $2.1 million in Apacer. The investment is carried at cost. In 1999, 2000 and 2001 the combined Acer entities accounted for approximately $7,900,000, $22,543,000 and $5,761,000, respectively, or 6%, 5% and 2%, respectively, of our net product revenues. At December 31, 2000 and 2001, we had accounts receivable from the related Acer entities of approximately $3,511,000 and $765,000, respectively. Our sales to the related Acer entities were made at prevailing market prices and the payment terms are consistent with the payment terms extended to our other customers. In 2000 and 2001, we purchased approximately $7,500 and $626,000 of products from Apacer. At December 31, 2000 and 2001, we had accounts payable to Apacer of approximately $7,500 and $27,000, respectively.

In 2000, we acquired a 15% interest in PCT, a privately held Taiwanese company, for approximately $1,456,000 in cash. Bing Yeh our president, CEO and board member also is a member of PCT's board. PCT is one of our manufacturers' representatives.

PCT earns commissions for point-of-sales transactions to its customers. PCT's commissions are paid at the same rate as all of our other manufacturer's representatives in Asia. In 2000 and 2001, PCT accounted for 5% and 2%, or $24,444,000 and $5,369,000 of net product revenues, respectively. In 2000 and 2001 we paid sales commissions of approximately $1,970,000 and $1,701,000, respectively, to PCT. At December 31, 2000 and 2001 we owed commissions of approximately $602,000 and $896,000 to PCT, respectively.

In March 2001, PCT established a separate company and wholly-owned subsidiary, SPT, to provide planning, warehousing, delivery, billing, collection and other logistic functions for us in Taiwan. SPT now services substantially all of our customers based in Taiwan and selected customers throughout Asia. Product shipped to SPT is accounted for as consigned inventory and revenue is recognized when each product has been delivered and considered as a sale to our end customers by SPT. We pay SPT a fee based on a percentage of revenue for each product sold through SPT to our end customers. The fee paid to SPT covers the cost of warehousing space and insurance cost of our inventory, personnel costs required to maintain logistics and information technology functions and to perform billing and collection of accounts receivable. SPT receives extended payment terms and must pay us whether or not they have collected the accounts receivable. In 2001, approximately $78,244,000, or 30.3%, of our net product revenues were derived from end customer sales through SPT, our logistics center. At December 31, 2001, we had accounts receivable from SPT of approximately $19,839,000.

In 2000, we acquired a 1% interest in KYE, a publicly held Taiwanese company, which is a production subcontractor, for approximately $4,574,000 in cash. During 2001, KYE completed an initial public offering on the Taiwan Stock Exchange. Accordingly, the investment has been included in long-term available-for-sale investments in the balance sheet as of December 31, 2001. The investment was written down to $1.3 million during 2001, refer to Note 9 of these Notes to the Consolidated Financial Statements. In 2000 and 2001, we purchased approximately $16,721,000 and $21,827,000, respectively, of services from KYE. At December 31, 2000 and 2001, we had accounts payable to KYE of approximately $5,565,000 and $3,621,000, respectively.

In 2000, we acquired a 3% interest in Powertech Technology, Inc., or PTI, a privately held Taiwanese company, which is a production subcontractor, for approximately $2,532,000 in cash. The investment is carried at cost. In 2000 and 2001, we purchased approximately $9,478,000 and $9,031,000, respectively, of services from PTI. At December 31, 2000 and 2001, we had accounts payable to PTI of approximately $1,761,000 and $2,523,000, respectively. PTI is also our customer and accounted for approximately $9.0 million, or 2% of our net product revenues in 2000 and none, or 0% of our net product revenues in 2001.

In 2001, we acquired a 9% interest in GSMC, a privately held Cayman Islands company with operations in China, which is a wafer foundry under construction, for approximately $50,000,000 in cash. Bing Yeh our president, CEO and board member also is a member of GSMC's board. This investment is carried at cost. We anticipate that GSMC will begin to manufacture some of our products in early 2003.

Mr. Yasushi Chikagami, a member of our board of directors, is also a member of the board of directors of Ocean Automation Ltd. Ocean Automation Ltd. and certain of its affiliates are our customers. In 1999 and 2000 the related Ocean entities accounted for approximately $541,000 and $1,441,000, respectively, or 0.4% and 0.3%, respectively, of our net product revenues. No sales were made to the Ocean entities in 2001.

13. Employee Benefit Plans:

Profit Sharing Plan:

We have a Profit Sharing Plan under which employees may collectively earn up to 10% of our operating profit, provided that both net earnings before interest income (expense), net and provision for (benefit from) income taxes and operating profit are greater than 10% of sales. For purposes of the Profit Sharing Plan, "operating profit" is net revenues less cost of revenues and less operating expenses. The sum paid to any particular employee as profit sharing is a function of the employee's length of service, performance and salary. We plan to pay profit sharing sums, when available, to employees twice a year. No profit sharing was paid in relation to 1999 or 2001. During 2000 profit sharing expenses of $14,876,000 were recorded.

401(k) Plan:

We have adopted the SST 401(k) Tax Sheltered Savings Plan and Trust (the Plan), as amended, which is intended to qualify under Section 401 of the Internal Revenue Code of 1986. The Plan covers essentially all employees. Each eligible employee may elect to contribute to the Plan, through payroll deductions, up to 15% of their compensation, subject to certain limitations. At our discretion, we may make additional contributions on behalf of employees. All employee contributions are 100% vested. No employer contributions were made in 1999. During 2000 and 2001, we matched the first $1,000 of each employees' contribution, for a total of $326,000 and $436,000, respectively.

SCHEDULE II

SILICON STORAGE TECHNOLOGY, INC.
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Write-off of Accounts /Other	Balance at End of Period
Year ended December 31, 1999				
Allowance for doubtful accounts	$ 563	$ 32	$ 60	$ 535
Allowance for sales returns	$ 60	$ 144	$ 163	$ 41
Allowance for excess and obsolete inventories	$ 1,422	$ 3,293	$ 4,565	$ 150
Valuation allowance on deferred tax	$ 9,607	$ 3,092	$ --	$ 12,699
Year ended December 31, 2000				
Allowance for doubtful accounts	$ 535	$ 477	$ 229	$ 783
Allowance for sales returns	$ 41	$ 8,166	$ --	$ 8,207
Allowance for excess and obsolete inventories	$ 150	$ 4,261	$ 1,895	$ 2,516
Valuation allowance on deferred tax	$ 12,699	$ (12,699)	$ --	$ --
Year ended December 31, 2001				
Allowance for doubtful accounts	$ 783	$ 2,251	$ 220	$ 2,814
Allowance for sales returns	$ 8,207	$ 32,227	$ 35,936	$ 4,498
Allowance for excess and obsolete inventories	$ 2,516	$ 73,932	$ 28,701	$ 47,747
Valuation allowance on deferred tax	$ --	$ --	$ --	$ --

SILICON STORAGE TECHNOLOGY, INC.

1171 Sonora Court
Sunnyvale, California 94086

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 21, 2002

TO THE SHAREHOLDERS OF SILICON STORAGE TECHNOLOGY, INC.:

Notice Is Hereby Given that the 2002 Annual Meeting of Shareholders of Silicon Storage Technology, Inc., a California corporation, will be held on Friday, June 21, 2002 at 2:00 p.m., local time, at our offices located at 1156 Sonora Court, Sunnyvale, California 94086 for the following purposes:

1. To elect directors to serve for the ensuing year and until their successors are elected.

2. To approve our 1995 Equity Incentive Plan, as amended, to increase the aggregate number of shares of Common Stock authorized for issuance under such plan by 2,000,000 to 30,250,000 shares.

3. To approve our 1995 Non-Employee Directors' Plan, as amended, to increase the aggregate number of shares of Common Stock authorized for issuance under such plan by 200,000 to 800,000 shares.

4. To ratify the selection of PricewaterhouseCoopers LLP as our independent accountants for the fiscal year ending December 31, 2002.

5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on April 25, 2002, as the record date for the determination of shareholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

By Order of the Board of Directors

JEFFREY L. GARON
Secretary

Sunnyvale, California
April 30, 2002

ALL SHAREHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR THAT PURPOSE. SHARES MAY ALSO BE VOTED ON ELECTRONICALLY VIA THE INTERNET. EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

SILICON STORAGE TECHNOLOGY, INC.

1171 Sonora Court
Sunnyvale, California 94086

PROXY STATEMENT
FOR 2002 ANNUAL MEETING OF SHAREHOLDERS

June 21, 2002

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors of Silicon Storage Technology, Inc., a California corporation, for use at the Annual Meeting of Shareholders to be held on Friday, June 21, 2002 at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at our offices located at 1156 Sonora Court, Sunnyvale, California 94086. We intend to mail this proxy statement, accompanying proxy card, and our 2001 Annual Report on or about May 20, 2002, to all shareholders entitled to vote at the Annual Meeting. If your shares are held in a bank or brokerage account, you may be eligible to vote your proxy electronically. Please refer to the enclosed voting form for instructions.

SOLICITATION

We will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy and any additional information furnished to shareholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Common Stock beneficially owned by others to forward to such beneficial owners. We may reimburse persons representing beneficial owners of Common Stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram, or personal solicitation by directors, officers, or other regular employees. No additional compensation will be paid to our directors, officers, or other regular employees for such services.

VOTING RIGHTS AND OUTSTANDING SHARES

Only holders of record of our Common Stock at the close of business on April 25, 2002 will be entitled to notice of and to vote at the Annual Meeting. At the close of business on April 25, 2002 we had outstanding and entitled to vote 92,315,727 shares of Common Stock.

Each holder of record of our Common Stock on such date will be entitled to one vote for each share held on all matters to be voted upon. With respect to the election of directors, shareholders may exercise cumulative voting rights. Under cumulative voting, each holder of Common Stock will be entitled to five votes for each share held. Each shareholder may give one candidate, who has been nominated prior to voting, all the votes such shareholder is entitled to cast or may distribute such votes among as many such candidates as such shareholder chooses. However, no shareholder will be entitled to cumulate votes unless the candidate's name has been placed in nomination prior to the voting and at least one shareholder has given notice at the meeting, prior to the voting, of his or her intention to cumulate votes. Unless the proxyholders are otherwise instructed, shareholders, by means of the accompanying proxy, will grant the proxyholders discretionary authority to cumulate votes.

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares are respresented by votes at the meeting or by proxy. All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions, and broker non-votes. Abstentions and broker non-votes are counted towards a quorum but are not counted for any purposes in determining whether a matter is approved.

VOTING VIA THE INTERNET OR BY TELEPHONE

Shareholders may grant a proxy to vote their shares by means of the telephone or on the Internet. The telephone and Internet voting procedures below are designed to authenticate shareholders' identities, to allow shareholders to grant a proxy to vote their shares and to confirm that shareholders' instructions have been recorded properly. Shareholders granting a proxy to vote via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the shareholder.

For Shares Registered in Your Name

Shareholders of record may go to http://www.voteproxy.com to vote their shares by means of the Internet. They will be required to provide the company number and control number contained on their proxy cards. The voter will then be asked to complete an electronic proxy card. The votes represented by such proxy will be generated on the computer screen and the voter will be prompted to submit or revise them as desired.

For Shares Registered in the Name of a Broker or Bank

Most beneficial owners whose stock is held in street name receive instruction for granting proxies from their banks, brokers or other agents, rather than our proxy card. A number of brokers and banks are participating in a program provided through ADP Investor Communication Services that offers the means to grant proxies to vote shares by means of the telephone and Internet. If your shares are held in an account with a broker or bank participating in the ADP Investor Communications Services program, you may grant a proxy to vote those shares telephonically by calling the telephone number shown on the instruction form received from your broker or bank, or via the Internet at ADP Investor Communication Services' web site at http://www.proxyvote.com.

General Information for All Shares Voted Via the Internet or By Telephone

Votes submitted via the Internet or by telephone must be received by 11:59 p.m., Eastern Time on June 20, 2002. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Annual Meeting.

REVOCABILITY OF PROXIES

Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with our Secretary at our principal executive offices, 1171 Sonora Court, Sunnyvale, California 94086, a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

Shareholder Proposals

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, proposals of shareholders that are intended to be presented at our 2003 Annual Meeting of Shareholders must be received by us not later than Tuesday, December 31, 2002 in order to be included in the Proxy Statement and proxy relating to the 2003 Annual Meeting. Pursuant to our bylaws, shareholders who wish to bring matters or proposed nominees for director at our 2003 Annual Meeting of Shareholders must provide specified information to us between January 22, 2003 and February 21, 2003. Shareholders are also advised to review our bylaws, which contain additional requirements with respect to advance notice shareholder proposals and director nominations.

Electronic Delivery Of Shareholder Communications

Registered and beneficial shareholders now have the option to receive shareholder communications electronically. By signing up for electronic delivery of documents such as the Annual Report and Proxy Statement, shareholders can receive communications as soon as they become available without waiting for the material to arrive in the mail. To sign up for electronic delivery of our Annual Report and Proxy Statement in 2003, please visit our web page at http://www.sst.com/finance/edelivery.html. Shareholders enrollment will be effective until cancelled. Shareholders may call SST Investor Relations at (408) 735-9110 for questions about electronic delivery.

Householding of Proxy Materials

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as householding, potentially means extra convenience for shareholders and cost savings for companies.

This year, a number of brokers with account holders who are our shareholders will be householding our proxy materials. A single proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your broker, or direct your written request to SST Investor Relations, via facsimile at (408) 735-9136. Shareholders who currently receive multiple copies of the proxy statement at their address and would like to request householding of their communications should contact their broker.

PROPOSAL 1

ELECTION OF DIRECTORS

There are five nominees for the five Board positions presently authorized in our bylaws. Each director to be elected will hold office until the next annual meeting of shareholders and until his successor is elected and has qualified, or until such director's earlier death, resignation or removal. Each nominee listed below is currently one of our directors, all five having been elected by the shareholders.

Shares represented by the executed proxies will be voted, if authority to do so is not withheld, for the election of the five nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected and we have no reason to believe that any nominee will be unable to serve.

The candidates receiving the highest number of affirmative votes of the shares entitled to be voted will be elected to our Board of Directors. The names of the nominees and certain information about them are set forth below:

Name	Age	Position
Bing Yeh (1)(4)......................	51	President, Chief Executive Officer and Director
Yaw Wen Hu.........................	52	Senior Vice President, Operations and Process Development and Director
Tsuyoshi Taira (1)(2)(3)............	63	Director
Yasushi Chikagami (1)(2)(3).......	63	Director
Ronald Chwang (1)(2)(3)...........	53	Director

(1) Member of Compensation Committee
(2) Member of Audit Committee
(3) Member of Stock Option Committee
(4) Sole Member of Non-Officer Stock Option Committee

Bing Yeh, one of our co-founders, has served as our President and Chief Executive Officer and has been a member of our board of directors since our inception in 1989. Prior to that, Mr. Yeh served as a senior research and development manager of Xicor, Inc., a nonvolatile memory semiconductor company. From 1981 to 1984, Mr. Yeh held program manager and other positions at Honeywell Inc. From 1979 to 1981, Mr. Yeh was a senior development engineer of EEPROM technology of Intel Corporation. He was a Ph.D. candidate in Applied Physics and earned an Engineer degree at Stanford University. Mr. Yeh holds an M.S. and a B.S. in Physics from National Taiwan University.

Yaw Wen Hu, Ph.D., joined us in 1993 as Vice President, Technology Development. In 1997, he was given the additional responsibility of wafer manufacturing and, in August 1999, he became Vice President, Operations and Process Development. In January 2000, he was promoted to Senior Vice President, Operations and Process Development. Dr. Hu has been a member of our board of directors since September 1995. From 1990 to 1993, Dr. Hu served as deputy general manager of technology development of Vitelic Taiwan Corporation. From 1988 to 1990, he served as FAB engineering manager of Integrated Device Technology, Inc. From 1985 to 1988, he was the director of technology development at Vitelic Corporation. From 1978 to 1985, he worked as a senior development engineer in Intel Corporation's Technology Development Group. Dr. Hu holds a B.S. in Physics from National Taiwan University and an M.S. in Computer Engineering and a Ph.D. in Applied Physics from Stanford University.

Tsuyoshi Taira has been a member of our board of directors since July 1993. Mr. Taira served as president of Sanyo Semiconductor Corporation from 1986 to 1993. Mr. Taira was chairman of the Sanyo Semiconductor Corporation from 1993 to 1996. Mr. Taira left the Sanyo Semiconductor Corporation in August

1996. Mr. Taira currently owns and runs a marketing and management consulting company, Tazan International, Inc. Mr. Taira holds a B.S. from Tokyo Metropolitan University.

Yasushi Chikagami has been a member of our board of directors since September 1995. Mr. Chikagami has been chairman of Arise, Inc. since 2000. Mr. Chikagami has also served as director of GVC Corporation and Trident Microsystems, Inc. since 1993. Mr. Chikagami holds a B.S. in Agricultural Engineering from Taiwan University and a M.S. in engineering from University of Tokyo.

Ronald Chwang, Ph.D., has been a member of our board of directors since June 1997. Dr. Chwang has been the Chairman and President of Acer Technology Ventures, America, a venture capital management company, since 1997. Dr. Chwang currently serves actively on the board of directors of several private companies. He also serves on the board of Acer Laboratories Inc. and Ambit Microsystems Corp. in Taiwan. From 1986 to 1997, Dr. Chwang was with various Acer entities, serving in executive positions leading business units engaged in ASIC products, computer peripherals, and Acer-Altos server system, including from 1992 to 1997 as president and chief executive officer of Acer America Corporation. Before joining the Acer entities, Dr. Chwang worked for several years in development and management positions at Intel in Oregon and Bell Northern Research in Ottawa, Canada. Dr. Chwang holds a B.S. in Electrical Engineering from McGill University and a Ph.D. in Electrical Engineering from the University of Southern California.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF EACH NAMED NOMINEE.

BOARD COMMITTEES AND MEETINGS

During the year ended December 31, 2001, the Board of Directors held five meetings. Messrs. Taira and Chikagami attended four of the meetings of the board of directors; and Messrs. Chwang, Hu and Yeh attended all five meetings. Attendance was either in person or by telephonic conference. In addition, the Board of Directors acted by unanimous written consent four times during fiscal 2001. The Board has a Compensation Committee, Audit Committee, Stock Option Committee, and a Non-Officer Stock Option Committee.

The Compensation Committee makes recommendations concerning the salaries and benefits of all our officers and reviews general policy relating to compensation and benefits of our employees, except for the issuance of stock options and other awards under our equity incentive plans. The Compensation Committee is composed of three non-employee directors: Messrs. Taira, Chikagami and Chwang, and one employee director, Mr. Yeh. The Compensation Committee met four times during fiscal 2001. Of these four meetings, Messrs. Taira and Chikagami attended three meetings and Messrs. Chwang and Yeh attended all four meetings.

The Audit Committee reviews our internal accounting procedures, reviews the services provided, and meets and consults with our independent auditors. The Audit Committee is composed of three non-employee directors: Messrs. Taira, Chikagami, and Chwang. The Audit Committee met four times during fiscal 2001. Of these four meetings, Messrs. Taira and Chikagami attended three meetings; and Mr. Chwang attended all four meetings. All members of our Audit Committee are independent as independence is defined in Rule 4200(a)(14) of the NASD listing standards. The Stock Option Committee administers the issuance of stock options and other awards under our 1995 Equity Incentive Plan. The Stock Option Committee is composed of three non-employee directors: Messrs. Taira, Chikagami and Chwang. The Stock Option Committee met four times during fiscal 2001. Messrs. Taira and Chikagami attended three meetings and Mr. Chwang attended all four meetings. In addition, the Stock Option Committee acted by unanimous written consent one time during fiscal 2001.

The Non-Officer Stock Option Committee administers the issuance of stock options consisting of not more than 36,000 shares per stock option grant under our 1995 Equity Incentive Plan to non-officer employees. The Non-Officer Stock Option Committee is composed of one employee director: Mr. Yeh, our President and Chief Executive Officer. The Non-Officer Stock Option Committee acted by unanimous written consent nine times during fiscal 2001.

PROPOSAL 2

APPROVAL OF 1995 EQUITY INCENTIVE PLAN, AS AMENDED

In October 1995, the Board of Directors adopted, and the shareholders subsequently approved, our 1995 Equity Incentive Plan, or the Incentive Plan, as an amendment and restatement of our 1990 Stock Option Plan. As a result of a series of amendments, as of March 31, 2002, 28,250,000 shares were reserved for issuance under the Incentive Plan. In April 2002, our Board amended the Incentive Plan, subject to shareholder approval, to increase the aggregate number of shares of Common Stock authorized for issuance under the Incentive Plan by 2,000,000 shares to 30,250,000 shares.

As of March 31, 2002, options to purchase a total of approximately 10,191,000 shares, net of cancelled or expired options, were outstanding under the Incentive Plan. In addition, options to purchase 3,718,000 shares, plus any shares that might in the future be returned to the plan as a result of cancellations or expiration of options, remained available for future grant under the Incentive Plan. During fiscal 2001, under the Incentive Plan, we granted to all current officers as a group, options to purchase 162,000 shares at exercise prices of $4.46 to $18.56 per share, and granted to all employees, excluding officers, as a group, options to purchase 1,662,000 shares at exercise prices of $4.46 to $16.88 per share.

Shareholders are requested in this Proposal 2 to approve the Incentive Plan, as amended. If the shareholders fail to approve this Proposal 2, options granted under the Incentive Plan after the Annual Meeting in excess of the existing authorized share reserve may not qualify as performance-based compensation and, in some circumstances, we may be denied a business expense deduction for compensation recognized in connection with the exercise of these stock options.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the meeting, which shares voting affirmatively also constitute at least a majority of the required quorum, will be required to approve the Incentive Plan, as amended. For purposes of this vote, abstentions and broker non-votes will not be counted for any purpose in determining whether this matter has been approved.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2.

The essential features of the Incentive Plan are outlined below:

General

The Incentive Plan provides for the grant or issuance of incentive stock options to employees and nonstatutory stock options, restricted stock purchase awards, stock bonuses and stock appreciation rights to consultants, employees, officers and employee directors. To date only incentive stock options and nonstatutory stock options have been awarded under the Incentive Plan. Incentive stock options granted under the Incentive Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code. Nonstatutory stock options granted under the Incentive Plan are intended not to qualify as incentive stock options under the Code. See "Federal Income Tax Information" for a discussion of the tax treatment of the various awards included in the Incentive Plan.

Purpose

The Incentive Plan was adopted to provide a means by which employees of, and consultants to, us and our affiliates could be given an opportunity to receive our stock, to assist in retaining the services of employees holding key positions, to secure and retain the services of persons capable of filling such positions and to provide incentives for such persons to exert maximum efforts for our success. All of our employees as of March 31, 2002 and our consultants are eligible to participate in the Incentive Plan.

Administration

The Incentive Plan is administered by our Board of Directors. The Board has the power to construe and interpret the Incentive Plan and, subject to the provisions of the Incentive Plan:

- to determine the persons to whom and the dates on which awards will be granted;
- what type of award will be granted, the number of shares to be subject to each award;
- the time or times during the term of each award within which all or a portion of such award may be exercised;
- the exercise price;
- the type of consideration; and
- other terms of the award.

The Board of Directors is authorized to delegate administration of the Incentive Plan to a committee composed of not fewer than two members of the Board. As used herein with respect to the Incentive Plan, the "Board" refers to the Stock Option Committee as well as to the Board of Directors itself.

Eligibility

Incentive stock options may be granted under the Incentive Plan only to our employees, including our officers and employees of our affiliates. Consultants and employees, including our officers, are eligible to receive awards other than incentive stock options under the Incentive Plan. Directors who are not salaried employees of, or consultants to, us or to any affiliate are not eligible to participate in the Incentive Plan.

No option may be granted under the Incentive Plan to any person who, at the time of the grant, owns, or is deemed to own stock possessing more than 10% of the total combined voting power of our stock or the stock of any of our affiliates, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the option does not exceed five years from the date of grant. For incentive stock options granted under the Incentive Plan, the aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which such options are exercisable for the first time by an optionee during any calendar year, under all of our and our affiliates' such plans may not exceed $100,000.

SHARES SUBJECT TO THE INCENTIVE PLAN

Subject to shareholder approval of this proposal 2, an aggregate of 30,250,000 shares of our Common Stock is reserved for issuance under the Incentive Plan. If awards granted under the Incentive Plan expire or otherwise terminate without being exercised, the Common Stock not purchased pursuant to such awards again becomes available for issuance under the Incentive Plan.

TERMS OF OPTIONS

The following is a description of the permissible terms of options under the Incentive Plan. Individual option grants may be more restrictive as to any or all of the permissible terms described below.

Exercise Price; Payment. The exercise price of incentive stock options under the Incentive Plan may not be less than the fair market value of the Common Stock subject to the option on the date of the option grant, and in some cases, may not be less than 110% of such fair market value. For additional information see the section above entitled "Eligibility."

In the event of a decline in the value of our Common Stock, the Board has the authority to offer employees the opportunity to replace outstanding higher priced options, whether incentive or nonstatutory, with new lower priced options. We last provided that opportunity to employees in April 1997. To the extent required by Section 162(m), an option re-priced under the Incentive Plan is deemed to be cancelled and a new option granted. The Board also has the authority to include as part of an option agreement a provision entitling the optionee to a further option in the event that the optionee exercises his or her option by surrendering other shares of Common Stock as payment of the exercise price.

The exercise price of options granted under the Incentive Plan must be paid either:

- in cash at the time the option is exercised;
- at the discretion of the Board, by delivery of other shares of our Common Stock, or pursuant to a deferred payment arrangement; or
- in any other form of legal consideration acceptable to the Board.

Option Exercise. Options granted under the Incentive Plan may become exercisable in cumulative increments, or vest, as determined by the Board. Shares covered by currently outstanding options under the Incentive Plan typically vest at the rate of 25% on the first anniversary of the grant and 1/48th per month (25% per year) thereafter during the optionee's employment or service as a consultant (hire-on grants and promotion grants) or monthly over a twelve month period (performance grants and stock replenishment grants). Shares covered by options granted in the future under the Incentive Plan may be subject to different vesting terms. The Board has the power to accelerate the time during which an option may be exercised, and certain other events such as a change in our ownership may accelerate the vesting of options. In addition, options granted under the Incentive Plan may permit exercise prior to vesting, but in such event the optionee may be required to enter into an early exercise stock purchase agreement that allows us to repurchase shares not yet vested at their exercise price should the optionee leave our employ before vesting. To the extent provided by the terms of an option, an optionee may satisfy any federal, state or local tax withholding obligation relating to the exercise of such option by a cash payment upon exercise, by authorizing us to withhold a portion of the stock otherwise issuable to the optionee, by delivering already-owned shares of our stock or by a combination of these means.

Term. The maximum term of options under the Incentive Plan is ten years, except that in certain cases the maximum term is five years. Options under the Incentive Plan terminate three months after the optionee ceases to be an employee, director or consultant of ours or any of our affiliates, unless:

- the termination of employment as an employee, director or consultant is due to such person's permanent and total disability, as defined in the Code, in which case the option may, but need not, provide that it may be exercised at any time within one year of such termination;
- the optionee dies while an employee, director or consultant of ours or any of our affiliates, or within three months after termination of such employment as an employee, director, or consultant, in which

case the option may, but need not, provide that it may be exercised, to the extent the option was exercisable at the time of the optionee's death, within eighteen months of the optionee's death by the person or persons to whom the rights to such option pass by will or by the laws of descent and distribution; or

- the option by its terms specifically provides otherwise.

Individual options by their terms may provide for exercise within a longer period of time following termination of employment or the consulting or director relationship. The option term also may be extended in the event that exercise of the option within these periods is prohibited for specified reasons.

TERMS OF STOCK BONUSES AND PURCHASES OF RESTRICTED STOCK

Purchase Price; Payment. The purchase price under each stock purchase agreement will be determined by the Board, but the purchase price may not be less than 85% of the fair market value of our Common Stock on the date of purchase. The purchase price of stock pursuant to a stock purchase agreement must be paid either:

- in cash at the time of purchase;
- at the discretion of the Board, according to a deferred payment or other arrangement with the person to whom the Common Stock is sold; or
- in any other form of legal consideration that may be acceptable to the Board in its discretion.

Eligible participants may be awarded stock pursuant to a stock bonus agreement in consideration of past services actually rendered to us or for our benefit.

Repurchase. Shares of Common Stock sold or awarded under the Incentive Plan may, but need not, be subject to a repurchase option in favor of us in accordance with a vesting schedule determined by the Board. In the event a person ceases to be an employee of or ceases to serve as a director of or consultant to us or one of our affiliates, we may repurchase or otherwise reacquire any or all of the shares of Common Stock held by that person that have not vested as of the date of termination under the terms of the stock bonus or restricted stock purchase agreement between us and such person.

STOCK APPRECIATION RIGHTS

The Board may grant stock appreciation rights to our and our affiliates' employees, directors or consultants. The Incentive Plan authorizes three types of stock appreciation rights.

Tandem Stock Appreciation Rights. Tandem stock appreciation rights are tied to an underlying option and require the holder to elect whether to exercise the underlying option or to surrender the option for an appreciation distribution equal to the market price of the vested shares purchasable under the surrendered option less the aggregate exercise price payable for such shares. Appreciation distributions payable upon exercise of tandem stock appreciation rights must be made in cash. Tandem stock appreciation rights tied to incentive stock options may be granted to employees only.

Concurrent Stock Appreciation Rights. Concurrent stock appreciation rights are tied to an underlying option and are exercised automatically at the same time the underlying option is exercised. The holder receives an appreciation distribution equal to the market price of the vested shares purchased under the option less the aggregate exercise price payable for such shares. Appreciation distributions payable upon exercise of concurrent stock appreciation rights must be made in cash. Concurrent stock appreciation rights tied to incentive stock options may be granted to employees only.

Independent Stock Appreciation Rights. Independent stock appreciation rights are granted independently of any option and entitle the holder to receive upon exercise an appreciation distribution equal to the market price of a number of shares equal to the number of share equivalents to which the holder is vested under the independent stock appreciation right less the fair market value of such number of shares of stock on the date of grant of the independent stock appreciation rights. Appreciation distributions payable upon exercise of independent stock appreciation rights may, at the Board's discretion, be made in cash, in shares of Common Stock or a combination thereof.

Repricing. In the event of a decline in the value of our Common Stock, the Board has the authority to offer participants the opportunity to replace outstanding higher priced stock appreciation rights with new lower priced stock appreciation rights. To the extent required by Section 162(m) of the Code, a repriced stock appreciation rights is deemed to be canceled and a new stock appreciation rights granted. Both the stock appreciation rights deemed to be canceled and the new stock appreciation rights deemed to be granted will be counted against the Section 162(m) limitation.

ADJUSTMENT PROVISIONS

If there is any change in the stock subject to the Incentive Plan or subject to any award granted under the Incentive Plan, through merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or otherwise, the Incentive Plan and awards outstanding thereunder will be appropriately adjusted as to the class and the maximum number of shares subject to such plan and the class, number of shares and price per share of stock subject to such outstanding awards.

EFFECT OF CERTAIN CORPORATE EVENTS

The Incentive Plan provides that, in the event of our dissolution or liquidation, a specified type of merger or other corporate reorganization, to the extent permitted by law, any surviving corporation will be required to either assume awards outstanding under the Incentive Plan or substitute similar awards for those outstanding under the Incentive plan, or such outstanding awards will continue in full force and effect. In the event that any surviving corporation declines to assume or continue awards outstanding under the Incentive Plan, or to substitute similar awards, then, with respect to awards held by persons then performing services as employees, directors, or consultants, the time during which such awards may be exercised will be accelerated and the awards terminated if not exercised during such time. The acceleration of an award in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of us.

DURATION, AMENDMENT AND TERMINATION

The Board may suspend or terminate the Incentive Plan without shareholder approval or ratification at any time or from time to time. Unless sooner terminated, the Incentive Plan will terminate on April 12, 2009.

The Board also may amend the Incentive Plan at any time or from time to time. However, no amendment will be effective unless approved by our shareholders within twelve months before or after its adoption by the Board if the amendment would:

- modify the requirements as to eligibility for participation, to the extent such modification requires shareholder approval in order for the Incentive Plan to satisfy Section 422 of the Code, if applicable;
- increase the number of shares reserved for issuance upon exercise of options; or
- change any other provision of the Incentive Plan in any other way if such modification requires shareholder approval in order to satisfy the requirements of Section 422 of the Code.

The Board may submit any other amendment to the Incentive Plan for shareholder approval, including, but not limited to, amendments intended to satisfy the requirements of Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limitation on the deductibility of compensation paid to certain employees.

RESTRICTIONS ON TRANSFER

Under the Incentive Plan, an incentive stock option may not be transferred by the optionee other than by will or by the laws of descent and distribution and, during the lifetime of an optionee, an option may be exercised only by the optionee. A nonstatutory stock option or an independent stock appreciation right may not be transferred except by will or by the laws of descent and distribution or pursuant to a "qualified domestic relations order." In any case, an optionee may designate in writing a third party who may exercise the option in the event of the optionee's death. No rights under a stock bonus or restricted stock purchase agreement are transferable except where required by law or expressly authorized by the terms of the applicable stock bonus or restricted stock purchase agreement. A tandem stock appreciation right or concurrent stock appreciation right may be transferred only by the methods applicable to the underlying option. In addition, any shares subject to repurchase by us under an early exercise stock purchase agreement may be subject to restrictions on transfer which the Board deems appropriate.

FEDERAL INCOME TAX INFORMATION

Incentive Stock Options. Incentive stock options under the Incentive Plan are intended to be eligible for the favorable federal income tax treatment accorded "incentive stock options" under the Code.

There generally are no federal income tax consequences to the optionee or to us by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may subject the optionee to an alternative minimum tax liability.

If an optionee holds stock acquired through exercise of an incentive stock option for at least two years from the date on which the option is granted and at least one year from the date on which the shares are transferred to the optionee upon exercise of the option, any gain or loss on a disposition of such stock will be a long-term capital gain or loss. Generally, if the optionee disposes of the stock before the expiration of either of these holding periods, a "disqualifying disposition," at the time of disposition, the optionee will realize taxable ordinary income equal to the lesser of (1) the excess of the stock's fair market value on the date of exercise over the exercise price, or (2) the optionee's actual gain, if any, on the purchase and sale. The optionee's additional gain, or any loss, upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on the length of time the stock was held. Capital gains currently are generally subject to lower tax rates than ordinary income. The maximum long-term capital gains rate for federal income tax purposes is currently 20% while the maximum ordinary income rate is effectively 39.6% at the present time. Slightly different rules may apply to optionees who acquire stock subject to certain repurchase options or who are subject to Section 16(b) of the Securities Exchange Act of 1934.

To the extent the optionee recognizes ordinary income by reason of a disqualifying disposition, we generally will be entitled, subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, to a corresponding business expense deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options. Nonstatutory stock options granted under the Incentive Plan generally have the following federal income tax consequences.

There are no tax consequences to the optionee or to us by reason of the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the optionee normally will recognize taxable ordinary income equal to the excess of the stock's fair market value on the date of exercise over the option exercise price. Generally, with respect to employees, we are required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a reporting obligation, we generally will be entitled to a business expense deduction equal to the taxable ordinary income realized by the optionee. Upon disposition of the stock, the optionee will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon exercise of the option. Such gain or loss will be long-term or short-term depending on the length of time the stock was held. Slightly different rules may apply to optionees who acquire stock subject to certain repurchase options or who are subject to Section 16(b) of the Securities Exchange Act of 1934.

Restricted Stock and Stock Bonuses. Restricted stock and stock bonuses granted under the Incentive Plan generally have the following federal income tax consequences.

Upon acquisition of stock under a restricted stock or stock bonus award, the recipient normally will recognize taxable ordinary income equal to the excess of the stock's fair market value over the purchase price, if any. However, to the extent the stock is subject to certain types of vesting restrictions, the taxable event will be delayed until the vesting restrictions lapse unless the recipient elects to be taxed on receipt of the stock. Generally, with respect to employees, we are required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we generally will be entitled to a business expense deduction equal to the taxable ordinary income realized by the recipient. Upon disposition of the stock, the recipient will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock, if any, plus any amount recognized as ordinary income upon acquisition, or vesting, of the stock. Such gain or loss will be long-term or short-term depending on the length of time that the stock was held from the date ordinary income is measured. Slightly different rules may apply to persons who are subject to Section 16(b) of the Securities Exchange Act of 1934.

Stock Appreciation Rights. No taxable income is realized upon the receipt of a stock appreciation right, but upon exercise of the stock appreciation right the fair market value of the shares, or cash in lieu of shares, received must be treated as compensation taxable as ordinary income to the recipient in the year of such exercise. Generally, with respect to employees, we are required to withhold from the payment made on exercise of the stock appreciation right or from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, Section 162(m) of the Code and the satisfaction of a reporting obligation, we will be entitled to a business expense deduction equal to the taxable ordinary income recognized by the recipient.

Potential Limitation on Company Deductions. Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to a covered employee in a taxable year to the extent that non-performance-based compensation paid to such a covered employee exceeds $1 million. It is possible that compensation attributable to awards under the Incentive Plan, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year.

Certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation. In accordance with Treasury regulations issued under Section 162(m) of the Code, compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation if the award is granted by a compensation committee comprised solely of "outside directors" and either (1) the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, the per-employee limitation is approved by the shareholders, and the exercise price of the award is no less than the fair market value of the stock on the date of grant, or (2) the award is granted (or exercisable) only upon the achievement (as certified in writing by the compensation committee) of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, and the award is approved by shareholders. Restricted stock and stock bonuses qualify as performance-based compensation under these Treasury regulations only if:

- the award is granted by a compensation committee comprised solely of "outside directors";
- the award is granted, or exercisable, only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain;
- the compensation committee certifies in writing prior to the granting, or exercisability, of the award that the performance goal has been satisfied; and

- prior to the granting, or exercisability, of the award, shareholders have approved the material terms of the award including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount, or formula used to calculate the amount, payable upon attainment of the performance goal.

PROPOSAL 3

APPROVAL OF 1995 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN, AS AMENDED

In October 1995, the Board of Directors adopted, and the shareholders subsequently approved, our 1995 Non-Employee Directors' Stock Option Plan, or the Directors' Plan. The Directors' Plan provides a means by which each director who is not otherwise an SST employee will be given an opportunity to purchase our stock. As a result of a previous amendment, as of March 31, 2002, 600,000 shares of Common Stock were reserved for issuance under the Directors' Plan. In April 2002, our Board amended the Directors' Plan, subject to shareholder approval, to increase the aggregate number of shares of Common Stock authorized for issuance under the Directors' Plan by 200,000 shares to 800,000 shares.

As of March 31, 2002, options to purchase a total of approximately 172,000 shares, net of cancelled or expired options, were outstanding under the Directors' Plan, of which options to purchase 165,000 shares were exercisable at a weighted average price of $13.07 per share, and options to purchase 335,000 shares had been exercised under the Directors' Plan at a weighted average exercise price of $2.32 per share. As of March 31, 2002, options to purchase approximately 93,000 shares, plus any shares that might in the future be returned to the plan as a result of cancellations or expiration of the options, remained available for future grants under the Directors' Plan.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the meeting, which shares voting affirmatively also constitute at least a majority of the required quorum, will be required to approve the Directors' Plan, as amended. For purposes of this vote, abstentions and broker non-votes will not be counted for any purpose in determining whether this matter has been approved.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 3.

The essential features of the Directors' Plan are outlined below:

General

The Directors' Plan provides for the automatic grant of nonstatutory stock options. Options granted under the Directors' Plan are not intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code. See the section below entitled "Federal Income Tax Information" for a discussion of the tax treatment of nonstatutory stock options.

Purpose

The purpose of the Directors' Plan is to provide a means by which each director who is not otherwise an SST employee or an employee of our affiliates will be given an opportunity to purchase our stock. We believe the Directors' Plan is necessary in order to secure and retain the services of non-employee directors, and to provide incentives for such persons to exert maximum efforts for our success.

Administration

The Board administers the Directors' Plan. The Board has the power, which it has not yet exercised, to delegate administration of the Directors' Plan to a committee composed of not fewer than two members of the Board. As used herein with respect to the Directors' Plan, the "Board" refers to any committee the Board appoints as well as to the Board itself.

Shares Subject To The Directors' Plan

Subject to shareholder approval of this proposal 3, the shares reserved for issuance under the Directors' Plan shall not exceed an aggregate of 800,000 shares of our Common Stock. If any option granted under the Directors' Plan shall for any reason expire or otherwise terminate without having been exercised in full, the stock not purchased under such option shall again become available for the Directors' Plan.

Eligibility

The Directors' Plan provides that options may be granted only to non-employee directors. A "non-employee director" is defined in the Directors' Plan as a director of who is not an employee of or consultant to SST or any of our affiliates.

Non-Discretionary Grants

Each person who is elected for the first time to be a non-employee director automatically shall be granted, upon the date of initial election to be a non-employee director by the Board or shareholders, an option to purchase 45,000 shares of our Common Stock. On the date of each annual meeting, each person who is then a non-employee director and continuously has been a non-employee director since our annual meeting in the immediately preceding year automatically shall be granted an option to purchase 18,000 shares of our Common Stock. Non-employee directors who join the Board mid-year will be given an option to purchase a pro-rata amount of shares of Common Stock based on the number of days the person has continuously served with 18,000 shares representing the full year.

Option Provisions

Each option expires 10 years from the date of grant unless terminated earlier due to the death or termination of service. Upon the death of the optionee, the option expires after 18 months. Upon the termination of service of the optionee for any reason other than death, or for no reason, the option expires after 12 months. The exercise price of each option shall be 100% of the fair market value of the stock subject to such option on the date such option is granted. Payment of the exercise price of each option is due in full in cash upon any exercise when the number of shares being purchased upon such exercise is less than 1,000 shares; when the number of shares being purchased upon an exercise is 1,000 or more shares, the optionee may elect to make payment of the exercise price either by payment of the exercise price per share in cash at the time of exercise; or by delivery of shares of Common Stock already owned by the optionee, or by a combination of the two methods. Options granted prior to April 1999 vest ratably over four years from the date of grant. Options granted after April 1999 are fully vested and exercisable upon the date of grant.

Effect Of Certain Corporate Events; Adjustments Upon Changes In Stock

The Directors' Plan provides for appropriate adjustments of the number of shares subject to outstanding options and the exercise price in the event the Company's shares are changed by reason of a subdivision or consolidation or shares, stock split or other similar corporate transaction. In the event of our dissolution, liquidation or sale of substantially all of our assets, or a merger or consolidation in which we are not the surviving corporation or other change in control transaction as identified in the Directors' Plan, all options issued prior to January 1, 1999 shall be accelerated to permit the optionee to exercise all such options in full prior to such event, and the options shall terminate if not exercised prior to such event.

Amendment Of The Plan

The Board at any time may amend the Directors' Plan; *provided, however,* that the Board shall not amend the plan more than once every 6 months, with respect to the provisions of the Directors' Plan which relate to the amount, price and timing of grants, unless as needed to comply with the Code. Except as provided for adjustments upon changes in stock, described above, no amendment shall be effective unless approved by our shareholders within 12 months before or after the adoption of the amendment, where the amendment will increase the number of shares, modify the requirements as to eligibility for participation, or if shareholder approval is required for Directors' Plan modifications under the Code or federal securities laws.

Termination Or Suspension Of The Plan

The Board in its discretion, may suspend or terminate the Directors' Plan at any time. No options may be granted under the Directors' Plan while it is suspended or after it is terminated. Rights and obligations under any option granted while the Directors' Plan is in effect shall not be impaired by suspension or termination of the Directors' Plan, except with the consent of the person to whom the option was granted.

Federal Income Tax Information

Nonstatutory stock options granted under the Directors' Plan generally have the following federal income tax consequences.

There are no tax consequences to the optionholder or to us by reason of the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the optionholder normally will recognize taxable ordinary income equal to the excess of the stock's fair market value on the date of exercise over the option exercise price. However, to the extent the stock is subject to certain types of vesting restrictions, the taxable event will be delayed until the vesting restrictions lapse unless the participant elects to be taxed on receipt of the stock. If the optionholder becomes an employee, we are required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness and the satisfaction of a tax reporting obligation, we will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the optionholder.

Upon disposition of the stock, the optionholder will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon exercise of the option, or vesting of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year. Slightly different rules may apply to optionholders who acquire stock subject to certain repurchase options or who are subject to Section 16(b) of the Securities Exchange Act of 1934.

PROPOSAL 4

RATIFICATION OF SELECTION OF INDEPENDENT ACCOUNTANTS

The Board of Directors has selected PricewaterhouseCoopers LLP as our independent accountants for the fiscal year ending December 31, 2002 and has further directed that management submit the selection of independent accountants for ratification by the shareholders at the Annual Meeting. PricewaterhouseCoopers LLP has audited our financial statements since 1991. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Shareholder ratification of the selection of PricewaterhouseCoopers LLP as our independent accountants is not required by our bylaws or otherwise. However, the Board is submitting the selection of PricewaterhouseCoopers LLP to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit Committee and the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee and the Board in their discretion may direct the appointment of different independent accountants at any time during the year if they determine that such a change would be in our best interests and our shareholders.

PricewaterhouseCoopers LLP fees for the fiscal year ended December 31, 2001 are as follows:

Audit Fees: Aggregate fees billed by PricewaterhouseCoopers LLP for the audit of our annual financial statements for the fiscal year ended December 31, 2001 and review of the financial statements included in our quarterly reports on Form 10-Q were approximately $514,000.

Financial Information Systems Design and Implementation Fees: During 2001, we did not engage PricewaterhouseCoopers LLP to provide advice regarding financial information systems design and implementation.

All Other Fees: Aggregate fees for all other professional services rendered by PricewaterhouseCoopers LLP were approximately $262,000 for the fiscal year ending December 31, 2001. These services primarily included assistance with income and other tax consulting, a registration statement and accounting technical advice.

The Audit Committee has determined the rendering of other professional services by PricewaterhouseCoopers LLP is compatible with maintaining their independence.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting, which shares voting affirmatively also constitute at least a majority of the required quorum, at the Annual Meeting will be required to ratify the selection of PricewaterhouseCoopers LLP. For purposes of this vote, abstentions and broker-non votes will not be counted for any purpose in determining whether this matter has been ratified.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our Common Stock as of March 1, 2002 by:

- each of the officers listed in the "Summary Compensation Table";
- each director; and
- all of our officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of March 1, 2002. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Percentage of ownership is based on 92,149,794 shares of Common Stock outstanding on March 1, 2002. Unless otherwise indicated, the address of each of the individuals named below is: c/o Silicon Storage Technology, Inc., 1171 Sonora Court, Sunnyvale, California 94086.

	Beneficial Ownership		
Name	Shares Issuable Pursuant to Options Exercisable Within 60 Days of March 1, 2002	Number of Shares (Including Number Shown in First Column)	Percentage of Total
Bing Yeh (1)	344,063	11,324,063	12.2%
Yaw Wen Hu (2)	296,383	1,216,108	1.3%
Michael Briner (3)	227,150	722,893	*
Derek Best	63,555	210,882	*
Isao Nojima	439,375	702,767	*
Tsuyoshi Taira	128,164	178,164	*
Yasushi Chikagami	55,095	121,464	*
Ronald Chwang	38,570	159,777	*
All officers and directors as a group (10 persons)	1,752,105	15,200,416	16.2%

* Represents beneficial ownership of less than 1% of the outstanding shares of our Common Stock.

(1) Includes (1) 3,450,000 shares held by the Yeh Family Trust U/D/T dated August 14, 1995, of which Mr. Yeh and his wife are trustees, and (2) 7,440,000 shares held by the Yeh 1995 Children's Trust U/T/A dated July 31, 1995 of which Su-Wen Y. Liu and Yeon-Hong Chan are trustees. Mr. Yeh disclaims beneficial ownership of the shares held by the children's trust. Also includes 90,000 shares purchased under an IRA account in the name of Bing Yeh.

(2) Includes 15,000 shares held by each of Mr. Hu's two minor children.

(3) Includes 24,000 shares held by Tammy Briner, custodian of Jeffrey Daniel Briner (UCAUTMA).

Compliance with the Reporting Requirements of Section 16(a)

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the year ended December 31, 2001, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with, except that on April 27, 2001, Paul Lui, our Vice President, Special Product Group, filed an amended Form 3 to reflect an additional 193,710 shares of Common Stock held by LTC Enterprise, Inc.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS (1)

The Audit Committee oversees SST's financial reporting process on behalf of the Board of Directors and is responsible for providing independent, objective oversight of SST's accounting functions and internal controls. Management has the primary responsibility for the financial statements and the reporting process including the system of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements contained in the 2001 Annual Report on Form 10-K with SST's management.

The Audit Committee met with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles and reviewed and discussed the audited financial statements and other issues deemed significant by the auditors, including those required by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards), as amended. In addition, the Audit Committee discussed with the independent auditors their independence from management and SST, including the matters in the written disclosures required by Independence Standards Board Standard and considered the compatibility of any non-audit services with the auditors' independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2001, for filing with the Securities and Exchange Commission. The Audit Committee and the Board have also recommended, subject to shareholder ratification, the selection of PricewaterhouseCoopers LLP as SST's independent auditors for the year ending December 31, 2002.

Audit Committee

Ronald Chwang
Tsuyoshi Taira
Yasushi Chikagami

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(1) Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, that might incorporate future filings, including this Proxy Statement, in whole or in part, the following report shall not be incorporated by reference into any such filings.

COMPENSATION

COMPENSATION OF DIRECTORS

Our directors do not currently receive any cash compensation from us for their service as members of our Board of Directors, although they are reimbursed for certain travel-related expenses in connection with attendance at Board and committee meetings in accordance with our policy.

Each of our non-employee directors receives stock option grants under our 1995 Non-Employee Directors' Stock Option Plan, or the Directors' Plan. During 2001, we granted options under the Directors' Plan covering 18,000 shares to each of Messrs. Taira, Chikagami, and Chwang at an exercise price of $8.32 per share based on the closing sales price reported on the Nasdaq National Market on the date of grant. See Proposal 3 for more information regarding the Directors' Plan.

COMPENSATION OF OFFICERS

Summary of Compensation

The following table shows for the fiscal years ended December 31, 2001, 2000 and 1999, compensation awarded or paid to, or earned by our Chief Executive Officer and our four other most highly compensated officers at December 31, 2001. Amounts under the column "All Other Compensation" include matching contributions to 401(k) plans, patent awards, and amounts paid by us on behalf of the officers for supplemental life insurance.

Summary Compensation Table

		Annual Compensation		Long Term Compensation Awards	
Name and Principal Position	Year	Salary	Bonus	Securities Underlying Stock Options	All Other Compensation
Bing Yeh..	2001	$ 392,700	$151,999	45,000	$ 1,928
President and Chief Executive	2000	$ 330,000	$ 75,242	300,000	$ 1,973
Officer	1999	$ 232,199	$ 101	90,000	$ 86
Yaw Wen Hu..................................	2001	$ 286,559	$115,109	17,454	$ 1,596
Senior Vice President, Operations	2000	$ 242,833	$ 56,818	147,321	$ 1,668
and Process Development	1999	$ 177,760	$ 101	98,406	$ 86
Michael Briner................................	2001	$ 251,984	$ 90,530	50,047	$ 1,355
Senior Vice President, Application	2000	$ 224,986	$ 40,458	48,842	$ 1,973
Specific Product Group	1999	$ 201,774	$ 101	30,000	$ 420
Derek Best.....................................	2001	$ 248,400	$ 84,839	15,649	$ 2,288
Senior Vice President, Sales and	2000	$ 213,797	$ 38,843	109,437	$ 973
Marketing	1999	$ 170,154	$ 101	66,984	$ 86
Isao Nojima....................................	2001	$ 214,593	$ 71,285	11,556	$ 3,539
Vice President, Standard Memory	2000	$ 180,330	$ 38,706	50,350	$ 4,473
Product Group	1999	$ 155,685	$ 101	81,672	$ 961

STOCK OPTION GRANTS AND EXERCISES

The following tables show for the fiscal year ended December 31, 2001, information regarding options granted to, exercised by, and held at year end by the officers listed in the Summary Compensation Table above.

2001 Stock Option Grants

The exercise price of each option was equal to the fair market value of our Common Stock on the date of grant. Mr. Yeh's option was equal to 110% of the fair market value of our Common Stock on the date of grant. The exercise price may be paid in cash, in shares of our Common Stock valued at fair value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.

The potential realizable value is calculated based on the term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by:

- multiplying the number of shares of Common Stock subject to a given option by the exercise price per share;
- assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the options; and
- subtracting from that result the aggregate option exercise price.

The shares listed in the following table under "Number of Securities Underlying Option Granted" are subject to vesting. Each of the stock options listed in the table vest over a five-year period, 20% after one year and 1.667% per month thereafter. Each of the options has a ten-year term, except for Mr. Yeh's option which has a five-year term, subject to earlier termination if the optionee's service with us ceases. Under certain circumstances following a change of control, the vesting of such option grants may accelerate and become immediately exercisable.

Percentages shown under "Percent of Total Options Granted in 2001" are based on 1,878,000 options granted to our employees and directors during 2001.

Individual Grants

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted in 2001	Exercise Price	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term 5%	10%
Bing Yeh........	45,000	2.40%	$ 18.56	1/15/06	$ 133,976	$ 387,781
Yaw Wen Hu...	17,454	0.93%	$ 4.46	10/1/11	$ 48,956	$ 124,065
Michael Briner.	35,000	1.86%	$ 8.63	3/29/11	$ 189,958	$ 481,390
	15,047	0.80%	$ 4.46	10/1/11	$ 42,205	$ 106,955
Derek Best......	15,649	0.83%	$ 4.46	10/1/11	$ 43,893	$ 111,235
Isao Nojima.....	11,556	0.62%	$ 4.46	10/1/11	$ 32,413	$ 82,141

Aggregate Option Exercises in 2001 and 2001 Year-End Option Values

Amounts shown under the column "Value Realized" are based on the closing sales price of our Common Stock on the date of exercise as reported on the Nasdaq National Market less the exercise price. Amounts shown under the column "Value of Unexercised In-the-Money Options at December 31, 2001" are based on the closing price of our Common Stock ($9.64) on December 31, 2001, as reported on the Nasdaq National Market, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price payable for these shares.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2001 Exercisable / Unexercisable	Value of Unexercised In-The-Money Options at December 31, 2001 Exercisable / Unexercisable
Bing Yeh.........	-	$ -	330,000 / 45,000	$256,200 / $ -
Yaw Wen Hu....	250,000	$ 2,314,200	396,048 / 105,739	$2,584,008 / $372,505
Michael Briner..	166,800	$ 1,796,936	304,800 / 161,289	$2,364,480 / $907,933
Derek Best.......	104,911	$ 887,942	50,250 / 138,858	$ - / $585,266
Isao Nojima......	100,000	$ 1,365,200	427,870 / 68,272	$3,642,435 / $324,605

Employee Benefit Plans

Employee Stock Purchase Plan

In October 1995, we adopted the 1995 Employee Stock Purchase Plan, or the Purchase Plan, covering an aggregate of 2,550,000 shares of our Common Stock. The Purchase Plan was amended in April 1999 to increase the number of shares reserved for issuance under the Purchase Plan to 3,600,000 shares. As of March 31, 2002, approximately 1,249,000 shares remained available for issuance under the Purchase Plan. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under the Purchase Plan, the Board may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering will be no more than 27 months.

Employees are eligible to participate if they are employed by us, or one of our affiliates designated by the Board, for at least 20 hours per week and are employed by us, or one of our affiliates designated by the Board, for at least five months per calendar year. Employees who participate in an offering can have up to 10% of their earnings withheld pursuant to the Purchase Plan. The amount withheld will then be used to purchase shares of our Common Stock on specified dates determined by the Board. The price of our Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering period or on the specified purchase date. Employees may end their participation in the offering at any time during the offering period. Participation ends automatically on termination of employment.

In the event of a merger, reorganization, or consolidation or liquidation in which we are not the surviving corporation, the Board has discretion to provide that each right to purchase Common Stock will be assumed or an equivalent right substituted by the successor corporation. Alternatively, the Board may shorten the offering period and provide for all sums collected by payroll deductions to be applied to the purchase of Common Stock immediately prior to such merger or other transaction. The Purchase Plan will terminate at the Board's direction. The Board has the authority to amend or terminate the Purchase Plan subject to the limitation that no such action may adversely affect any outstanding rights to purchase Common Stock.

The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2001:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders……..	10,887,375	$7.13	5,262,273 (1)

(1) Includes 1,448,343 shares available for issuance under our Purchase Plan.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON COMPENSATION (1)

Our officer compensation program is administered by the Compensation Committee of the Board of Directors which is composed of Messrs. Taira, Chikagami and Chwang, each a non-employee director of SST and Bing Yeh, our President and Chief Executive Officer; and the Stock Option Committee which consists of Messrs. Taira, Chikagami and Chwang.

Our officer compensation program is designed to retain and reward officers who are responsible for leading us in achieving its business objectives. The salary compensation of the Chief Executive Officer is established by the non-employee members of the Compensation Committee, Messrs. Taira, Chikagami and Chwang. This report is submitted by the Compensation Committee and the Stock Option Committee and addresses our compensation policies for the fiscal year ended December 31, 2001 as they affect Bing Yeh, in his capacity as our President and Chief Executive Officer, and our other officers.

COMPENSATION PHILOSOPHY

The objectives of our compensation program are to:

- align compensation with our business objectives and individual performance;
- motivate and reward high levels of performance;
- recognize and reward the achievement of team and individual goals; and
- enable us to attract, retain and reward officers who contribute to our long-term success.

Our officer compensation philosophy is to tie a significant portion of our compensation to our performance and attainment of team and individual goals and objectives by our officers and is based on the following:

— The Committee regularly compares our officer compensation practices with those of other companies in the semiconductor industry and other technology-related industries and sets our compensation guidelines based on this review. Our base annual salaries for our officers are generally in the low to mid-range of those paid to officers of companies with comparable revenue targets in high technology industries. The Compensation Committee and the Stock Option Committee seek, however, to provide our officers with opportunities for higher compensation through profit sharing and stock options which, when we are profitable, places total compensation in the mid to upper-range of comparable companies.

— The Committee believes that an officer compensation program that ties profit sharing awards to performance and achievement of our stated goals serves both as an influential motivator to its officers and as an effective instrument for aligning their interests with those of our shareholders.

— The Committee also believes that a substantial portion of the compensation of our officers should be linked to the success of our stock in the marketplace. The linkage is achieved through our stock option program, which also serves to more fully align the interests of management with those of our shareholders.

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(1) Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, that might incorporate future filings, including this Proxy Statement, in whole or in part, the following report and Performance Graph shall not be incorporated by reference into any such filings.

Implementation of Compensation Program

Annual compensation for our officers consists of three principal elements — salary, profit sharing and stock options.

The Compensation Committee sets the base annual salary and levels of compensation for officers by reviewing compensation for comparable positions in the market and the historical compensation levels of our officers. Currently, the base annual salaries of our officers are at levels which the Compensation Committee believes are generally in the low to mid-range of those of officers of companies with which we compare ourselves. The Compensation Committee members participate in the deliberations of the annual salaries for all officers other than for compensation for Mr. Yeh. The non-employee members of the Compensation Committee deliberate upon and set Mr. Yeh's annual salary. Increases in annual salaries are based on a review and evaluation of officer salary levels and the demonstrated capabilities of the officers in managing the key aspects of a fabless semiconductor company, including:

- corporate partnering, patent strategy and technology collaborations;
- research and development;
- market development and market penetration;
- financial matters, including attracting capital and financial planning; and
- human resources.

Compensation of the Chief Executive Officer in Fiscal 2001

As discussed below, Mr. Yeh is eligible to participate in the same officer compensation plans available to our other officers. The non-employee members of the Compensation Committee set Mr. Yeh's total annual compensation, including compensation derived from our profit sharing program, at a level it believes is appropriate in comparison with other chief executive officers at mid-sized companies in technology-related industries with comparable revenue targets.

Mr. Yeh earned $392,700 in 2001 as base salary. Despite Mr. Yeh's contributions with respect to our increase in product shipments, the introduction of new products, the advancement of market development and diversification of market penetration, the continued development of corporate partnership strategy, and the refinement of overall strategic direction, we decided not to increase Mr. Yeh's base salary in 2002. In addition, due to economic conditions, none of our employees received annual salary increases from 2001 to 2002, and therefore we and Mr. Yeh did not believe that it would be appropriate to increase Mr. Yeh's base salary. During 2001 Mr. Yeh also received $151,999 for profit sharing earned in the second half of 2000. Profit sharing is calculated and based on a pre-determined formula that is applied to our employees as described below. During 2001, Mr. Yeh was also granted an option to purchase 45,000 shares of our Common Stock at an exercise price of $18.56, based on 110% of the closing price of our Common Stock as reported on the Nasdaq National Market on the date of grant. The options were granted in recognition of Mr. Yeh's performance and were intended to provide him with a continuing incentive to remain with SST and contribute to our success.

Profit Sharing

During 2001, profit sharing was calculated for all employees, including officers but excluding employees in the sales department, twice using two pre-determined profit sharing-based formulas. The first formula allocates 10% of our operating profit to a profit sharing pool provided that we have met our twin profitability goals of both pre-tax profits and operating profits in excess of 10% of sales. If pre-tax profits or operating profits are less than 10% of sales, no allocation is made to profit sharing. Further, effective March 31, 2001, the first formula is also reduced by a quality adjustment, which is calculated based on the percentage difference between gross product revenues and net product revenues, and then multiplied by five. The profit sharing pool to be distributed is reduced by this percentage. The second formula apportions some of the profit sharing pool, if any, to each employee based on the employee's length of employment, level of performance and base salary and the individual employee's compliance with our Management by Objective, or MBO, method to help employees with planning their work. An individual's profit sharing is subject to a 20% reduction if an employee fails to post his or her MBOs on our intranet by a specified time. No bonus is paid to an employee who has worked for us for less than six months. Level of performance is a numerical value assigned in performance reviews independently of the profit sharing program. We currently calculate bonuses based on our financial performance in the periods January 1 through June 30 and July 1 through December 31. During 2001, a separate bonus plan was used for employees in the sales department, which is based on performance to pre-determined sales quotas and product design wins which generate minimum revenue thresholds. The sales bonus portion that relates to sales quotas is also subject to quality adjustment in the manner described above. The Senior Vice President of Sales & Marketing and the Vice President of North American Sales participate in our overall profit sharing plan but not in the sales bonus plan.

As we did not achieve our profitability requirements of the profit sharing plan for the periods January 1, 2001 through June 30, 2001 and July 1, 2001 through December 31, 2001, none of our executive officers, or any other employee, were eligible for profit sharing in 2001. Amounts related to profits earned during the period July 1, 2000 through December 31, 2000 were paid on February 9, 2001.

Stock Awards

Total compensation at the officer level also includes long-term incentives offered by stock awards under the Incentive Plan. Stock awards are designed to align the long-term interests of our employees with those of our shareholders and to assist in the retention of employees. The size of an individual stock award is generally intended to reflect the employee's position with us and his or her importance, past and future anticipated contributions to our business, and how many years of future service for which the employee has non-vested options. It has been our practice to fix the exercise price of stock option grants at 100% of the fair market value per share on the date of grant. Options are generally subject to vesting over a four or five year period to encourage key employees to continue in our employ.

The Stock Option Committee administers the Incentive Plan for our officers. The Board has delegated to the Non-Officers Stock Option Committee the administration of the Incentive Plan for all of our other employees for option grants of not more than 36,000 shares per option grant. In January 1997, a stock replenishment program was approved by the Board of Directors whereby options may be granted on a smaller and more frequent basis to both our officers and employees in order to ensure that each eligible employee possesses non-vested options for four years of future service. We intend to grant options to our officers on a routine basis as part of this stock replenishment program.

In addition, compensation at the officer level includes short-term incentives offered through stock option grants that may vest from one year to five years from the date of grant and may have performance targets attached which may accelerate the vesting of these options. Such stock option grants are designed to provide short-term incentives to accomplish such strategic initiatives as the completion of product development, the successful introduction of new products into the marketplace, and the reduction of manufacturing and other costs needed to achieve our goals. The size of individual stock option grants is intended to reflect the employee's position and anticipated contribution to our business. It has been our practice to fix the exercise price of stock option grants at 100% of the fair market value per share on the date of grant. As required under our Incentive Plan, the exercise price of stock option grants for officers who own more than 10% of the shares of our outstanding stock is set at 110% of the fair market value on the date of grant.

Federal Tax Considerations

Section 162(m) of the Code limits us to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Code.

The statute containing this law and the applicable Treasury regulations offer a number of transitional exceptions to this deduction limit for pre-existing compensation plans, arrangements and binding contracts. As a result, the Compensation Committee believes that at the present time it is quite unlikely that the compensation paid to any officer in a taxable year which is subject to the deduction limit will exceed $1 million. Therefore, the Compensation Committee has not yet established a policy for determining which forms of incentive compensation awarded to our officers shall be designed to qualify as "performance-based compensation." The Compensation Committee intends to continue to evaluate the effects of the statute and Treasury regulations.

Compensation Committee

Bing Yeh
Tsuyoshi Taira
Yasushi Chikagami
Ronald Chwang

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

The Compensation Committee of the Board of Directors is composed of the following persons: Bing Yeh, Tsuyoshi Taira, Yasushi Chikagami and Ronald Chwang.

No current member of the Compensation Committee, other than Mr. Yeh, is an officer or employee of SST, and none of our officers serves as a member of a compensation committee of any entity that has one or more officers serving as a member of our Compensation Committee.

PERFORMANCE MEASUREMENT COMPARISON

The following chart shows the total shareholder return of an investment of $100 in cash on December 31, 1996 for:

- our Common Stock;
- the Nasdaq Stock Market (U.S.) Index; and
- the JP Morgan H&Q Semiconductors Index.

All values assume reinvestment of the full amount of all dividends and are calculated as of December 31, 1997, 1998, 1999, 2000 and 2001. We have never paid a cash dividend.



900
800
700
600
500
400
300
200
100
0
DOLLARS
12/96
12/97
12/98
12/99
12/00
12/01
SILICON STORAGE TECHNOLOGY, INC.
NASDAQ STOCK MARKET (U.S.)
JP MORGAN H & Q SEMICONDUCTORS

	Cumulative Total Return					
	12/96	12/97	12/98	12/99	12/00	12/01
SILICON STORAGE TECHNOLOGY, INC.	$ 100.00	$ 64.10	$ 50.00	$ 846.15	$ 727.03	$ 593.29
NASDAQ STOCK MARKET (U.S.)	$ 100.00	$ 122.48	$ 172.68	$ 320.89	$ 193.01	$ 153.15
JP MORGAN H & Q SEMICONDUCTORS	$ 100.00	$ 105.46	$ 148.04	$ 369.44	$ 308.19	$ 298.73

This section is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 whether made before or after the date hereof and irrespective of any general incorporation of language in any such filings.

Certain Relationships and Related Transactions

Business Relationships

Mr. Yeh is a member of the board of directors of Apacer Technology, Inc. or Apacer, one of our customers and vendors. As of December 31, 2001, we owned a 10.3% interest in Apacer. In 2001, Apacer accounted for approximately $280,000, or 0.1%, of our net product revenues, and we purchased approximately $626,000 in products and services from Apacer.

Mr. Yeh is a member of the board of directors of PCT, a privately held Taiwanese company. PCT is one of our manufacturers' representatives. As of December 31, 2001, we owned a 15.0% interest in PCT. In 2001, PCT accounted for 2.1%, or $5.4 million of net product revenues. In March 2001, PCT established a separate company and wholly-owned subsidiary, SPT, to provide planning, warehousing, delivery, billing, collection and other logistic functions for us in Taiwan. In 2001, approximately $78.2 million, or 30.3%, of our net product revenues were derived from end customer sales through SPT, our logistics center. At December 31, 2001, we had accounts receivable from SPT of approximately $19.8 million.

Loans to Executive Officers

In March 2001, we loaned $278,063.95 to Derek Best, our Senior Vice President, Sales and Marketing. Under the terms of the promissory note interest-only payments of $1,969.62 were due monthly for 12 months and a balloon payment for the total principal amount and accrued interest due was to be paid on March 30, 2002. The note was unsecured and bore a simple interest rate of 8.5%. All interest payments on this note were made timely in accordance with the term of the note through December 31, 2001. On January 1, 2002, we loaned an additional $40,000 to Mr. Best. The first note was canceled and the remaining amount due of $278,063.95 was incorporated into a new note of $318,063.95. Under the terms of the new note, both the principal amount and accrued interest are due at the end of the term of the note on December 31, 2002. The note is unsecured, and it bears a simple interest rate of 3.53% per annum.

In April 2002, we loaned an additional $200,000 to Mr. Best. Under the terms of the promissory note both the principal amount and accrued interest are due at the end of the term of the note on August 10, 2002. The note is unsecured, and bears a simple interest rate of 3.53% per annum. All loans to Mr. Best were intended to assist Mr. Best finance his primary residence.

In September 2001, we loaned $3,000,000 to Bing Yeh, our President and Chief Executive Officer. Under the terms of the full recourse promissory note, both the principal amount and accrued interest were due at the end of the term of the note on September 28, 2003. The principal amount and accrued interest due was subsequently paid in full in October 2001. The note bore simple interest at 4.0% per annum. The loan was intended as a short-term bridge loan for Mr. Yeh to finance his primary residence.

Indemnity Agreements

We have entered into indemnity agreements with our executive officers and directors which provide, among other things, that we will indemnify these persons, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as our director, officer or agent, and otherwise to the full extent permitted under California law and our bylaws.

As a matter of policy, all transactions between us and any of our officers, directors or principal shareholders will be approved by a majority of the independent and disinterested members of the Board of Directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties and will be in connection with our bona fide business purposes.

Other Matters

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

JEFFREY L. GARON
Secretary

April 30, 2002

Our Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended December 31, 2001 is available without charge upon written request to: Corporate Secretary, Silicon Storage Technology, Inc., 1171 Sonora Court, Sunnyvale, California 94086.

Please date, sign and mail your proxy card back as soon as possible!

Annual Meeting of Shareholders
SILICON STORAGE TECHNOLOGY, INC.

June 21, 2002

Please Detach and Mail in the Envelope Provided

A [X] Please mark your votes as indicated in this example.

MANAGEMENT RECOMMENDS A VOTE FOR THE NOMINEES FOR DIRECTOR LISTED BELOW AND FOR PROPOSALS 2, 3 AND 4.

	FOR	WITHHOLD FOR ALL	
1. To elect directors to serve for the ensuing year and until their successors are elected.	☐	☐	*Nominees:* Bing Yeh, Yaw Wen Hu, Tsuyoshi Taira, Yasushi Chikagami, Ronald Chwang

To withhold authority to vote for any nominee(s), write such nominee(s)' name in the space provided below.

____

	FOR	AGAINST	ABSTAIN
2. To approve our 1995 Equity Incentive Plan, as amended, to increase the aggregate number of shares of Common Stock authorized for issuance under such plan by 2,000,000 to 30,250,000 shares.	☐	☐	☐
3. To approve our 1995 Non-Employee Directors' Plan, as amended, to increase the aggregate number of shares of Common Stock authorized for issuance under such plan by 200,000 to 800,000 shares.	☐	☐	☐
4. To ratify the selection of PricewaterhouseCoopers LLP as our independent accountants for the fiscal year ending December 31, 2002.	☐	☐	☐

5. *To transact such other business as may properly come before the meeting or* any adjournment or postponement thereof.

Unless a contrary direction is indicated, this Proxy will be voted for all nominees listed in Proposal 1 and for Proposals 2, 3 and 4 as more specifically described in the Proxy Statement. If specific instructions are indicated, this Proxy will be voted in accordance therewith.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Signature: ______________________ *Dated:* __________, *2002 Signature, if jointly held* ______________________ *Dated:* __________, *2002*

NOTE: Please sign exactly as your name appears hereon. If the stock is registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians and attorneys-in-fact should add their titles. If signer is a corporation, please give full corporate name and have a duly authorized officer sign, stating title. If signer is a partnership, please sign in partnership name by authorized person.

8888

PROXY **SILICON STORAGE TECHNOLOGY, INC.** PROXY

PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 21, 2002

The undersigned hereby appoints Bing Yeh and Jeffrey L. Garon, and each of them, as attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of stock of Silicon Storage Technology, Inc. (the "Company") which the undersigned may be entitled to vote at the Annual Meeting of Shareholders of Silicon Storage Technology, Inc. to be held at the offices of the Company at 1156 Sonora Court, Sunnyvale, California 94086 on Friday, June 21, 2002 at 2:00 p.m., local time, and at any and all postponements, continuations and adjournments thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the following matters and in accordance with the following instructions, with discretionary authority as to any and all other matters that may properly come before the meeting.

(Continued, and to be signed on the other side)

Management

Bing Yeh: President and CEO

Yaw Wen Hu: Sr. VP, Operations and Process Development

Derek Best: Sr. VP, Sales and Marketing

Michael S. Briner: Sr. VP, Application Specific Product Group

Isao Nojima: VP, Standard Memory Product Group

Paul Lui: VP, Special Product Group

Jeffrey L. Garon: VP, Finance and Administration and CFO and Secretary

Board of Directors

Bing Yeh: President and CEO
Silicon Storage Technology, Inc.

Yaw Wen Hu: Sr. VP, Operations and Process Development
Silicon Storage Technology, Inc.

Tsuyoshi Taira: President
Tazan International, Inc.

Yasushi Chikagami: Chairman
Arise, Inc.

Ronald Chwang: President
Acer Technology Ventures Management, LLP

Annual Meeting

The annual meeting of shareholders will be held at:
Silicon Storage Technology, Inc.
1156 Sonora Court
Sunnyvale, CA 94086
at 2:00 p.m., June 21, 2002

Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038

Independent Accountants

PricewaterhouseCoopers L.L.P.
Ten Almaden Blvd., Suite 1600
San Jose, CA 95113

Corporate Counsel

Cooley Godward L.L.P.
5 Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155

Stock Listing

Silicon Storage Technology, Inc. common stock is traded on the Nasdaq National Market under the symbol SSTI.

Silicon Storage Technology, Inc.
1171 Sonora Court • Sunnyvale • CA 94086
Tel: (408) 735-9110 • Fax: (408) 735-9036
www.sst.com • www.SuperFlash.com